Form 20-F
period 2004-07-31
TYLER RESOURCES INC /FI
filed 2004-11-08
CIK 930164

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

(Mark One)

[]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 000-_______________________________

Tyler Resources Inc.
(Exact name of Registrant as specified in its charter)

Tyler Resources Inc.
(Translation of Registrant's name into English)

ALBERTA, CANADA
(Jurisdiction of incorporation or organization)

#500 - 926 - 5th AVENUE, S.W., CALGARY, ALBERTA, T2P 0N7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares, without nominal or par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

68,431,439 common shares as at July 30, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X    No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17X     Item 18

PART I

Glossary of Terms

In addition to the terms defined elsewhere in this 2004 Annual Report, certain terms used in the annual report are defined below:

“Affiliate”	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
“CDG”	CDG Investments Inc.
“Company”	Tyler Resources Inc. and all direct and indirect subsidiaries
“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass.In gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“g/T”	Grams per metric tonne.
“m”	Metres
“mineralization”	A natural aggregate of one or more valuable minerals.
“net profit interest”, or “NPI”

A specified percentage of the entire proceeds received from a mine’s production less capital costs, labour and materials for the mining and treating of ore.Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

“operator”	The party in a joint venture that carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
“ore”	A natural aggregate of one or more minerals which may be mined and sold at a profit.
“ounces”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces of 28.4 grams.
“ppm”	Parts per million.
“QA/QC”	Quality assurance/quality control.
“Recursos Tyler”	Recursos Tyler S.A. de C.V., a Mexican corporation which is a wholly owned subsidiary of the Company.
“ton”	Short ton (2,000 lb.).
“tonne”	Metric tonne (2,204.6 lb. or 1,000 kg.)
“tonnage” and “grade”	The quality of ore reserves and the amount of gold and silver (or other products) contained in such reserves and include estimates for mining dilution but not for other processing losses.
“TSXV”	The TSX Venture Exchange

Conversion Table

In this annual report both Imperial and metric measures are used with respect to mineral properties located in Canada.Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION.

This report contains forward-looking statements concerning the Company’s plans for its prospects and other matters.These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the prospect is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral resource can be economically exploited.Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration results will not be consistent with the Company’s expectations;

  exploration risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with, or interruptions in, production;

  the potential for delays in exploration activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with exploration; and

  other risks and uncertainties related to the Company’s prospects and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.Persons reading this report are cautioned against attributing undue certainty to forward-looking statements.

ITEM 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company are:

James Devonshire, C.A.

Gregory Smith, C.A.

Jean Pierre Jutras, P.Geol.

Dr. Shane Ebert, Ph.D., P.Geo.

Lesley Hayes

The senior management of the Company are:

James Devonshire, C.A.

-

Chairman and CEO

Jean Pierre Jutras, P.Geol.

-

President and COO

Regan Chernish, P.Geol.

-

Vice-President

Barbara O’Neill

-

Secretary

B.

ADVISERS:

The legal advisors and banking information is as follows:

Legal Counsel:

Grabard Miller

600 Third Avenue

New York, NY 10016-2097

TingleMerritt LLP

1250 Standard Life Building

639-5th Avenue S.W.

Calgary, Alberta, T2P 0M9

Bank:

HSBC Bank of Canada

333-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

C.

AUDITORS:

The Auditors of the Company are:

Grant Thornton LLP

Suite 1000, 112-4th Avenue S.W.

Calgary, Alberta, T2P 0H3

ITEM 2:

OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3:

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars.A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis.This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 15 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

YEARS ENDED JULY 31

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2004	2003	2002	2001	2000
Operating Summary
Revenue (Canadian and US GAAP)
Interest and other	$ 25	$ 5	$ 5	$ 18	$ 1
Overhead recoveries	9	6	16	5	3
Income (loss) continuing operations
Canadian GAAP	(1,145)	(134)	(1,582)	(15)	(797)
US GAAP	(1,960)	(464)	(999)	(130)	(2)
Net income (loss)
Canadian GAAP	(1,145)	(134)	(1,582)	(15)	(797)
United States GAAP	(1,960)	(464)	(999)	(130)	(2)
Financial Status
Total assets
Canadian GAAP	8,139	4,960	4,737	6,593	6,238
United States GAAP	2,443	64	133	676	591
Working capital (deficiency)
Canadian GAAP	2,317	(267)	48	440	66
United States GAAP	2,317	(261)	61	440	66
Long term liabilities
Canadian GAAP	-	-	-	-	-
United States GAAP	-	-	-	-	-
Shareholder’s equity (net assets)
Canadian GAAP	8,091	4,642	4,672	5,958	6,169
United States GAAP	2,394	(255)	67	657	522
Capital Stock
- amount Canadian GAAP	13,051	9,050	8,946	8,650	10,335
- amount US GAAP	13,038	9,037	8,933	8,637	10,335
- number	68,431,439	38,294,939	36,219,939	33,732,439	30,294,939
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic anddiluted	(0.02)	(0.00)	(0.05)	(0.00)	(0.03)
United States GAAP
Basic and diluted	(0.04)	(0.01)	(0.03)	(0.00)	(0.00)
Net earnings (loss) per common share – continuing operations
Canadian GAAP-Basic and Diluted	(0.02)	(0.00)	(0.05)	(0.00)	(0.03)
United States GAAP Basic and diluted	(0.04)	(0.01)	(0.03)	(0.00)	(0.00)

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.The exchange rate for Canadian dollars expressed in United States dollars at November 1, 2004, the exchange rate was $0.  .

The high and low exchange rates for each month during the previous six months were as follows:

Month	Low	High
October, 2004	$.	$.
September, 2004	$.77	$.79
August, 2004	$.75	$.77
July, 2004	$.75	$.76
June, 2004	$.73	$.75
May, 2004	$.72	$.74

The average exchange rates for the five most recent financial years were as follows:

Years Ended July 31:	2004	2003	2002	2001	2000
Average rate	$.75	$.67	$.64	$.66	$.68

B.

CAPITALIZATION AND INDEBTEDNESS

		July 31,	July 31,
	Authorized	2004	2003
		(unaudited)	(audited)
Debt
Demand notes payable (1)		$ -	$ 67,065

Share Capital
Common shares amount		$13,051,242	$ 9,050,246
Common shares number	unlimited number	68,431,439	38,294,939

1	The demand notes payable were due to companies controlled by individuals who are officers and directors and to a company related by virtue of certain common officers and directors.The notes were secured by a floating charge over the assets of the Company and by a specific charge over the shares of the Mexican corporation through which the Company holds its interest in the Mexican mineral properties.The notes, which were a current liability at July 31, 2003, bear interest at between 10% and 12%.
Refer to item 7, B (5).

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.

RISK FACTORS

An investment in the Company presents a high degree of risk.It is noteworthy that companies in the mineral exploration and extractive business often do not generate revenues and profit from their prospects and operations.In any evaluation of the Company, a person should consider the following risk factors in addition to the other information about the Company set forth in this disclosure document and other information available about the Company.

The Company is in the exploration stage, and therefore investors bear all the risks of an early stage company with no operating history.

The Company is in the mineral exploration business.It has not engaged in any activities beyond that of obtaining mineral rights and conducting exploratory activities.There is a significant amount of additional work and investment necessary for the Company to demonstrate the efficacy of its business plan of exploring different prospects for mineralizations.Investors should consider the business future of the Company based on the risks associated with its early stage and its lack of revenue history.An investment in the Company is speculative.

The Company has arrangements with other entities on which it is dependant for exploration, which if they do not fulfill their commitments, will result in either a loss of the prospect or a loss of a business opportunity.

The Company has entered into arrangements and has interest dispositions and royalty arrangements with other entities.Consequently, the Company is dependant on others for exploration of the prospects to which it has partial exploitation rights.If these entities do not fulfill their obligations to the Company or do not perform the activities expected, the Company will suffer a direct loss or a loss of an opportunity.

The Company has commitments to expend certain amounts under an agreement which could affect its rights if not made.

Under an option arrangement, the Company is committed to making cash payments.If the Company does not have the ability to make these payments at any time in the future, it would be in breach of the agreement and may lose its rights thereunder, including the possibility of losing rights to the prospects or revenues therefrom.

There are many risks associated with mineral exploration, any one of which could increase operational expense, cause delays or require curtailment of activities, with adverse effect on the business operations, asset value and business prospects.

Mineral exploration involves a high degree of risk and few prospects which are explored ultimately result in production or generate revenues or profits. The long-term profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to determine ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new prospects, to develop the mining and processing facilities at any site chosen for development. Even after development and extraction is undertaken, it is possible that commercial mineralizations will not exist in sufficient quantities to justify operations.In that event, shareholders will suffer an unrecoverable loss in their investment in the Company.

The commercial viability of a prospect is subject to many variables, any one or more of which could cause the Company to terminate exploration with a corresponding loss in the asset value and revenue potential.

If the Company proceeds to production on a particular prospect, its commercial viability may be affected by factors that are beyond the Company’s control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining, the availability of economic sources of energy, government regulations including those relating to prices, royalties, restrictions on production, quotas on extraction of minerals, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.As a result of these factors, the Company may be compelled to halt development or extraction operations resulting in unrecoverable losses and diminished business prospects.

Metals price fluctuations may adversely affect development decisions, revenue and profitability and ultimately investor return on an investment in the Company.

The decision to develop a prospect, and ultimately the revenues and profitability of the Company’s operations, will be dependent in part upon the market price of certain metals.The prices of these metals have fluctuated widely and are affected by numerous factors.These factors include international economic and political conditions, expectations of inflation, currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels, and inventory carrying costs.The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not pursuing a prospect or not receiving an adequate return on invested capital, or the investment not retaining its value.

Operations in Mexico may be affected by changes in the political and government attitude towards foreign extractive companies operating in the country with the result that the Company is adversely impacted, it is unable to finance its operations, or it is unprofitable to pursue its business plan.

The Company’s most important prospects are in Mexico. Exploration and mining activities on these prospects may be affected in varying degrees by political stability and government regulations relating to the mining industry.Changes in regulation or shifts in political conditions may adversely affect its business.Mexico is, to a degree, a developing country, which may make it more difficult for the Company to obtain any required exploration, development and production financing for prospects located there.

Extractive operations are subject to many aspects of government regulation and compliance, all of which impact the ability to conduct operations and may impact the profitability of the Company.

Exploration activities on its prospects in each country of the Company’s operations, is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.The current operations of the Company will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.These laws, regulations and permitting requirements change from time to time, often becoming more stringent.There is the possibility that the Company may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.Additionally, the Company may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.The Company also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

In addition to general governmental regulation, the Company faces an increasingly strict regime of environmental regulations which in all likelihood will result in greater operational expense and longer lead times for developmental and extractive activities and more stringent curtailments, fines and penalties for non-compliance.

The Company’s operations will be subject to environmental regulation. This body of law provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. This regulation also governs aspects of operations, including water use, tailings, and reclamation. Under these regulations, the Company will have to obtain licenses and permits, which will require expenditure on consultants, preparation of impact studies, and fees and which will take substantial time. Additionally, a breach of these regulations may result in the imposition of fines and penalties or force curtailment of activities. Environmental legislation continues to evolve and is increasingly stringent with stricter standards, more investigation, and the greater likelihood of enforcement actions, fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in environmental regulations has the potential to reduce the profitability of operations or, in some events, limit operations.

If the title to its prospects in Mexico and Canada are impaired or altered disadvantageously to the Company, its business operations will be adversely impacted and its assets diminished.

There is no guarantee that title in its Mexican prospect will not be challenged or impugned by third parties or that the applicable governmental authorities will not revoke, or significantly alter the ownership conditions of the mineral prospects. There is no certainty that the current rights represented by the mineral prospects or any additional rights applied for, will be granted or renewed on terms satisfactory to the Company. The prospects in Mexico are important to the business plan of the Company, and if their ownership is impaired or questioned, it will be a significant set back to the Company.

There is no guarantee that title to its Canadian prospects will not be challenged or impugned. The Company has not conducted boundary surveys of the claims in which it holds direct or indirect interests, and therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Northwest Territories than they are in most other areas of Canada. None of the Company’s prospects in the Northwest Territories cover areas where the Federal Crown proposes to transfer mineral rights to First Nations. Any loss of a prospect will impair its assets and future business operations.

Competitors may be able to act more efficiently and more quickly with the result that the Company’s future is adversely impacted.

The Company competes with major mining companies and other smaller natural resource companies in acquisition, exploration and financing of new prospects and projects. Many of these companies are more experienced, larger and better capitalized than the Company. The Company’s competitive position will depend upon its ability to successfully explore, acquire and develop new and existing prospects or projects. The Company’s ability to compete also will depend on its financial condition.

The Company will need additional financing in the future to execute its long-term business plan, and it does not have any specifically identified sources of capital. The lack of capital may result in the need to postpone or restrict exploration, development and business operations.

The Company has limited financial resources, and additional funding may not be available to the Company when needed, or at all, for further exploration or development of its prospects or to fulfill obligations under its agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, it may not be able to obtain adequate financing in the future. It is also possible that any offered financing may not be on terms that are favorable or acceptable. Failure to obtain needed additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s prospects, and with the possible loss of prospects

Some risks of operations cannot be insured, so that if and when they happen, the Company will be faced with an extraordinary expense and loss.

In the course of exploration of mineral prospects, unusual geological or unexpected operating conditions may occur, including rockbursts, cave-ins, fires and flooding.The Company may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may result in significant costs for the Company.

Because of corporate inter-relationships due to common directors, officer and shareholders, the Company may encounter conflicting positions with some of its partners which may not be resolved wholly satisfactorily to the Company.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies with which the Company has business dealings or intends to have dealings. Such associations may give rise to conflicts of interest from time to time when decisions have to be made to engage, continue and modify arrangements or pursue prospects. The directors of the Company are required by law to act honestly and in good faith with a view to the interests of the Company and its shareholders and to disclose any interests which they may have in any project or opportunity being pursued by the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The loss of the services of Mr. Jean Pierre Jutras, the Company President and Chief Operating Officer, would have an adverse impact on the management leadership and the public perception of the Company.

The Company is dependent on its President and Chief Operating Officer, Jean Pierre Jutras. The Company has a written consulting contract with Mr. Jutras, and requires 6 months advance notice of resignation.The Company does not have any key man insurance with respect to Mr. Jutras.If the services of Mr. Jutras were unavailable to it, the Company would be adversely affected.

Shareholders may not be able to readily resell their shares of the Company because of penny stock regulation.

The Company’s common shares currently have a market price of less than US$5.00 and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, they are classified as a “penny stock”.Since the common shares are classified as “penny stock,” they are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares. The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of the Company’s common shares.

ITEM 4:

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s current corporate name is Tyler Resources Inc.The Company was incorporated on August 5, 1980 under the Business Corporations Act of British Columbia, Canada, and was continued under the Business Corporations Act of Alberta on April 6, 1995.The original name of the Company was “Capoose Mining Incorporated.It changed its name to Capoose Minerals Incorporated on December 19, 1981, and then, on July 10, 1986, to Tyler Resources Inc.

The Company is located at Suite 500, 926-5th Avenue, S.W. Calgary, Alberta, Canada, T2P ON7 and its phone number is 403-269-6753.

1.

There have not been any significant changes or imporant events subsequent to the year end July 31, 2004.

2.

During the years ended July 31, 2002 through July 31, 2004, the Company had the following significant changes or important events:

Bahuerachi Purchase

The Company entered into a letter of intent dated as of November 12, 2003 with CDG Investments Inc. (CDG), for the acquisition of CDG’s interest in the Bahuerachi prospect in Mexico.The Company’s interest in the prospect at that date was approximately 49%, with CDG holding 40% and the initial vendor 11%.The Company is related to CDG by virtue of certain common officers and directors.See “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.”The Company has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.The acquisition cost of $800,000 was negotiated and agreed to by independent committees of the board of directors of both companies.The sale closed on January 29, 2004, upon shareholder and regulatory approval.

Arbitration Settlement – Carat Joint Venture

Pursuant to an arbitration hearing regarding certain disputed Carat joint venture costs, Diamondex Resources Ltd. (“Diamondex”), the joint venture partner, was directed to pay $261,572 to the Company as reimbursement of over-expenditures plus accrued interest of $11,654.The Company received payment in the amount of $273,226 on November 3, 2003.In addition, Diamondex was directed to pay the Company’s reasonable costs incurred, including legal costs that pertained to the arbitration.The Company received $284,675 for these awarded costs.The legal and other costs associated with the Carat arbitration have been capitalized to the Carat prospect.The awards reduced the Carat exploration costs in the Company’s quarterly financial statements.

Private Placement Financing – December 2003

The Company closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000 less issue costs of $3,500.Each Unit consisted of one common share and one non-transferable share purchase warrant.Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004. The private placement was sold to investors resident in Alberta and British Columbia and the shares issued were subject to a hold until April 24, 2004.

Private Placement Financing – March 2004

The Company closed a brokered financing of 13,003,000 units for gross proceeds of $3,250,750 (net $2,921,796).Each unit was sold at $0.25 per unit and consisted of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share until September 16, 2005 upon payment by the holder of $0.35 per common share.Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.At July 31, 2004 no Agents’ Units have been exercised.

Option of the Carat and Kelsey Prospects, Northwest Territories

The Company concluded an agreement with Majescor Resources Inc. (“Majescor”) to give Majescor an option to acquire its approximately 30% interest in the Carat prospect and an approximately 33% interest in the Kelsey diamond exploration joint ventures. The agreement with Majescor provides for total payments of $300,000 and 300,000 shares as well as 200,000 share warrants according to the following schedule:

  On March 5, 2004, Majescor paid the Company $50,000 and issued 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.40 per share until March 4, 2007.

  On or before January 23, 2005, Majescor will pay the Company $100,000 and issue 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.45 per share for a period of three years from the date of issue.

  In order for Majescor to purchase the Company’s rights, title and interest in both properties and joint venture agreements, Majescor, on or before January 23, 2006 will be required to pay the Company $150,000 and issue 100,000 common shares and 100,000 common share purchase warrants exercisable at $0.55 per share for a period of two years from the date of issue.

In addition, the Company will retain an interest of 8.3% of Majescor’s net profits from the Carat property and 8.4375% of Majescor’s net profits from the Kelsey property.

Weedy Lake Option Agreement

The Company has a 50.1% interest in the Weedy Lake prospects.During the fiscal year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn a 25.05% interest representing one half the Company’s interest.In order to earn the interest Golden Band had to incur cumulative exploration expenditures of $100,000 by December 31, 2002, and $200,000 by December 31, 2003, and it must incur cumulative exploration expenditures of $300,000 by December 31, 2004 and $1,500,000 by December 31, 2005.Upon completion of the option terms, the Company may convert its remaining 25.05% interest into a 0.5% net smelter returns royalty or continue to participate in the joint venture.Golden Band has been notified by the Company that it is in default of its earn in commitments.The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

Keni, Nunavut, Option Agreement

During the fiscal year ended July 31, 2002, the Company and Northern Abitibi Mining Corp. (Northern Abitibi), entered into a letter agreement whereby the two companies could jointly acquire an aggregate 65% interest in certain mineral claims, called the Keni Claims, aggregating approximately 111,000 acres.Northern Abitibi is related to the Company by virtue of certain common officers and directors. In order to earn the 65% interest, the companies were required to issue 250,000 shares of their capital stock each, over four years, and assume an exploration work commitment on the claims aggregating approximately $1,110,000 over four years.Prior to June 30, 2004 the Keni property was returned to the Vendor and the Company did not earn an interest in the property.The company is not required to issue additional shares or incur further expenditures.

Carat, Northwest Territories, Option Agreement

During the fiscal year ended July 31, 2001, Diamondex earned a 70% interest in the Carat prospect owned by the Company.The original option agreement was with Winspear Resources Ltd. (“Winspear”).Due to a reorganization of assets, Diamondex succeeded Winspear to earn the interest in the property.Pursuant to the option agreement Winspear issued 200,000 shares of its capital stock to the Company and Winspear and Diamondex incurred, in the aggregate $2,000,000 of exploration expenditures on the prospect.

B.

 BUSINESS OVERVIEW

The Company

The Company is engaged in the acquisition and exploration of prospects with anticipated specific mineralizations of copper, silver and gold and diamonds.Where warranted, the Company will seek to develop any of the prospects it has or obtains.The Company, at this stage, is an exploration company because its prospects have not yet reached commercial production and none of its prospects is beyond the advanced exploration stage.All work presently planned by the Company is directed towards a determination of the types and levels of mineralization in the various prospects in which it has an interest and increasing its understanding of the characteristics and economics of that mineralization.Most of its resources will be focused on its Mexican prospects.

Exploration for commercially viable mineralizations of any mineral includes a high degree of risk which careful evaluation, experience and factual knowledge may not eliminate.It is noteworthy that few prospects explored and developed ever produce a significant return on invested capital. The Company’s future depends on obtaining additional financing from time to time, for which it has no identified sources.The Company has not generated any revenues from mining operations since its incorporation in 1980.

Overview of Prospects

The principal prospect of the Company is its approximate 95% interest in the Bahuerachi prospect located in Chihuahua State, Mexico.This interest is held through a wholly owned subsidiary, Recursos Tyler S.A. De C.V. (“Recursos Tyler”) formed under Mexican law.

The Bahuerachi prospect is subject to an option agreement with a Mexican national, Luis Palafox (the “Optionor”), which expires on October 21, 2006.The option allowed the Company to make exploration expenditures and other payments over time, which payments diluted the Optionor to a 5% interest.In addition, this remaining 5% interest may be converted into a 10% net profits interest (“NPI”), and either the 5% interest or NPI may be purchased outright for US$700,000 by the Company.

In addition to the Mexican prospect, the Company has a number of interests in prospects in Canada.The first of these is a 30% and 33% interest in the Carat and Kelsey prospects in the Northwest Territories. The Company shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect.The Company has entered into an agreement with Majescor Resources Inc. (“Majescor”) giving an option to earn its approximately 30% interest in the Carat and an approximate 33% interest in the Kelsey diamond exploration joint ventures. Under this agreement Majescor must pay an aggregate of $300,000 and issue 300,000 shares and 200,000 warrants to the Company.The Company will retain an interest in Majescor’s net profits from these prospects upon completion of the option.

The Company has a 50.1% joint venture interest in the Weedy Lake prospect in Saskatchewan.The remaining 49.9% is held by Golden Band Resources Inc. (“Golden Band), a Canadian public reporting issuer whose shares are listed on the TSX.The Weedy Lake prospect is subject to an option and joint venture agreement under which Golden Band can earn an additional 25.05% interest in the prospect from the Company by incurring $1,500,000 in developmental and exploration expenditures over four years ending December 2005, with minimum annual expenditures of $100,000 to maintain the option in good standing.Upon fulfillment of the option terms, the Company may elect to continue to participate in the joint venture with its 25.05% interest or convert that interest to a 0.5% net smelter returns royalty.Golden Band is currently in default of its obligations.The Company and Golden Band are in discussions to resolve this.

Bahuerachi

The Bahuerachi prospect covers approximately 3,318 hectares in Chihuahua State, Mexico.Currently this is the most important of the Company’s prospects.The Company hopes to locate mineralizations of copper, silver and gold.There may also be other base metal mineralizations that prove to be commercially viable, but there have been no determinations as to the types of minerals and viability of recovery.This prospect is in the exploratory stage, and the Company plans to proceed with various activities to advance it to the development stage.

The prospect is under three contiguous concessions, which were issued in 2000 and 2002.The majority of the prospect, 3,288 hectares, is under two exploitation type concessions, whichexpire in 2050 and 2052.About 30 hectares are under an exploration concession which expires in February 2008; however, the concession may be converted to an exploitation permit.

The Company maintains the necessary annual environmental reporting on the prospects, and the last inspection was conducted in 2001.The Company has the necessary permits for its current program of drilling.The joint venture is responsible for the maintenance in good standing of the prospects under the agreement, including all statutory filings and tax payments.The Company currently pays annual mining duties of US$14,952.

Location; Accessibility

The Bahuerachi prospect lies in the south-western portion of Chihuahua State, about five kilometers northeast of the Sinaloa State border.The closest town is La Reforma, Sinaloa, located about eight kilometers to the south.  The prospect is accessed by secondary unpaved roads from Choix, Sinaloa which takes about four hours and requires a ferry crossing of Rio Fuerte.Access to Choix is by paved roads.Access to the property is possible year round.Access throughout the prospect is by a network of foot/burro trails, including well developed trails in Arroyo Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles.

Local Resources and Infrastructure

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store which sells essential supplies.Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the city of Choix where a wide range of products can be found. Supply trips to Choix from the property can usually be completed in one day when ferry service across the El Fuerte reservoir is available.

Electrical power is not presently available on the property, and the closest hydroelectric power generating facility is located roughly 25 kilometers to the south west of the property, at Huites on the El Fuerte river. The current power grid extends to the village of La Reforma, eight kilometers south of the property.

Water is present year round throughout the concessions in the major arroyos, such as Arroyo Reforma which crosses the property in a north-south direction. Drinking water is available either by filtering water from local arroyos or obtained from artesian wells at the village of Bahuerachi.

History of the Prospect

According to available records, the prospect has been visited by numerous large companies over the years, but their limited exploration efforts appear to have yielded little actual modern exploration data.It also appears that the work done by these companies was concentrated on the main zone of the prospect and not in the farther reaches of the concessions.Thus, the Company will be required to conduct a full range of exploration studies and evaluations to properly assess the potential of the overall

prospect.The historical workings and explorations of the concessions at best can only serve as a guide to where the Company activities might first commence.

Company Exploration

Since the acquisition of its interest in the Bahuerachi prospect in 1994, the Company has pursued activities designed to commence exploration of the concession area.The Company initially developed rudimentary road access to the area. The Company then initiated drilling in an effort to define a small near-surface copper oxide mineralization within the main zone.This initial drilling campaign was conducted in 1997 to evaluate the near surface copper-oxide potential of the prospect.It was conducted on a theoretical 50 meter centre grid to cover an area of roughly 400 meters by 200 meters over what was believed to be the core of the mineralized system in the main zone.Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic porphyry. Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 1997 drilling include the following reported statistics which remain valid in the context of future exploration on the prospect, in the main zone: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 m in altered andesites and sediments was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 m of intersections of copper mineralization in the altered dacitic porphyry intrusionwas found to grade 0.67% copper with a range of 0.28%-1.28% copper.All of these ranges are considered within the type of values expected in an economic porphyry style system and associated high grade skarn zones.

1997 Drill Hole Data Summary

DRILL HOLE DATA				MINERALIZATION (sections above 0.50% copper in bold)
Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
T-97-1	41.46		-90	0.60	25.30	24.70	1.63
				37.25	40.55	3.30	0.97
T-97-1-A	116.77		-90	0.60	26.00	25.40	1.42
				36.60	57.32	20.72	1.10
T-97-2	101.52		-90	23.12	59.60	36.48	0.80
				59.60	69.38	9.78	0.36
T-97-3	101.52		-90	22.86	51.21	28.35	0.63
				51.21	67.99	16.78	0.25
				95.02	95.59	0.57	1.81
T-97-4	89.33		-90	5.00	21.34	16.34	1.04
				55.79	62.80	7.01	0.40
T-97-5	101.52		-90	28.79	41.16	12.37	0.16
				77.13	96.95	19.82	0.12

T-97-6	101.52		-90	29.12	42.07	12.95	0.37
				42.07	66.16	24.09	0.63
				66.16	86.28	20.12	0.30
T-97-7	101.52		-90	35.98	74.08	38.10	0.90
				74.08	98.48	24.40	0.39
T-97-8	101.52	-90	42.07	49.70	7.63	0.27
			49.70	60.45	10.75	1.22
			77.13	93.29	16.16	0.45
T-97-9	101.52	-90
T-97-10	46.65	-90	3.96	12.80	8.84	1.91
			31.40	34.45	3.05	1.45

Drill hole#	Total depth	Azimuth	Inclination	From	To	length (m)	%Cu
T-97-11	69.82	60	-60	1.83	14.33	12.50	1.39
				14.33	21.03	6.70	0.37
				49.70	64.63	14.93	1.40
T-97-12	60.06	105	-50	0.75	6.40	5.65	0.80
T-97-13	27.44		-90	0.60	8.54	7.94	1.42
				18.40	27.44	9.04	0.32
T-97-14	89.33	135	-47.5	5.49	16.16	10.67	1.40
				40.44	50.45	10.01	0.58
				50.45	53.35	2.90	0.12
				53.35	60.22	6.87	0.47
T-97-15	55.79	200	-70	0.60	3.96	3.36	0.36
				49.39	55.79	6.40	0.87
T-97-16	101.52		-90	23.00	31.40	8.40	0.29
				31.40	54.00	22.60	0.18
				54.00	62.50	8.50	0.06
				62.50	74.00	11.50	0.13
				74.00	80.18	6.18	0.54
				80.18	92.50	12.32	0.14
				92.50	93.60	1.10	1.34
T-97-17	45.73		-90	0.60	26.22	25.62	0.16
				26.22	35.98	9.76	1.26
				35.98	45.12	9.14	0.21
T-97-18	54.88		-90	5.18	24.53	19.35	0.25
				24.53	31.40	6.87	0.54
				31.40	44.21	12.81	0.17

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data that has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi.A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence.Numerous mineralized showings have been identified on the property outside of the main zone

In 2001 there was a surface exploration program to examine known showings with the objective of determining geological controls and settings for existing mineralization.Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data cannot be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty.The 2001 program was successful in outlining minimum surface length and widths for mineralization at the main zoneand the Mina Mexicana and Los Alisos areas.It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.

A short program of underground sampling was conducted in August 2003 in conjunction with a number of field property visits with third parties.The short program centered on the partial rehabilitation of an historical adit.The program objective was to collect data at depths which, in conjunction with the 2001 surface data, would allow for the generation of an interpretative cross-section across the system.

The Company conducted an airborne geophysical survey on the property in February 2004 in preparation for an exploratory drilling program that commenced in April 2004.

The Phase 2004 Phase 1 program consisted of 1,084 meters of diamond drilling as well as mechanized trenching.Field work started in March and lasted through to early June 2004.The program successfullyconfirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc bearing breccia and skarn bodies.These occur locally within, on the edges, and away from the main mineralized porphyry (QFP).The mineralized intrusive complex, including mineralized sediments and high grade breccia and skarn zones in the core of the complex, has now been outlined at surface over an area in excess of 4 kilometres in strike length with widths varying between 200 metres to in excess of 700 metres. These results continue to confirm the presence of mineralization with bulk mining potential in a world class sized porphyry setting at the Bahuerachi Property.

Significant drill intersects for drill holes 3 through 12 are presented in the table below.The drilling has confirmed continuation of the mineralized zones and continues to demonstrate the depth extension of sections sampled at surface.Due to poor ground conditions, all the drill holes were terminated or lost before reaching their planned target depths, often within mineralized zones.Data for drill holes 1 and 2 are not included as generally poor core recovery did not allow for proper sampling to be carried out.

Drill holes # 3 through 12, significant intervals:

DRILL HOLE #	FROM(m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04BAH-03	28.04	49.38	21.34	3.11%	.09	19.42	1.25	breccia pipe/skarn
04BAH-04	21	79	58	0.72%				Chalcocite blanket/QFP/breccia skarn
Including	21	45	24	1.16%	.02	3.23	.02	Chalcocite blanket/skarn/QFP
Including	63	79	16	0.76%	.05	9.67	0.60	breccia pipe/skarn
04BAH-05	14	122.43	108.43	0.63%				Chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	.02	4.83	.14	Chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn
O4BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04BAH-07	2.74	44.00	41.26	2.18%	.13	15.59	0.11	breccia pipe/skarn
04BAH-08								abandonned
04-BAH-09	12.8	19.1	6.3	0.63	0.05	4.3	0.08	QFP/Skarn
	76.6	87.5	10.9	0.63	0.03	6.4	0.11	skarn
04-BAH-10	18.9	31.5	12.6	0.65	0.02	1.3	0.2	Seds/skarn
	39.3	49.2	9.9	0.68	0.06	4.4	0.19	Skarn
	64.6	76.9	12.3	0.34	.04	2.6	0.07	Skarn
04-BAH-11	37.2	60.1	22.9	1.14	0.18	6.9	0.06	Sediments/Skarn breccia/QFP
including	41.3	51.2	8.9	2.07	0.22	9.6	0.10	Skarn breccia
04-BAH-12								abandonned

Further surface sampling was also conducted in areas of new mechanized trenching.Significant results for those sections include the following results, along with the drill hole vicinity in which the sampling was performed.

Trench area	Composite interval length	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
Section, hole # 10	18 metres	1.25				Endo and exoskarn
Section, hole
#12	15 metres	1.21	0.18	19.7	0.14	Skarn breccia
Section, Hole #9.	24 metres	0.51				Oxidized porphyry
Section, Hole #9.	21 metres	1.12	0.06	9.26	0.38	Endo and exoskarn
Section, Hole #9.	30 metres	0.72	0.04	7.9	0.35	Endo and exoskarn

Phase 1 has accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.A supergene enrichment blanket has also been confirmed although its extent remains poorly defined.Encouraging grades within stockwork veined QFP in the northern part of the area tested during phase 1 include 3.05 metres grading 0.73% Cu and 3.05 metres grading 0.18% Copper and 0.35 g/t gold at the end of drill hole #11.Combined with surface chip samples in variably leached intrusion grading 0.51% Cu over 24 metres and 36 metres grading 0.40% copper, this provides an excellent porphyry copper target to be tested during Phase 2.

Areas of Mineralization

Currently, there are seven significant zones of mineralization identified within the entire prospect.Two of the zones will be the focus of the next phase of exploratory work.In the main zone, it is expected that copper and gold, along with other base metals, may be present at levels that will be commercially viable for later development.In the Los Alisos zone, there appears to be a gold-silver hydrothermal system, which has had some mapping and sampling at the surface, and indicates levels of mineralization that support initial drilling.

Work to date has only been on specific areas within the prospect.This work has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex.

Future Program

Phase 2 work will include further mechanized trenching and a minimum initial 3,000 to 5,000 metres of drilling to expand the area of present discoveries along strike to the north and south, to the west and at depth. An independent technical evaluation of drilling techniques and relatively poor performances in terms of core recoveries conducted during Phase 1 is expected to lead to improved drilling rate production and core recoveries in Phase 2.

Other targets to be drill evaluated outside of the main zone include an electromagnetic geophysical conductor in excess of 1 km in length believed to be related to unexposed sulphide bearing mineralization in the north west corner of the property, the Los Alisos epithermal gold-silver occurrence in the center of the property, and the Mina Mexicana high grade copper-gold bearing skarn/breccia complex located to the immediate south east of the area tested during phase 1.

The Company will continue drilling and other exploration activities on the property so long as exploration results so warrant, and capital is available.

Weedy Lake Prospect, Saskatchewan

The Weedy Lake Prospect was staked as a claim in 1999.To maintain the claims, annual assessment work of $11,925 is required, but there is an excess expenditure credit of $240,000 available to be applied against this obligation. To date, the Company has incurred a total of $2,000,000 in exploration expenditures.

The Company holds a 50.1% interest in the Weedy Lake Prospect, with the balance held by Golden Band Resources Inc., an unaffiliated party.The Company originally acquired its interest pursuant to an option and joint venture agreement with CDG.During the fiscal year ended July 31, 2002, the

Company entered into an option agreement with Golden Band Resources under which it can earn up to one-half of the Company’s interest in the property by incurring a minimum of $100,000 of exploration expenditures on the prospect in each of the first three years of the option term and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005. Golden Band has been notified by the Company that it is in default of its earn in commitments.The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

During the period from 1986 to 1990, the Company drilled a total of 88 holes, for a total of 15,532 metres, on the Weedy Lake Prospect.No exploration programs were carried out during the period 1990 to September 30, 1995.During fiscal year 1996, the Company carried out a two phase diamond drill program in which it drilled an additional 57 holes.The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program.During fiscal year 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken.No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band Resources conducted some till sampling on the prospect and recompiled historical data in order to generate new exploration targets.

As a result of this work, it is believed there may be viable amounts of gold mineralization.The methods of recovery would have to be either open pit or underground exploitation.Additional shallow drilling will be necessary to refine the open pit resource potential and underground resource potential would have to be re-evaluated after open pit recovery is underway.There is substantial work that must be undertaken before any actual recovery can be commenced, and because Golden Band is in default under its agreement, this prospect may not ever be exploited byor on behalf of the Company or result in any revenues.

Carat and Kelsey Properties, Northwest Territories

The Company holds a 30% and 33% interest in the Carat and Kelsey prospects, respectively, in the Northwest Territories. The Company shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect.The Company has entered into an agreement with Majescor Resources Inc. giving an option to earn its entire interest of approximately 30% interest in the Carat and approximately 33% interest in the Kelsey diamond exploration joint ventures. Under this agreement Majescor Resources must pay an aggregate of $300,000 and issue 300,000 shares and 200,000 warrants to the Company.The Company will retain an interest in Majescor’s net profits from these prospects upon completion of the option.

Coronation Diamond District, Nunavut

The Company and Northern Abitibi Mining Corp. together held an option from 4763 NWT Ltd. to acquire an interest in an 111,174.64 acre block of ground in the Coronation Diamond district in Nunavut. Under the terms of the agreement, the two companies could earn a 65% interest in the prospect by issuing 250,000 shares of the Company and 250,000 shares of Northern Abitibi over four years and jointly spending approximately $1.1 million dollars over four years on the prospect.Prior to June 30, 2004 the Keni property was returned to the Vendor.

Government Regulation

The exploration of a mining prospect is subject to regulation by a number of different governmental authorities.The most significant of the kinds of regulation affecting the business of the Company at this time are those related to preservation of the interest and environmentally related regulation.The former regulation generally is related to perfecting an interest in a particular prospect, registration and payment of annual maintenance fees.In some instances, it also includes filing required exploration proposals for a particular prospect.The latter regulation generally addresses issues relating to air, soil and water contamination and environmental restoration, and apply to many mining related activities including exploration, drilling, trenching, and other soil disturbance, water use, waste disposal and use of toxic substances.

In addition, in the pursuit of exploration activities, there are regulations relating to labor standards, occupational health and safety, mine safety, and general land use.In some instances, the Company may encounter regulations on the export of minerals and local labor requirements.

The current laws and regulations affecting the business of the Company may be found at the federal, provincial, state and local levels of administration, in both countries in which it operates.All of the regulatory bodies are constantly reviewing their regulatory structures, and it is likely that over time the laws and regulations will become more stringent.Much of the regulation is administered by imposing the need for permits and licenses.In some instances, it is also administered by inspections. The failure to have a required permit or license, or fail an inspection, may result in fines or other penalties or in the revocation of a permit or license.In some instances, the failure to comply with regulations, mostly in the area of registration and maintenance fees, may result in the loss of the right to exploit a particular prospect.Additionally, the Company may have to take remedial action resulting in unexpected expense.The Company may be required to recompense those suffering loss or damage by reason of its activities.

In some instances, the Company relies on third parties with which it shares an ownership interest to comply with the regulations and other legal requirements.Although their relationship is governed by various option and joint venture arrangements, the failure of a third party to comply with any of the above types of regulations could have consequence on the Company, including fines, penalties, reclamation costs and the loss of rights of exploitation.

Competition

The Company expects to compete with numerous junior mining and exploration companies to identify and acquire claims with mineralization potential.In addition, it will compete with such companies for the services of experienced professionals and consultants in geological, environmental, drilling, testing and surveying disciplines.Many of the current competitors have, andmany of the future competitors are expected to have, greater resources than the Company.Therefore, the Company will have to compete largely on the basis of its current financial resources and its ability to obtain future funding.

C.

ORGANIZATIONAL STRUCTURE

Not applicable.

D.

PROPERTY, PLANTS AND EQUIPMENT

The Company owns or has rights to various mineralization prospects.These are discussed above in the business discussion of the Company.Expenditures incurred in the last three fiscal years ended July 31, 2004:

	Balance July 31, 2001	Costs Fiscal 2002		Costs Fiscal 2003	Costs Fiscal 2004		Balance July 31, 2004
Acquisition
Bahuerachi – Mexico	156,026	65,439		27,148	875,246		1,123,859
Weedy Lake – Saskatchewan	637,844	-		-	-		637,844
Carat and Kelsey, Northwest Territories	246,112	-		-	-		246,112
Keni, Nunavut	-	51,770		3,750	(55,520)	e	-
Other	302,075	(291,487)	a	(4,245)	926		7,269
Total Acquisition	1,342,057	(174,278)		26,653	820,652		2,015,084
Exploration
Bahuerachi – Mexico	994,867	31,716		22,319	762,204		1,811,106
Weedy Lake - Saskatchewan	1,743,240	462		100	357		1,744,159
Carat and Kelsey, Northwest Territories	2,166	413,647		282,434		(591,975)	f	106,272
Keni, Nunavut	-	227,505		(23,912)	c	(203,593)	g	-
Other	1,805,168	(1,769,231)	b	(22,794)	d	(5,781)		7,362
Total Exploration	4,545,441	(1,095,901)		258,147		(38,788)		3,668,899

(a)

Costs of $6,291 net of write-offs of $297,778.

(b)

Costs of $21,736 net of write-offs of $1,790,967

(c)

Costs of $16,478 net of recoveries and write-offs of $40,390.

(d)

Write-offs of $22,794.

(e)

Costs of $92 net of write-offs of $55,612.

(f)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and net of option receipts of $83,500.

(g)

Costs of $2,753 net of write-offs of $206,346.

In connection with its operational headquarters in Calgary, Alberta, effective January 1, 2002, as amended July 1, 2004, the Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors.The Company pays 40% of the base lease cost plus lease operating costs, until the termination of the lease on December 31, 2006.Annual base lease cost payable by the Company is $19,440.The lease operating costs vary from year to year.For Fiscal 2004 the Company’s portion of these costs aggregated $10,000; committed amounts in each fiscal year ended September 30, until the lease terminates, are as follows:

2004

$19,440

2005

$19,440

2006

$19,440

2007

$8,100

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company is engaged in the exploration of prospects in Mexico and Canada for various mineralizations.The current emphasis is on copper, gold, silver and diamonds.To date, the Company has not had any producing prospects and no revenues from extractive activities.It is significant that many exploration companies do not generate revenues, and it is common that prospects do not result in commercial quantities of minerals.Companies engaged in the extractive industries are highly speculative investments.

In evaluating the Company, consideration should be given to certain factors.One factor is the ability of the Company to finance its operations.This is influenced by the state of the capital markets for investment in extractive companies, the perception in the market about the Company, and the market prices of the mineralizations sought by the Company in its prospects.Another factor is the characteristics of the Company’s prospects.Finally, consideration should be given to the history of acquisition and exploration costs, general operating expenses and abandonments and write-downs of mineral properties.

Set forth below is a brief summary of the Company’s financial operations during the last three financial years.

	Year Ended July 31, 2004	Year Ended July 31, 2003	Year Ended July 31, 2002
Revenues Interest and other income Overhead recoveries	$ 25,460 $ 9,224	$ 5,063 $ 5,539	$ 4,800 $ 16,134
Write down of Mineral Properties Stock Option Compensation Expense Corporate Expenses	$ (261,959) $ (596,000) $ (322,742)	$ (45,818) $ - $ (139,965)	$(2,088,744) $ - $ (196,457)
Gain (Loss) on the Sale of Marketable Securities	$ 1,810	$ 4,277	$ (17,713)
Other Mineral property receipts in excess of mineral property costs Future income tax recovery Net Loss	$ (563) $ - $ - $(1,144,770)	$ - $ 37,000 $ - $ (133,904)	$ - $ 83,868 $ 616,000 $(1,582,112)
Working Capital (deficiency)	$ 2,317,383	$ (266,803)	$ 48,161
Properties: Mineral Property Acquisition Costs Deferred Exploration	$ 2,015,084 $ 3,668,899	$ 1,194,432 $ 3,707,687	$ 1,167,779 $ 3,449,540
Long Term Debt	Nil	Nil	Nil
Shareholders’ Equity: Dollar Amount Number of Common Shares	$8,090,843 68,431,439	$4,641,567 38,294,939	$ 4,671,721 36,219,939

RESULTS OF OPERATIONS

Fiscal Year Ended July 31, 2004 compared to 2003

Loss

The net loss for the year ended July 31, 2004 of $1,145,000 represents a $1,011,000 increase over the prior year’s loss.The largest contributors to this increase were the $596,000 stock-based compensation expense in the current year, (2003 - $nil), and mineral property write-offs of $262,000 in the current year, (2003 - $46,000).Stock-based compensation represents the value attributed to the stock options granted during the year through a calculation that uses an option-pricing model.The method of calculation and assumptions are provided in detail in note 11 to the financial statements.

Revenue

Revenue is comprised of interest of $25,000 and $9,000 of overhead fees relating to joint venture billings where the Company acted as operator, (Bahuerachi and Keni).“Interest and other income” for the comparative period is comprised of an expense recovery of $5,000 and nominal interest income.The increase in interest income was primarily due to the interest that pertained to the arbitration award that was discussed above under the Carat property. Further, interest earned on the proceeds from the March, 2004 private placement contributed to the increase in interest income.As CDG is no longer a joint venture partner on the Bahuerachi property, and the Keni property has been returned to the vendor, there should be no overhead fees in the following fiscal year.

Expenses

“General and administrative” expenses have increased approximately $135,000 from the comparative period.The decline in investor relation costs of $11,000 was offset by an increase in consulting fees of $89,000 and an increase in interest expense of $6,000. Further, travel and promotional costs increased $33,000 and office and secretarial costs increased $16,000.

As the contract with the investor relations firm was terminated effective January 1, 2003, there were no contracted costs in the year ended July 31, 2004, ($16,000 – 2003), and nominal investor administrative costs of $5,000 in the current period, ($Nil – 2003).The significant increase in consulting expenses related to the time committed to the arbitration proceedings, significant efforts made to boost the Company’s profile in the investment community, including attendance at, and preparation for, numerous conferences, and time spent in arranging financings for the Company as well as time invested in the preparation of various public filing documents.Comparative costs were unusually low due to the relative inactivity of the Company in the comparative period that coincided with its limited working capital.

The increase in interest expense in the year ended July 31, 2004 related to interest on notes payable of $6,000 in fiscal 2004; the 2003 amount was negligible.Increased promotional costs related to numerous conferences, (including the PDA in Toronto, the Round-up in Vancouver and two investment conferences), costs associated with conference promotional literature and displays, attendance fees, air-fare and accommodation, and advertisements in trade magazines.In the comparative period the Company did not have sufficient funds to commit to a largely discretionary expenditure.With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.Secretarial and office expenses increased as a direct result of increased activity in the Company, including expanded exploration activity and administrative activity associated with various filings and regulatory paperwork associated with the financings.

Professional fees increased $23,000.The Company incurred approximately $20,000 in professional fees associated with the preparation of a Regulatory Filing Document, (the 20F), for the United States.The Company did not have comparative United States regulatory costs in the prior period.Transfer agent, stock exchange and filing fees increased $12,000 from the comparative period due to numerous news releases during the period, stock option grants, and the transaction with CDG involving the issue of shares for a mineral property interest.

Fiscal Year Ended July 31, 2003 compared to 2002

Loss

The Company had a net loss in the year ended July 31, 2003, of $133,904 compared to a loss of $1,582,112 in the comparative period.The principal reason for the difference between the two periods was the cost of abandonment and write-down of mineral prospects in the Northwest Territories which amounted to $46,000 in the current year and $2,089,000 in the 2002 fiscal year. Overhead expenses were reduced from the 2002 fiscal year to the 2003 fiscal year which partially offset the loss.

Revenue

Interest and other revenue decreased by $10,000 from fiscal year 2002.The principal reason for the decease was the lower cash balances resulting in a decrease of $5,000 in interest income.Other income of $5,000 in fiscal year 2003 represented a one-time cost recovery.Overhead fees charged by the Company decreased $11,000 due to the decline in exploration activity on Company operated joint venture prospects.

Corporate Expenses

Corporate expenses decreased by $56,000 from fiscal year 2002 primarily due to a decrease in exploration activities which resulted in a decrease in support costs, as well as a $10,000 decrease in office rent due to the move to less expensive premises.

Mineral property proceeds in excess of mineral property costs

In fiscal year 2003, the Company received shares in publicly traded companies valued at $37,000 in exchange for the sale of geophysical data on a prospect that was previously written-off.The comparative amount in fiscal year 2002 relates to the excess of option payments received on the Kelsey prospects over the carrying cost of the prospect.

Abandonment and write-down of mineral prospects

The fiscal year 2003 mineral property write-downs related primarily to the Lucky prospect in the Northwest Territories for which claims were allowed to lapse and the write-down of certain camp costs relating to the Keni prospect.The Company sold the camp for $22,500 and wrote-down the excess of costs capitalized over the proceeds.The previous year write-down of $2,089,000 related to the Gem and

Crystal prospects in the Northwest Territories which were allowed to lapse.The Company had sought diamond mineralizations in the Gem and Crystal prospects.

Gain (loss) on sale of marketable securities

The Company sold 185,500 shares of Northern Abitibi Mining Corp. during fiscal year 2003 for a gain of $6,600 and 5,000 shares of Diamondex Resources Ltd. for a loss of $2,300, resulting in a net gain of $4,300.The prior year’s loss on sale of securities was comprised of the loss on sale of 105,000 shares of Diamondex Resources of $38,000 and a net gain on sale of 160,615 shares of Northern Abitibi of $20,000.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2004

Sources

At July 31, 2004, the Company had positive working capital of $2,318,000.  The most significant contributor to the positive working capital was the March, 2004 brokered private placement.The gross proceeds of the issue aggregated $3,250,750.Commissions and financing fees of $267,000 and related legal and issue costs of $62,000 offset these proceeds to arrive at net proceeds of approximately $2,922,000.This cash inflow ensured that the Company had sufficient working capital to finance the Phase I drilling program, (approximate cost of $700,000), and will have sufficient working capital to finance the Phase II program estimated at between $1,200,000 and $1,500,000, and to cover operating expenses for the ensuing year and beyond.

During the year ended July 31, 2004 there were several other sources of cash inflows that contributed to the significant improvement in working capital.The Company received $546,000 plus interest of $12,000 pursuant to the arbitration settlement discussed earlier.The Company netted $146,500 from the December, 2003 private placement and $130,000 upon the exercise of options and warrants.In addition, the Company sold investments for proceeds of $28,000 and received $42,500, ($50,000 net of $7,500 finders’ fee), as an option payment on the Carat property.

Uses

The largest use of cash during the year ended July 31, 2004 related to mineral property and capital asset expenditures aggregating $1,034,000 and $58,000 respectively.Approximately $220,000 of the total mineral property expenditures related to the Carat property, ($190,000 of the Carat expenditures represented payment of July 31, 2003 payables).These expenditures were costs associated with the successful arbitration.Cash expenditures on the Bahuerachi property aggregated $811,000, $75,000 of which related to the annual option payment, and the remainder exploration expenditures.

The Company received a further $10,000 by way of notes payable during the current year, repaid the full notes payable outstanding of $77,000, (net $67,000), and repaid the accrued interest thereon of $6,000.

In all of the periods reported upon, the Company has used its cash resources to cover the excess of expenses over revenues.It is expected that this will continue into the future as the Company pursues its exploration activities, since none of the prospects on which it has rights is expected to produce income in the near term.The cash operating expenditures during the year ended July 31, 2004 were significant at $313,000.The increase over the comparative amount of $56,000 was largely due to the increase in operating expenses discussed above, but also due to the fiscal 2004 payment of liabilities that were outstanding at July 31, 2003 when the Company had virtually no cash.

Significant changes in working capital amounts were as follows:

Payables, (combined related and non-related), decreased by approximately $271,000.Subsequent to July 31, 2003 the Company completed its private placements and had cash available to pay the outstanding liabilities from year-end as well as ongoing operating and exploration expenditures.

Fiscal 2003 and 2002

Sources

The Company generated cash from the sale of securities held for investment of approximately $29,000 and $112,000 in the respective fiscal years ended July 31, 2003 and 2002.The cash generated from the sale of capital stock, the exercise of warrants and the exercise of stock options resulted in net proceeds of $100,000 and $289,000 in the years ended July 31, 2003 and 2002 respectively.In fiscal 2003 the Company received financing from related parties by way of notes payable in the amount of $67,000.

Uses

The principal use of cash resources during the fiscal years ended July 31, 2003 and 2002 related to mineral property exploration and acquisition costs.Fiscal 2003 and 2002 cash expenditures, of $177,000 and $583,000 respectively, were incurred primarily on the Carat, Keni and Bahuerachi prospects.

The Company also used cash for operating expenditures which exceeded revenues during the 2003 and 2002 fiscal years. Net cash operating expenditures were $56,000 and $191,000 during the respective years.

Because the Company is in the exploration stage, it capitalizes the acquisition and exploration costs of its prospects.Should any of these prospects be placed into production, these costs would be amortized over the estimated life of the prospects on a unit-of-production basis.Should exploration results of any of its properties prove unsatisfactory, the Company would then abandon the prospects, and write off costs incurred up to that time.The impact on its net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

The Company has no revenue-producing operations.Activities include acquiring mineral prospects and conducting exploration programs.The mineral exploration business is risky and most exploration projects will not become income producing.The Company often offers to a major mining company the opportunity to acquire an interest in a prospect in return for the funding by the major mining company of part or all of the exploration and development expenses of that prospect.For the funding of prospect acquisitions and exploration that the Company conducts itself, it has not used long-term debt.Rather, it has depended on the issuance of shares to investors.Such stock issues depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, the company’s track record and management’s experience.

IMPACT OF INFLATION

Inflation and changing prices have had no significant impact on the Company’s income or operations during the past three years.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Director Since	Position
James Devonshire	56	2000	CEO and Director
Gregory H. Smith	57	2000	Director
Jean Pierre Jutras	37	2001	President, COO and Director
Lesley Hayes	42	1997	Director
Shane Ebert	37	2004	Director
Regan Chernish	36	N/A	Vice President, Exploration
Barbara O’Neill	38	N/A	Secretary

Mr. James Devonshire has been the Chief Executive Officer and Director of the Company since December 20, 2000.Mr. Devonshire is also a self-employed Chartered Accountant and management consultant. He is also the President and a Director of Manson Creek Resources Ltd., a public exploration company trading on the TSX Venture Exchange under the symbol MCK, a Director of Northern Abitibi Mining Corporation, a public exploration company trading on the TSX Venture Exchange under the symbol NAI and the Chairman, President and Director of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI.

Mr. Gregory H. Smith has been a director of the Company since December 20, 2000.Mr. Smith is also a practicing Chartered Accountant and a partner with Smith Cageorge Perry, Chartered Accountants in Calgary, Alberta.Mr. Smith is the President of Alberta-Pacific Management Ltd, a private consulting company, a Director of Armistice Resources Ltd., an exploration company which trades over-the-counter in Canada, the Chief Financial Officer and Director of Aloak Corp. and Chief Financial Officer and director of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI, and Secretary and Treasurer of Yorkland Group, a private company which provides management to other private companies.

Mr. Jean Pierre Jutras has been the President, Chief Operating Officer and a director of the Company since December 19, 2001.Mr. Jutras is a geologist by training.Mr. Jutras is also the Vice President and Director of Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK, and a Vice President and a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.Mr. Jutras was a Vice President of CDG Investments Inc. from 2000 to 2003, a public investment company which trades on the CNQ under the symbol CDGI.

Ms. Lesley Hayes has been a Director of the Company since February 11, 1997.Ms. Hayes is self-employed as a management consultant.From 1999 to 2002, Ms. Hayes was the practice manager creative services of Burntsand Inc., a public technology service company which trades on the Toronto Stock Exchange under the symbol BRT.From 1996 to 1999, Ms. Hayes was self-employed as an investor relations consultant, and from 1992 to 1996, she was the vice president, operations of Vicom Multimedia, a public company at that time, which provided custom video and multimedia solutions, as well as building products for resale across North America.Ms. Hayes is also a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

Dr. Shane Ebert has been a Director of the Company since January 26, 2004.Dr. Ebert is a consulting geologist and research associate at the Mineral Deposit Research United of the University of British Columbia.He is also the president of Hot Spring Gold Corporation, a private company, and from 1996 to the present, Dr. Ebert has been a consulting geologist and Director.Dr. Ebert is a Director of Manson Creek Resources Ltd., a public exploration Company which trades on the TSX Venture Exchange under the symbol MCK and Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

Mr. Regan Chernish has been the Vice President Exploration of the Company since December 19, 2001.Mr. Chernish is also a self-employed professional geologist.From 1997 to 2001 Mr. Chernish was a project geologist for Diavik Diamond Mines Inc., a private diamond production company.In 1997 he was employed as a geologist for Giant Gold Mine, a former public gold producer, and was a geologist for Covello Bryan and Associates, a private geological consulting company, from 1993 to 1997.Mr. Chernish is a Director of Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK.

Ms. Barbara O’Neill has been the Secretary of the Company since August 31, 1998.Ms. O’Neil also is the secretary of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI, Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK and Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

B.

COMPENSATION

The following tables summarize the cash compensation paid by the Company to each of the executive officers, or their affiliated companies, who were serving in those capacities at the end of the 2004 fiscal year, for all services rendered in all capacities to the Company and its subsidiaries and options granted to such persons during the year ended July 31, 2004.

Summary Compensation Table

Name	Annual Salary	Compensation Bonus	Long Term Compensation
James Devonshire	$53,780(1)	-	-
Gregory H. Smith	-	-	-
Jean Pierre Jutras	$99,200(1)	-	-
Lesley Hayes	-	-	-
Shane Ebert	$27,450(2)	-	-
Regan Chernish	$39,240(1)	-	-
Barbara O’Neill	-	-	-

______________________________

(1)

On the basis of regular hourly or per diem fees charged by the officer’s consulting companies for the officer’s geological and/or administrative services.

(2)

On the basis of per diem fees charged by the director for his geological services.

Summary Option and Warrant Table

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
James Devonshire	125,000 Options 450,000 Options 275,000 Options 250,000 Options 50,000 Warrants	$0.10 $0.10 $0.20 $0.35 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 September 16, 2005
Jean Pierre Jutras	275,000 Options 700,000 Options 310,000 Options 325,000 Options 100,000 Warrants 12,500 Warrants	$0.10 $0.10 $0.20 $0.35 $0.10 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 23, 2004 September 16, 2005
Gregory Smith	75,000 Options 225,000 Options 150,000 Options 150,000 Options 400,000 Warrants	$0.10 $0.10 $0.20 $0.35 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 September 16, 2005
Lesley Hayes	85,000 Options 225,000 Options 150,000 Options 150,000 Options	$0.10 $0.10 $0.20 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007
Shane Ebert	110,000 Options 225,000 Options 240,000 Options 275,000 Options 83,333 Warrants	$0.10 $0.10 $0.20 $0.35 $0.10	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 23, 2004
Regan Chernish	112,500 Options 75,000 Options 125,000 Options	$0.10 $0.12 $0.20	January 23, 2006 January 29, 2007 January 29, 2009
Barbara O’Neill	62,500 Options 175,000 Options 125,000 Options 100,000 Options	$0.10 $0.10 $0.20 $0.35	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007

As of July 31, 2004, the Company does not have any plans or commitments to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

C.

BOARD PRACTICES

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the board of directors.

Directors are not compensated with cash payments for participation in board meetings.They are granted options and warrants to purchase common stock of the Company from time to time as their compensation for service.Directors who are not employees do not serve under any written engagement arrangements.Directors who are also employees may have employment agreements, which agreements from time to time provide severance and other benefits upon termination of employment separate from any statutory obligations of the place of employment.

The Company is required to have an audit committee which must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.The board of directors of the Company, after each annual shareholders meeting must appoint or re-appoint an audit committee.As of the date of this annual report, the members of the audit committee were Messrs. Smith, Ebert and Ms. Hayes.

The audit committee must review the annual and interim financial statements of the Company before they are approved by the board of directors of the Company.The board of directors of the Company must review, and if considered appropriate, approve the annual and interim financial statements of the Company before presentation to the shareholders of the Company.The audit committee does not have a formal charter under which it operates and is not required to have one.

The Company does not have a remuneration committee, and it is not required to have one.

To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any directors or officers of the Company.

D.

EMPLOYEES

The Company currently and during the fiscal years 2004, 2003 and 2002 did not have any full time employees.The officers and directors have and will continue to provide services to the Company on “as-needed” basis.Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of five independent contractors during fiscal year 2004.

E.

SHARE OWNERSHIP

The following table sets forth certain information as at November 1, 2004 with respect to the share ownership of the officers and directors of the Company.The table does not assume that any of the options and warrants previously discussed will be exercised even if eligible for exercise.Therefore, the percentage ownership is based solely on the number of shares of common stock outstanding at the above date, which is 68,586,439.Each common share is entitled to one vote, and there are no special or differentiating voting rights for the shares listed below.

Name	Number of Common Shares	Percent of Class
James Devonshire	2,341,000	3.3%
Gregory H. Smith	3,235,500	4.7%
Jean Pierre Jutras	1,924,500	2.7%
Lesley Hayes	630,000	0.9%
Shane Ebert	1,033,666	1.5%
Regan Chernish	312,500	0.5%
Barbara O’Neill	521,000	0.8%

Employee/Officers Stock Options

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations each year must implement and approve a stock option plan. In accordance with this policy, the Company adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the shareholders at the annual and special meeting held on December 18, 2002.The 2002 plan received the yearly shareholder approval for 2003 at the annual and special meeting held on January 26, 2003.The plan authorizes the board of directors to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the plan, the aggregate number of common shares issuable upon exercise of options granted may not exceed 10% of the total number of outstanding shares of the Company at the time the options are granted.Further, the aggregate number of shares issuable upon the exercise of the options granted to any one individual may not exceed 5% of the total number of outstanding shares of the Company. Options issued pursuant to the plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed. The period during which an option may be exercised shall be determined by the board of directors at the time the option is granted, subject to any vesting limitations which may be imposed by the board of directors at the time the option is granted, provided no option shall be exercisable for a period exceeding five years from the date the option is granted unless specifically provided by the board of directors of the Company.No option may be exercisable for a period exceeding ten years from the date the option is granted.

The options granted under the plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations civilities.In the event of the death or permanent disability of a holder, any previously granted option shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Pursuant to the 2002 plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at November 1, 2004, (exclusive of directors’ and officers’ options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiration Date
62,500	$0.10	January 23, 2006
190,000	$0.10	December 15, 2008
125,000	$0.20	January 29, 2009
250,000	$0.35	July 22, 2007

ITEM 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To the best knowledge of management, as at November 1, 2004, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Company which have the right to vote in all circumstances, except as follows:

Shareholder	Number of Common Shares	% interest (1)
CDG Investments Inc. (2)	14,216,952	20.7%

(1)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from November 1, 2004, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.Based on 68,586,439 shares of common stock outstanding as of November 1, 2004.

(2)

CDG Investments Inc. (“CDG”) is a public company and its shares are listed and posted for trading on the OTCBB (CDGEF) and on the CNQ (CDGI).Mr. James Devonshire is the President, Chief Executive Officer and a Director of CDG.Mr. Devonshire currently has the ability to vote the 14,216,952 common shares of Tyler held by CDG, subject to CDG’s Board ofDirector’s discretion.

As of November 1, 2004, according to records of the Company’s transfer agent, the Company had 242 registered holders of its common shares, 15 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at November 1, 2004 were 4,117,388 common shares, representing 6% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders.

To the best knowledge of management, the Company is not directly or indirectly owned or controlled by a single person, a group of persons or by another corporation or by any foreign government. The Company believes that the day-to-day business operations and affairs of the Company are controlled by the board of directors.

To the best knowledge of management, there are no arrangements, the operations of which may, at a date subsequent to the date of this annual report will result in a change of control of the Company.

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years.On July 31, 2003, CDG Investments Inc. held 2.3% of the issued and outstanding common shares of the Company.This percentage amount was increased in January 2004 when the Company issued 13,336,000 common shares to CDG in exchange for its interest in the Bahuerachi, Mexico prospect.As of November 1, 2004, CDG holds 20.8% of the issued and outstanding common shares.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended July 31, 2004, 2003 and 2002, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

For purposes of this section, an “associate” is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.“Significant influence” over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.Shareholders (including the Company) beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.This section also includes transactions between the Company and any enterprises that has a member of key management in common with the Company.

All related party transactions and loans, in accordance with the preceding discussion, during the last three fiscal years are as follows:

1.

The purchase of the Company’s additional Bahuerachi prospect interests from CDG Investments Inc., a company related by virtue of certain common officers and directors.Mr. Devonshire, Mr. Smith and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of CDG.

2.

The Company subleases office space from Manson Creek Resources Ltd, a company related by virtue of certain officers and directors.Mr. Devonshire, Mr. Jutras and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of Manson.The annual base lease charges was $12,150 until July 1, 2004 at which point it was increased to $19,440 until December 31, 2006.The Company is responsible for its share of lease operating costs which vary from year-to-year but aggregated approximately $10,000 in fiscal 2004.

3.

During the year ended July 31, 2004, the Company closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000.Each Unit consists of one common share of the Company and one non-transferable share purchase warrant.Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004.Mr. Jutras, a director and officer, purchased 100,000 Units, Mr. Ebert, a director, purchased 83,333 Units, and Ms. O’Neill, an officer, purchased 30,000 Units in this private placement.

4.

During the year ended July 31, 2004, the Company closed a brokered financing of 13,003,000 Units for gross proceeds of $3,250,750.Each Unit was sold at $0.25 per Unit and consisted of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable into one common share until September 16, 2005 upon payment by the holder of $0.35 per common share.All of the securities issued pursuant to the private placement will be subject to a 4-month hold period in accordance with applicable securities laws. Mr. Jutras, a director and officer, purchased 12,500 Units, Mr. Devonshire, a director and officer, purchased 250,000 Units and Mr. Smith, a director and officer, purchased 200,000 Units.The Units purchased by Mr. Devonshire and Mr. Smith were through companies over which the individual exercises control.Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.At July 31, 2004 no Agents’ Units have been exercised.

5.

During fiscal 2003, the Company borrowed $24,991 from CDG Investments Inc., a company related by virtue of certain common officers and directors, and one which subsequent to year-end acquired a significant interest in the Company.Mr. Devonshire, Mr. Smith and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of CDG.Further the Company borrowed $42,074 from companies controlled by Mr. Devonshire and Mr. Jutras, officers and directors of the Company in fiscal 2003 and $10,000 from a Company controlled by Mr. Devonshire in fiscal 2004.The interest rates on the advances were 10% per annum on the advances aggregating $13,580 and 12% per annum on advances aggregating $63,485.The advances, along with accrued interest, were repaid in full in fiscal 2004.

6.

The Company paid a company controlled by Mr. Jutras, the President, COO and a director, for his consulting services during the years noted at a per diem rate of $400 to December 31, 2003 and $475 per diem thereafter.The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $99,000 in 2004, $47,000 in 2003 and $16,000 in 2002.

7.

The Company paid a company controlled by Mr. Chernish, the Vice-President Exploration, for his consulting services during the years noted at a daily rate of $350 until January 31, 2004 and $425 per diem thereafter.The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $39,000 in 2004, $15,000 in 2003 and $47,000 in 2002.

8.

The Company paid a company controlled by Mr. Ebert, a director, for his consulting services during the year noted at a daily rate of $450.The amount paid in the past three fiscal years, rounded to the nearest $1,000, was $27,000 in 2004.

9.

The Company paid another company controlled by Mr. Devonshire, the Chairman, CEO and a director, for his consulting services during the years noted at an hourly rate of $105.Total amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $54,000 in 2004, $15,000 in 2003 and $ 23,000 in 2002.

10.

CDG Investments Inc., a company related by virtue of certain common officers and directors employs two individuals whose services are also used by the Company and other related companies.Further CDG pays certain administrative costs applicable to related companies.CDG then bills the related companies for their share of the salaries and administrative costs including a 10% mark-up to compensate for the administrative costs associated with rebilling.The amounts charged to the Company in the past three fiscal years, rounded to nearest $1,000, were as follows: $34,000 in 2004, $19,000 in 2003 and $29,000 in 2002.

11.

During the three preceding fiscal years the Company, as operator of the Baheurachi Joint Venture, charged CDG for its share of joint venture mineral property expenditures.CDG is related by virtue of certain common officers and directors (James Devonshire, Gregory Smith and Barbara O’Neill).A 10% overhead fee is added to certain of the amounts billed, a practice that is common in the industry, the rate of which is the same as most non-related joint ventures in which the Company has participated.The amounts charged in the preceding three fiscal years, including the related overhead fees, rounded to the nearest $1,000, were as follows:$96,000 in 2004 and $53,000 in 2003.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above.

Conflicts of Interest

The following table identifies, as of November 1, 2004, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resource Inc. Tyler Resources Inc. Northern Abitibi Mining Corp.	President Director President Director CEO/Chairman Director President Director	Sept 2000 – Present March 1990 – Present August 2000 – Present March 1997 – Present December 2001- Present December 2000 – Present Sept. 2000 – Present January 2000 – Present
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp.	Director CFO Director Director CFO	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present

Lesley Hayes	Tyler Resources Inc. Northern Abitibi Mining Corp. Hemptown Clothing Inc.	Director Director Director V-P Communications	February 1997 - Present December 1996 – Present May 2000 – Present May 2000 - Present
Shane Ebert	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	Director Director Director	January 2004 - Present March 2001 - Present March 2003 - Present
Jean Pierre Jutras	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	President/COO Director Director/VP Director	December 2001 – Present December 2001 – Present October 2000 – Present October 200 - Present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Item 17.No significant change has occurred since the date of the annual financial statements included herein unless disclosed elsewhere in this document.

Legal Proceedings

During the year ended July 31, 2004, pursuant to an arbitration hearing regarding certain disputed Carat joint venture costs, the joint venture partner was directed to pay $261,572 to the Company as reimbursement of over-expenditures plus accrued interest of $11,654. A cheque in the amount of $273,226 was issued to the Company on November 3, 2003.In addition, the joint venture partner was directed to pay the Company’s reasonable costs incurred, including legal costs that pertained to the arbitration.  The Company received $284,675 for these awarded costs.The legal and other costs associated with the Carat arbitration have been capitalized to the Carat property.The awards reduced Carat exploration costs in the Company’s fiscal 2004 financial statements.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

ITEM 9:

 OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

1.-3.

Not applicable

4.

See Item 9. C. Markets for price history.

5.

Capital Stock

Authorized

(i)

an unlimited number of common voting shares, no par value

(ii)

an unlimited number of preferred shares, no par value

Issued

- 68,431,439 common shares

6.

Not applicable

7.

Not applicable

B.

PLAN OF DISTRIBUTION

Not applicable

C.

MARKETS

Since August 2000, the Company’s common shares have been traded under the symbol TYS on the TSX Venture Exchange.Prior to August 2000 the common shares were traded on the Toronto Stock Exchange under the symbol TYS.Listed below in the three tables are (i) the range of the high and low market prices of the common shares for the last five full fiscal years, (ii) the high and low market prices for each full fiscal quarter during the last two years, and (iii) the most recent six months high and low market prices for each month.All price amounts are expressed in Canadian dollars.

Year ended July 31,	2004	2003	2002	2001	2000
High	$.39	$.07	$.17	$.24	$.10
Low	$.035	$.03	$.06	$.03	$.06

Quarter Ended	Low	High
Fiscal 2004
July 31, 2004 April 30, 2004	$.17 $.20	$.36 $.39
January 31, 2004	$.06	$.21
October 31, 2003	$.035	$.07
Fiscal 2003
July 31, 2003	$.025	$.05
April 30, 2003	$.03	$.08
January 31, 2003	$.03	$.08
October 31, 2002	$.04	$.08
Fiscal 2002
July 31, 2002	$.06	$.11
April 30, 2002	$.08	$.17

Month Ended	Low	High
April, 2004	$0.21	$0.39
May, 2004	$0.20	$0.34
June, 2004	$0.24	$0.29
July, 2004	$0.285	$0.22
August, 2004	$0.195	$0.28
September, 2004	$0.20	$0.30

B.

SELLING SHAREHOLDERS

Not applicable.

C.

DILUTION

Not applicable.

D.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Capital Stock

Authorized

(i)

an unlimited number of common voting shares, no par value

(ii)

an unlimited number of preferred shares, no par value

Issued

68,431,439 common shares.

The following summarizes capital stock transactions for the years ended July 31, 2004 and July 31, 2003:

	Number of Shares	Amount
Balance July 31, 2002	36,219,939	$8,946,496
Private Placement	2,000,000	100,000
Acquisition of Mineral Property	75,000	3,750
Balance July 31, 2003	38,294,939	9,050,246
Private Placement December 2003	2,500,000	146,500
Warrants exercised	1,020,000	102,000
Issued for Property	13,336,000	800,000
Options exercised	277,500	30,700
Private Placement March 2004	13,003,000	2,921,796
Balance July 31, 2004	68,431,439	$13,051,242

B.

INCORPORATION, ARTICLES OF AMENDMENT AND BY-LAWS

1.

Company’s Objects and Purposes

The Company, Tyler Resources Inc., was incorporated on August 5, 1980, under the name “Capoose Mining Incorporated” by registration of its Memorandum and Articles under the Company Act of British Columbia.The Company subsequently changed its name on December 19, 1981 to “Capoose Minerals Incorporated” and then on July 10, 1986 to “Tyler Resources Inc.” and consolidated its share capital on the basis of two old shares for one new share.On April 6, 1995, the Company was continued under the Business Corporations Act of Alberta and assigned corporate access number 206453185.The Company prepares and makes its own corporate registry filings with Alberta Registrar of Companies.

2.

Directors

According to the Company’s By-Laws, except as required by the Business Corporations Act of Alberta (the “Act”), no director is obliged to make any declaration or disclosure of interest or refrain from voting.As a matter of practice, the Company’s directors do make this type of disclosure.

In the absence of an independent quorum, the directors are permitted to vote compensation to themselves or any members of their body.The Articles of Association, as amended, and by-laws both state that, the directors will be paid remuneration for their services to the Company as the board from time to time determines.There is no specification regarding an “independent quorum” although a quorum is required for any meeting.

Without limiting the powers of the Company as set forth in the Act, the board of directors may from time to time cause the Company to:

a)

borrow money on credit of the Company,

b)

to the extent permitted by the Act, give guarantees on behalf of the Company to secure the performance of any present or future indebtedness or other obligation of another person,

c)

issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured, and

d)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in any or all property of the Company, currently owned or subsequently acquired, to secure any present or future indebtedness or other obligation of the Company.

To the extent permitted by the Act, the board may from time to time delegate to a committee, or to one or more of the directors and officers of the Company, all or any of the powers conferred on the board to such extent and in such manner as the board from time to time determines.

There is no specification in the Company’s Articles of Association, as amended, or By-laws that indicate an age limit regarding retirement or non-retirement of directors.

A director is not required to be a shareholder of the Company in accordance with the “Articles of Association”.

The Articles of Association, as amended, authorize the directors, between annual general meetings, to appoint one or more additional directors of the Company to serve until the next annual general meeting, given the number of directors who held office at the expiration of the last annual general meeting of the Company.

3.

Rights, Preferences, Restrictions of Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value in accordance with Articles of Association, as amended, dated December 1995.No other class of equity security is authorized.All of the following pertains to common shares:

(a)

Dividend Rights.Subject to the rights of persons, if any, entitled to capital shares with special rights as to dividends, all dividends declared shall be paid to the shareholders in proportion to the number of shares held by them.All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

(b)

Voting Rights.On a show of hands every member personally present and every duly appointed proxy or representative of a member attending the meeting shall have one vote for each share of which he is the holder, proxy or representative.

At the first annual general meeting and at every succeeding annual general meeting all of the directors however appointed or elected shall retire from office.A retiring director shall retain office until the dissolution of the meeting at which his successor is elected.A retiring director shall be eligible for re-election.Directors are elected by a plurality.

(c)

Rights to Share in the Company’s Profits.There are no rights assigned pursuant to the Company’s Articles of Association, as amended, or By-Laws that are in addition to those assigned by the Act.

(d)

Rights to Share in Surplus.There are no rights assigned pursuant to the Company’s Articles of Association, as amended, or By-Laws that are in addition to those assigned by the Act.

(e)

Redemption Provisions.There are no redemption provisions in the Articles of Association, as amended, or By-Laws.

(f)

Sinking Fund Provisions.There are no sinking fund provisions in the Articles of Association, as amended, or By-Laws.

(g)

Further Capital.There are no provisions for liability to further capital calls in the Articles of Association, as amended, or By-Laws.

(h)

No Discrimination for Significant Shareholders.There are no provisions discriminating against any existing or prospective holder of common shares as a result of the shareholder owning a substantial number of shares.

In order to change the rights of the holders of capital stock, the Company would have to create another class of shares and have the holders exchange their shares for those of the other class.The Company, is, however, only authorized to issue common shares at this time.Conditions to change are not more significant than is required by law.If the Company wishes to amend the Articles of Association currently in effect, it must receive shareholder approval, and then it must file the amendment with Alberta Corporate Registry.

4.

Meeting of Shareholders

In accordance with the Act, the directors of a corporation must call an annual meeting of shareholders to be held not later than fifteen months after holding the last annual meeting and may, at any time, call a special meeting of shareholders.Notice of the time and place of the meeting shall be communicated to shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before the meeting.

A notice of record date advising of the Company’s annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date.

The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote per common share.Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, will be entered to that effect in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the matter.

No business shall be transacted at a general meeting unless the quorum requisite shall be present at the commencement of the meeting.The Company does not limit who may attend its annual meetings to shareholders, directors and auditors.

5.

Ownership of Shares:Investment Canada Act

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the Act, the Company is prohibited from holding shares in itself and subsidiaries are also prohibited from acquiring shares of the Company and except as provided in the Investment Canada Act, (the “Investment Act”).

The Investment Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity. If an investment is reviewable under the Investment Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the minister responsible for Investment Canada is satisfied that the investment is likely to be of benefit to Canada.If the minister is not satisfied that the investment is likely to be of benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Investment Act:

(a)

an investment to establish a new Canadian business; and

(b)

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Investment Act:

(a)

direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(b)

direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(c)

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(d)

indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(e)

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities,the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(f)

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or indirect parent corporation and an acquisition is indirect if it involves the acquisition of control of a non- Canadian parent or indirect parent corporation of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less that one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Investment Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Investment Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities. Given the nature of the Company’s business and the size of its operations, management does not believe the Investment Act would apply to an investment in the Company’s shares by a United States investor.

There are no provisions in the Company’s Articles of Association, as amended, or By-Laws that would have the effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring.

There are no By-Law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Except for the Company’s quorum requirement discussed above, there are no significant differences that management is aware of, in the law applicable to the Company in the areas outlined above in Canada versus the United States.In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.Some states allow for a reduction of the quorum requirements to one-third of the shares entitled to vote.Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.

C.

MATERIAL CONTRACTS

The following are material contracts relating to the business of the Company entered into during the last two years:

1.

Acquisition of the Bahuerachi prospect.

2.

Sublease agreement with Manson Creek dated October 26, 2001 and Amending Letter Agreement dated July 1, 2004.

3.

Consulting Contract with Mr. Jutras’ company, 635280 Alberta Ltd., dated January 1, 2004. The agreement specifies that 635280 shall be remunerated at $475 per day for services that have been provided by Mr. Jutras as a Consultant of the Company.(Prior thereto, a contract was in place for remuneration of $400 per deim).

4.

Consulting Contract with Mr. Devonshire’s company, Kingslea Financial Corp., dated Jan 1, 2002.The agreement specifies that Kingslea shall be remunerated at an hourly rate of $105 for services that have been provided by Mr. Devonshire.

5.

Consulting Contract with Mr. Chernish’s company, 916165 Alberta Ltd., dated January 1, 2002.The agreement specifies that 916165 shall be remunerated at $350 per day for services that have been provided by Mr. Chernish as a Consultant of the Company. (Prior thereto, a contract was in place for remuneration of $300 per day.) On February 1, 2004, contract was amended and remuneration increased to $425 per day.

6.

Consulting Contract with Mr. Ebert dated January 1, 2001.The agreement specifies that Mr. Ebert shall be remunerated at $450 per day for services that have been provided by Mr. Ebert.

7.

Service contract with Resource Geosciences de Mexico S.A. de C.V. (“RGM”).The agreement specifies that RGM shall provide geological consulting and logistical support services for the Company in Mexico in connection with the Bahuerachi exploration program.

D.

EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital including the availability of cash and cash equivalents for use by the Company’s group, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see E, Taxation, below).

E.

TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common shares of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.For purposes of the ITA, the Company is listed on a prescribed stock exchange.Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm’s length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common shares. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Holders and prospective holders of the Company’s common shares should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and

(ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a "controlled foreign corporation" (a “CFC”) under current U.S. law.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Engineer Report

H.

DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company’s offices at 500, 926-5th Avenue S.W., Calgary, Alberta, Canada.

I.

SUBSIDIARY INFORMATION

Not required – see financial statements

ITEM 11:

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not enter into any hedging transactions or hold any derivative instruments.

ITEM 12:

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

ITEM 13:

DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14:

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the common shares.The rights evidenced by the common shares have not been materially modified or qualified by the issuance or modification of any other class of securities or debt.

ITEM 15:

CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including Mr. Devonshire, who is the Company’s Chief Executive Officer and Mr. Jutras, the Company’s Chief Operating Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of July 31, 2004.Based upon that evaluation, Mr. Devonshire and Mr. Jutras, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive officer and the Company’s principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation.

ITEM 16:

RESERVED

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Gregory Smith, CA, chairman of the audit committee is the Company’s audit committee financial expert.This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.Mr. Smith is independent as that term is used in SEC regulations or the rules of a United States national securities exchange or national securities association.The other members of the audit committee are Mr. Ebert and Ms. Hayes, both of whom are independent directors of the Company.

ITEM 16B:

CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.The board of directors has evaluated the business operations of the Company and the number of employees and their engagement in Company operations.Based on these factors and the scrutiny offered by the TSX and corporate law, the general rules of fiduciary duty and various other laws, the Company believes there are adequate ethical standards applicable to the officers, employees and consultants of the Company. This is an ongoing evaluation, and the board of directors may adopt a formal code in the future.

ITEM 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2004 and 2003, for the aggregate professional services rendered by the principal accounting firm for the audit of its annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $6,300 and $6,000, respectively.

Audit Related Fees

In each of the fiscal years 2004 and 2003, the Company paid no amounts in respect of audit related fees.

Tax Fees

In each of the fiscal years 2004 and 2003, the Company paid $Nil and $Nil, respectively, for tax compliance, tax advice and related professional services rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other non-audit services in fiscal years 2004 and 2003.

Board Approval

The services rendered by the Company’s principal accounting firm were approved by the audit committee.Approval was based on an evaluation of past services and the need for these services in the current period, comparative analysis of rates and availability of service staff and management’s recommendation.Each service was specifically evaluated before an engagement was undertaken.

ITEM 16D:

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:

FINANCIAL STATEMENTS

See the Financial Statements for the years ended July 31, 2004 and July 31, 2003 listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars.Such financial statements contain a discussion of the material variations in the accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States.For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item 3: Key Information – A. Selected Financial Data - Exchange Rates.”

ITEM 18:

FINANCIAL STATEMENTS

Not applicable - see Item 17 "Financial Statements" above.

Item 19:

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements

Balance Sheets of the Company for the years ended July 31, 2004 and 2003, and Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended July 31, 2004.

(a)

Exhibits

4.1

Service Contract with Resource Geosciences de Mexico S.A. de C.V.

12.1

Certification of Jean Pierre Jutras pursuant to Rule 13a-14(a)

12.2

Certification of James Devonshire pursuant to Rule 13a-14(a).

13.1

Certification of Jean Pierre Jutras pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of James Devonshire pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing the Amendment to its original filingon Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 1st day of November, 2004.

TYLER RESOURCES INC.

/s/ Jean Pierre Jutras

By:

Jean Pierre Jutras

President/Director/Chief Operating Officer

Exhibit 12.1

FORM OF CERTIFICATION

PURSUANT TO RULE 13a-14 AND 15d-14

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATIONS

I, Jean Pierre Jutras, certify that:

1.

I have reviewed this annual report on Form 20-F of Tyler Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely adversely affect the Company’s ability to record, process, summarize, and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: November 1, 2004

 /s/ Jean Pierre Jutras

Name:

Jean Pierre Jutras

Title:

Chief Operating Officer

Exhibit 12.2

FORM OF CERTIFICATION

PURSUANT TO RULE 13a-14 AND 15d-14

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATIONS

I, James Devonshire, certify that:

1.

I have reviewed this annual report on Form 20-F of Tyler Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely adversely affect the Company’s ability to record, process, summarize, and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: November 1, 2004

 /s/ James Devonshire

Name:

James Devonshire

Title:

Chief Executive Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 10-20-F for the period ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

November 1, 2004

 /s/ Jean Pierre Jutras

By:Jean Pierre Jutras

Chief Operating Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 10-20-F for the period ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

November 1, 2004

 /s/ James Devonshire

By:James Devonshire

Chief Executive Officer