Form 20-F
TYLER RESOURCES INC /FI
filed 2005-11-30
CIK 930164

                                                                UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

                                                Commission file number: 000-50827

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

86,698,929 common shares as at July 31, 2005.

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

Item 17  X       Item 18

PART I

Glossary of Terms

In addition to the terms defined elsewhere in this 2005 Annual Report, certain terms used in the annual report are defined below:

“Affiliate”	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
“CDG”	CDG Investments Inc.
“Company”	Tyler Resources Inc. and all direct and indirect subsidiaries
“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass.  In gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“g/T”	Grams per metric tonne.
“m”	Metres
“mineralization”	A natural aggregate of one or more valuable minerals.
“net profit interest”, or “NPI”

A specified percentage of the entire proceeds received from a mine’s production less capital costs, labour and materials for the mining and treating of ore.  Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

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

Conversion Table

In this annual report both Imperial and metric measures are used with respect to mineral properties located in Canada.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

Explanatory Notes

In the annual report unless otherwise indicated or unless the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION.

This report contains forward-looking statements concerning the Company’s plans for its prospects and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the prospect is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral resource can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks related to price fluctuations;

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•

results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration results will not be consistent with the Company’s expectations;

•

exploration risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with, or interruptions in, production;

•

the potential for delays in exploration activities or the completion of feasibility studies;

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with exploration; and

•

other risks and uncertainties related to the Company’s prospects and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Persons reading this report are cautioned against attributing undue certainty to forward-looking statements.

ITEM 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company are:

James Devonshire, C.A.

Gregory Smith, C.A.

Jean Pierre Jutras, P.Geol.

Dr. Shane Ebert, Ph.D., P.Geo.

Lesley Hayes

Alan Craven, P.Eng.

The senior management of the Company are:

James Devonshire, C.A.

-

Chairman and CEO

Jean Pierre Jutras, P.Geol.

-

President and COO

Regan Chernish, P.Geol.

-

Vice-President

Barbara O’Neill

-

Secretary

Note:

On November 18, 2005, Mr. Jean-Pierre Jutras, B.Sc, P.Geol, was appointed Chief Executive Officer (“CEO”) of Tyler.  Mr. Jutras, currently a Director of Tyler, has been serving as President and Chief Operating Officer since 2001.  By assuming the duties of CEO, Mr. Jutras is replacing Mr. Devonshire who remains Chairman of the Board of Directors.  In addition, on November 18, 2005, Dr. Shane Ebert, Ph.D., PGeo., currently a Director of Tyler, was appointed Vice-President of Exploration and Ms. Jennifer Munro, CA, was been appointed Chief Financial Officer of the Company.

B.

ADVISERS:

The legal advisors and banking information is as follows:

Legal Counsel:

Graubard Miller

600 Third Avenue

New York, NY 10016-2097

TingleMerritt LLP

1250 Standard Life Building

639-5th Avenue S.W.

Calgary, Alberta, T2P 0M9

Bank:

HSBC Bank of Canada

407-8th Avenue S.W.

Calgary, Alberta, T2P 1E5

TD Canada Trust

902-8th Avenue S.W.

Calgary, Alberta, T2P 1H8

C.

AUDITORS:

The Auditors of the Company are:

PricewaterhouseCoopers LLP

Suite 3100, 111-5th Avenue SW

Calgary, Alberta, T2P 5L3

ITEM 2:

OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3:

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The selected financial data set forth in the following table is expressed in Canadian dollars.  A history of the exchange rates for Canadian dollars in terms of U.S. Dollars follows. The financial information set forth in the following table includes the accounts of the Company and subsidiaries on a consolidated basis.  This financial information was prepared in accordance with accounting principles generally accepted in Canada, the application of which conforms in all material respects for the periods presented with accounting principles generally accepted in the United States, except to the extent noted in Note 14 to the Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected financial data should be read in conjunction with and is qualified by such Consolidated Financial Statements and the Notes thereto.

YEARS ENDED JULY 31

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2005	2004	2003	2002	2001
Operating Summary
Revenue (Canadian and US GAAP)
Interest and other	$ 75	$ 25	$ 5	$ 5	$ 18
Overhead recoveries	-	9	6	16	5
Income (loss) continuing operations
Canadian GAAP	(1,632)	(1,145)	(134)	(1,582)	(15)
US GAAP	(5,797)	(1,960)	(464)	(999)	(130)
Net income (loss)
Canadian GAAP	(1,632)	(1,145)	(134)	(1,582)	(15)
United States GAAP	(5,797)	(1,960)	(464)	(999)	(130)
Financial Status
Total assets
Canadian GAAP	20,255	8,139	4,960	4,737	6,593
United States GAAP	10,411	2,443	64	133	676
Working capital (deficiency)
Canadian GAAP	9,983	2,317	(267)	48	440
United States GAAP	9,983	2,317	(261)	61	440
Long term liabilities
Canadian GAAP	-	-	-	-	-
United States GAAP	-	-	-	-	-
Shareholder’s equity (net assets)
Canadian GAAP	19,936	8,091	4,642	4,672	5,958
United States GAAP	10,091	2,394	(255)	67	657
Capital Stock
- amount Canadian GAAP	21,620	13,051	9,050	8,946	8,650
- amount US GAAP	21,607	13,038	9,037	8,933	8,637
- number	86,698,929	68,431,439	38,294,939	36,219,939	33,732,439
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic and diluted	(0.02)	(0.02)	(0.00)	(0.05)	(0.00)
United States GAAP
Basic and diluted	(0.08)	(0.04)	(0.01)	(0.03)	(0.00)
Net earnings (loss) per common share – continuing operations
Canadian GAAP-Basic and Diluted	(0.02)	(0.02)	(0.00)	(0.05)	(0.00)
United States GAAP Basic and diluted	(0.08)	(0.04)	(0.01)	(0.03)	(0.00)

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  The exchange rate for Canadian dollars expressed in United States dollars at October 26, 2005, the exchange rate was $0.85.

The high and low exchange rates for each month during the previous six months were as follows:

Month	Low	High
September, 2005	$0.84	$0.86
August, 2005	$0.82	$0.84
July, 2005	$0.80	$0.83
June, 2005	$0.80	$0.82
May, 2005	$0.79	$0.81
April, 2005	$0.80	$0.82

The average exchange rates for the five most recent financial years were as follows:

Years Ended July 31:	2005	2004	2003	2002	2001
Average rate	$0.81	$0.75	$0.67	$0.64	$0.66

B.

CAPITALIZATION AND INDEBTEDNESS

		July 31,	July 31,
	Authorized	2005	2004

Debt		$ -	$ -

Share Capital
Common shares amount		$ 21,620,259	$ 13,051,242
Common shares number	unlimited number	86,698,929	68,431,439

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.

RISK FACTORS

An investment in the Company presents a high degree of risk.  It is noteworthy that companies in the mineral exploration and extractive business often do not generate revenues and profit from their prospects and operations.  In any evaluation of the Company, a person should consider the following risk factors in addition to the other information about the Company set forth in this disclosure document and other information available about the Company.

The Company is in the exploration stage, and therefore investors bear all the risks of an early stage company with no operating history.

The Company is in the mineral exploration business.  It has not engaged in any activities beyond that of obtaining mineral rights and conducting exploratory activities.  There is a significant amount of additional work and investment necessary for the Company to demonstrate the efficacy of its business plan of exploring different prospects for mineralization.  Investors should consider the business future of the Company based on the risks associated with its early stage and its lack of revenue history.  An investment in the Company is speculative.

The Company has arrangements with other entities on which it is dependant for exploration, which if they do not fulfill their commitments, will result in either a loss of the prospect or a loss of a business opportunity.

The Company has entered into arrangements and has interest dispositions and royalty arrangements with other entities.  Consequently, the Company is dependant on others for exploration of the prospects to which it has partial exploitation rights.  If these entities do not fulfill their obligations to the Company or do not perform the activities expected, the Company will suffer a direct loss or a loss of an opportunity.

The Company has commitments to expend certain amounts under an agreement which could affect its rights if not made.

Under an option arrangement, the Company is committed to making cash payments.  If the Company does not have the ability to make these payments at any time in the future, it would be in breach of the agreement and may lose its rights thereunder, including the possibility of losing rights to the prospects or revenues therefrom.

There are many risks associated with mineral exploration, any one of which could increase operational expense, cause delays or require curtailment of activities, with adverse effect on the business operations, asset value and business prospects.

Mineral exploration involves a high degree of risk and few prospects which are explored ultimately result in production or generate revenues or profits. The long-term profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to determine ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new prospects, to develop the mining and processing facilities at any site chosen for development. Even after development and extraction is undertaken, it is possible that mineralizations will not exist in sufficient quantities to justify operations.  In that event, shareholders may suffer an unrecoverable loss in their investment in the Company.

The commercial viability of a prospect is subject to many variables, any one or more of which could cause the Company to terminate exploration with a corresponding loss in the asset value and revenue potential.

If the Company proceeds to production on a particular prospect, its commercial viability may be affected by factors that are beyond the Company’s control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining, the availability of economic sources of energy, government regulations including those relating to prices, royalties, restrictions on production, quotas on extraction of minerals, as well as the protection of the environment and agricultural land. It is impossible to assess with certainty the impact of these factors.  As a result of any one or a combination of these factors, the Company may be compelled to halt development or extraction operations resulting in unrecoverable losses and diminished business prospects.

Metals price fluctuations may adversely affect development decisions, revenue and profitability and ultimately investor return on an investment in the Company.

The decision to develop a prospect, and ultimately the revenues and profitability of the Company’s operations, will be dependent in part upon the market price of certain metals.  The prices of these metals have fluctuated widely and are affected by numerous factors.  These factors include international economic and political conditions, expectations of inflation, currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels, and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not pursuing a prospect or not receiving an adequate return on invested capital, or the investment not retaining its value.

Operations in Mexico may be affected by changes in the political and government attitude towards foreign extractive companies operating in the country with the result that the Company is adversely impacted, it is unable to finance its operations, or it is unprofitable to pursue its business plan.

The Company’s most important prospects are in Mexico. Exploration and mining activities on these prospects may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Changes in regulation or shifts in political conditions may adversely affect its business.  Mexico is, to a degree, a developing country, which may make it more difficult for the Company to obtain any required exploration, development and production financing for prospects located there.

Extractive operations are subject to many aspects of government regulation and compliance, all of which impact the ability to conduct operations and may impact the profitability of the Company.

Exploration activities on its prospects in each country of the Company’s operations, is subject to various laws and regulations administered by federal, provincial, state and local governmental authorities.  The current operations of the Company will not only require regulatory compliance, but also having in place various licenses and permits for proposed exploration and development activities.  The laws and regulations include those governing prospecting, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection and mine safety.  Companies engaged in the exploration for mineral prospects and related extractive facilities generally experience increased costs and delays in schedules as a result of the need to comply with applicable laws and regulations and to obtain licenses and permits which may impose additional standards of compliance.  These laws, regulations and permitting requirements change from time to time, often becoming more stringent.  There is the possibility that the Company may not meet these various requirements resulting in enforcement actions, injunctions, fines and penalties or curtailment or cessation of operations.  Additionally, the Company may have to take remedial measures requiring unanticipated capital expenditures, installation of additional equipment or restoration.  The Company also may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

In the course of exploration of mineral prospects, unusual geological or unexpected operating conditions may occur, including rockbursts, cave-ins, fires and flooding.  The Company may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may result in significant costs for the Company.

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

The loss of the services of the Company’s President and Vice-President Exploration may have an adverse impact on the management leadership and the public perception of the Company.

The Company is dependent on its President and Vice-President of Exploration. The Company has a written consulting contract with the President that requires 6 months advance notice of resignation and a written consulting contract with the Vice-President of Exploration which requires 1 month notice of resignation.  The Company does not have any key man insurance with respect to the President or Vice-President of Exploration.  If the services of the President and Vice-President of Exploration were unavailable to it, the Company may be adversely affected.

Shareholders may not be able to readily resell their shares of the Company because of penny stock regulation.

The Company’s common shares currently have a market price of less than US$5.00 and, pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, they are classified as a “penny stock”.  Since the common shares are classified as “penny stock,” they are subject to Rules 15g-2 through 15g-9 (the “Penny Stock Rules”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Penny Stock Rules impose additional reporting, disclosure and sales practice requirements on brokers and dealers before they can recommend the common shares for purchase by their customers, and require that such brokers and dealers make a special suitability determination for each purchaser and obtain the purchaser’s written consent to the purchase or sale of the common shares. The additional risk disclosures and documentation imposed by the Penny Stock Rules could have an adverse effect on the market for and/or the valuation of the Company’s common shares.

ITEM 4:

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s current corporate name is Tyler Resources Inc.  The Company was incorporated on August 5, 1980 under the Business Corporations Act of British Columbia, Canada, and was continued under the Business Corporations Act of Alberta on April 6, 1995.  The original name of the Company was “Capoose Mining Incorporated.  It changed its name to Capoose Minerals Incorporated on December 19, 1981, and then, on July 10, 1986, to Tyler Resources Inc.

The Company is located at Suite 500, 926-5th Avenue, S.W. Calgary, Alberta, Canada, T2P ON7 and its phone number is 403-269-6753.

1.

There have not been any significant changes or important events subsequent to the year end July 31, 2005.

2.

During the years ended July 31, 2003 through July 31, 2005, the Company had the following significant changes or important events:

Bahuerachi Purchase

The Company entered into a letter of intent dated as of November 12, 2003 with CDG Investments Inc. (CDG), for the acquisition of CDG’s interest in the Bahuerachi prospect in Mexico.  The Company’s interest in the prospect at that date was approximately 49%, with CDG holding 40% and the initial vendor 11%.  The Company is related to CDG by virtue of certain common officers and directors.  See “Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions.”  The Company has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The acquisition cost of $800,000 was negotiated and agreed to by independent committees of the board of directors of both companies.  The sale closed on January 29, 2004, upon shareholder and regulatory approval.

Arbitration Settlement – Carat Joint Venture

Pursuant to an arbitration hearing regarding certain disputed Carat joint venture costs, Diamondex Resources Ltd. (“Diamondex”), the joint venture partner, was directed to pay $261,572 to the Company as reimbursement of over-expenditures plus accrued interest of $11,654.  The Company received payment in the amount of $273,226 on November 3, 2003.  In addition, Diamondex was directed to pay the Company’s reasonable costs incurred, including legal costs that pertained to the arbitration.  The Company received $284,675 for these awarded costs.  The legal and other costs associated with the Carat arbitration have been capitalized to the Carat prospect.  The awards reduced the Carat exploration costs in the Company’s quarterly financial statements.

Private Placement Financing – December 2003

The Company closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000 less issue costs of $3,500.  Each Unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004. The private placement was sold to investors resident in Alberta and British Columbia and the shares issued were subject to a hold until April 24, 2004.  All the warrants were exercised prior to their expiry on December 2004.

Private Placement Financing – March 2004

The Company closed a brokered financing of 13,003,000 units for gross proceeds of $3,250,750 (net $2,921,796).  Each unit was sold at $0.25 per unit and consisted of one common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share until September 16, 2005 upon payment by the holder of $0.35 per common share.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.  The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  Prior to September 16, 2005, all the warrants were exercised except 2,500 Agents’ Warrants which then expired.

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

•

On March 5, 2004, Majescor paid the Company $50,000 and issued 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.40 per share until March 4, 2007.

•

In January, 2005, Majescor paid the Company $100,000 and issued 100,000 common shares and 50,000 common share purchase warrants exercisable at $0.45 per share for a period of three years from the date of issue.

•

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

Weedy Lake Option Agreement

The Company has a 50.1% interest in the Weedy Lake prospects.  During the fiscal year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn a 25.05% interest representing one half the Company’s interest.  In order to earn the interest Golden Band had to incur cumulative exploration expenditures of $100,000 by December 31, 2002, and $200,000 by December 31, 2003, and it must incur cumulative exploration expenditures of $300,000 by December 31, 2004 and $1,500,000 by December 31, 2005.  Upon completion of the option terms, the Company may convert its remaining 25.05% interest into a 0.5% net smelter returns royalty or continue to participate in the joint venture.  Golden Band has been notified by the Company that it is in default of its earn in commitments.  The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

Keni, Nunavut, Option Agreement

During the fiscal year ended July 31, 2002, the Company and Northern Abitibi Mining Corp. (Northern Abitibi), entered into a letter agreement whereby the two companies could jointly acquire an aggregate 65% interest in certain mineral claims, called the Keni Claims, aggregating approximately 111,000 acres.  Northern Abitibi is related to the Company by virtue of certain common officers and directors.   In order to earn the 65% interest, the companies were required to issue 250,000 shares of their capital stock each, over four years, and assume an exploration work commitment on the claims aggregating approximately $1,110,000 over four years.  Prior to June 30, 2004 the Keni property was returned to the Vendor and the Company did not earn an interest in the property.  The company is not required to issue additional shares or incur further expenditures.

Carat, Northwest Territories, Option Agreement

During the fiscal year ended July 31, 2001, Diamondex earned a 70% interest in the Carat prospect owned by the Company.  The original option agreement was with Winspear Resources Ltd. (“Winspear”).  Due to a reorganization of assets, Diamondex succeeded Winspear to earn the interest in the property.  Pursuant to the option agreement Winspear issued 200,000 shares of its capital stock to the Company and Winspear and Diamondex incurred an aggregate of $2,000,000 of exploration expenditures on the prospect.

Private Placement & Financing 2005

During the year ended July 31, 2005, the Company closed a non-brokered private placement for $9,888,000 through the issuance of 7,910,400 Units. The Units were issued at $1.25 per Unit with each Unit consisting of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each whole Warrant entitles the holder thereof to acquire, subject to adjustment, one Common Share at a price of $1.75 per share on or before 4:30 p.m. (Calgary time) on the earlier of the date that is (i ) 2 years from the date of issuance of the Warrant; and (ii) thirty (30) days from the date that the Company issues an Early Exercise Notice which shall be issuable  at any time from and after six months from the Closing Date, after the trading price of the Common Shares on the Exchange has exceeded $2.50 for a period of thirty (30) consecutive trading days. An aggregate 920,800 of the Units were issued to directors, officers and control persons of the Company.  Total finders fees in the gross amount of $115,500 were paid on the placement to long armed individuals

B.

 BUSINESS OVERVIEW

The Company

The Company is engaged in the acquisition and exploration of prospects with anticipated specific mineralization of copper, silver and gold and diamonds.  Where warranted, the Company will seek to develop any of the prospects it has or obtains.  The Company, at this stage, is an exploration company because its prospects have not yet reached commercial production and none of its prospects is beyond the advanced exploration stage.  All work presently planned by the Company is directed towards a determination of the types and levels of mineralization in the various prospects in which it has an interest and increasing its understanding of the characteristics and economics of that mineralization.  Most of its resources will be focused on its Mexican prospects.

Exploration for commercially viable mineralization of any mineral includes a high degree of risk which careful evaluation, experience and factual knowledge may not eliminate.  It is noteworthy that few prospects explored and developed ever produce a significant return on invested capital. The Company’s future depends on obtaining additional financing from time to time, for which it has no identified sources.  The Company has not generated any revenues from mining operations since its incorporation in 1980.

Overview of Prospects

The principal prospect of the Company is its 95% interest in the Bahuerachi prospect located in Chihuahua State, Mexico.  This interest is held through a wholly owned subsidiary, Recursos Tyler S.A. de C.V. (“Recursos Tyler”) formed under Mexican law.

The Bahuerachi prospect is subject to an option agreement with a Mexican national, Luis Palafox (the “Optionor”), which expires on October 21, 2006.  The option allowed the Company to make exploration expenditures and other payments over time, which payments diluted the Optionor to a 5% interest.  In addition, this remaining 5% interest may be converted by the Company into a 10% net profits interest (“NPI”), and either the 5% interest or NPI may be purchased outright for US$700,000 by the Company.

In addition to the Mexican prospect, the Company has a number of interests in prospects in Canada.  The first of these is a 30% and 33% interest in the Carat and Kelsey prospects in the Northwest Territories. The Company shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect.  The Company has entered into an agreement with Majescor Resources Inc. (“Majescor”) giving an option to earn its approximately 30% interest in the Carat and an approximate 33% interest in the Kelsey diamond exploration joint ventures. Under this agreement Majescor must pay an aggregate of $300,000 and issue 300,000 shares and 200,000 warrants to the Company.  The Company will retain an interest in Majescor’s net profits from these prospects upon completion of the option.

The Company has a 50.1% joint venture interest in the Weedy Lake prospect in Saskatchewan.  The remaining 49.9% is held by Golden Band Resources Inc. (“Golden Band), a Canadian public reporting issuer whose shares are listed on the TSXV.  The Weedy Lake prospect is subject to an option and joint venture agreement under which Golden Band can earn an additional 25.05% interest in the prospect from the Company by incurring $1,500,000 in developmental and exploration expenditures over four years ending December 2005, with minimum annual expenditures of $100,000 to maintain the option in good standing.  Upon fulfillment of the option terms, the Company may elect to continue to participate in the joint venture with its 25.05% interest or convert that interest to a 0.5% net smelter returns royalty.  Golden Band is currently in default of its obligations.  The Company and Golden Band are in discussions to resolve this.

Bahuerachi

The principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa.  The base and precious metals of interest on the property are copper, molybdenum, gold, zinc and silver.

 (i)

Property Location And Description

Property Location

Bahuerachi lies in southwestern Chihuahua state, Mexico, about 5 km northeast of the Sinaloa state boundary (Figure 2.1). The closest town is La Reforma, Sinaloa, located some 8 km to the south.  A small village of less than 100 inhabitants (Bahuerachi) is located on the western portion of the permit area.

Property Description

The Property presently consists of four mining concessions totalling 5,257 ha as follows:

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2788	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration
Bahuerachi Cinco	T 225440	1939	2005	September 2011	Exploration

The prospect is under four contiguous concessions, which were issued in 2000, 2002 and 2005.  The majority of the prospect, 3,288 hectares, is under two exploitation type concessions, which expire in 2050 and 2052.  An additional 1,969 hectares are under exploration concessions which expire in February 2008 and September 2001; however, the concessions may be converted to exploitation permits.

Riverside
CALIFORNIA
San Diego
Tijuana
La Rumorosa
Mexicali
San Luis Río Colorado
Ensenada
Kofa N.W.R.
Phoenix
Mesa
Tonto National Forest
Fort Apache I.R.
Gila National Forest
Gila
ARIZONA
UNITED STATES
NEW MEXICO
Socorro
Silver City
Alamogordo
Portales
Roswell
Pecos
Plainview
Lubbock
Lamesa
Snyder
Abilene
Hobbs
Big Spring
Carlsbad
Odessa
Midland
San Angelo
Colorado
TEXAS
Pecos
Tucson
San Luis
Sierra Vista
Agua Prieta
Nogales
Ciudad Juárez
Ascensión
Villa Ahumada
Heroica Caborca
Cananea
Santa Ana
Magdalena de Kino
Benjamín Hill
Nuevo Casas Grandes
Buenaventura
Rio Grande
Ojinaga
Lázaro Cardenas
San Vicente
BAJA CALIFORNIA
Santa Inés
SONORA
Hermosillo
Sahuaripa
Peña Blanca
Madera
CHIHUAHUA
Chihuahua
Acuña
Boquillas del Carmen
Piedras Negras
Allende
Rosarito
Cuauhtémoc
Ciudad Delicias
Gulf of California
Guaymas
San Juanito
MEXICO
Múzquiz
Sabinas
North
COAHUILA DE ZARAGOZA
Yaqui
Ciudad Obregón
Conchos
Camargo
Ocampo
Ciudad Anáhuac
Bahuerachi
San Ignacio
Santa Rosalía
Jiménez
Hidalgo del Parral
Ciudad Sabinas Hidalgo
Pacific Ocean
BAJA CALIFORNIA SUR
Mulegé
Navojoa
Álamos
El Chorro
Monclova
Choix
NUEVO LEÓN
El Fuerte
Ceballos
Loreto
Guanaceví
Monterrey
Los Mochis
SINALOA
Torreón
Parras de la Fuente
Saltillo
Guasave
Guamúchil
DURANGO
Topia
Santiago Papasquiaro
Ciudad Constitución
San Juan del Río
Culiacán
ZACATECAS
El Pañuelo
10
5
15
8
17
19
25
20
16
45
40D

© 2001 Microsoft Corp. All rights reserved.

   Figure 2.1-General Location Map

Title

The Bahuerachi property is subject to an option agreement with a Mexican national, (the “Optionor”). At July 31, 2005 the Company had a 95% interest in the property, subject to verification by the Optionor.   The Optionor held the remaining 5% interest in the property at July 31, 2005.  This 5% property interest is convertible into a 10% net profits interest.  The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by the Company for US $700,000 pursuant to an option expiring October 21, 2006.

Permits and Liabilities

Tyler maintains the necessary annual environmental reporting on the prospects, and the last inspection was conducted in 2004.  Tyler has the necessary permits for its current program of drilling.  The Company is responsible for the maintenance in good standing of the prospects under the agreement, including all statutory filings and tax payments.  Tyler currently pays annual mining duties of approximately US$36,000 for the four concessions.

Concession Blocks - The latest survey plans utilized to register the Bahuerachi Tres exploration concession. The Bahuerachi 5 concession extends the northern part of the western boundary and the entire northern boundary by approximately 2 kilometres.

(ii)

Accessibility, Climate, Physiography, Local Resources And Infrastructure Access

The Bahuerachi prospect lies in the south-western portion of Chihuahua State, about five kilometers northeast of the Sinaloa State border.  The closest town is La Reforma, Sinaloa, located about eight kilometers to the south.    The prospect is accessed by secondary unpaved roads from Choix, Sinaloa which takes about four hours and requires a ferry crossing of Rio Fuerte.  Access to Choix is by paved roads.  Access to the property is possible year round.  Access throughout the prospect is by a network of exploration roads and numerous foot/burro trails, including well developed trails in Arroyo

Reforma and several major tributary drainages. A few of these have been partially upgraded to allow the use of all terrain vehicles.

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store which sells essential supplies.  Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the city of Choix where a wide range of products can be found. Supply trips to Choix from the property can usually be completed in one day when ferry service across the El Fuerte reservoir is available.

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

Climate and Physiography

The climate on the property is typical of this area of the Sierra Madre with a dry, arid climate for most of the year punctuated by typically heavy rains during the period from September to November.

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m above sea level to peaks at 1,300 m.

(iii)

Property History

According to available records, the prospect has been visited by numerous large companies over the years, but their limited exploration efforts appear to have yielded little actual modern exploration data.  It also appears that the work done by these companies was concentrated on the main zone of the prospect and not in the farther reaches of the concessions.  Thus, Tyler will be required to conduct a full range of exploration studies and evaluations to properly assess the potential of the overall prospect.  The historical workings and explorations of the concessions at best can only serve as a guide to where Tyler’s activities will be focused.

 (iv)

Geological Setting

Regional Geology

The geology of northwestern Mexico is dominated by the Sierra Madre Occidental, a belt of Cretaceous to Tertiary volcanic rocks extending southeasterly from the US border for 1,400 km. These rocks comprise a lower (45 to 100 million year old) sequence of andesitic flows and pyroclastic rocks, uncomformably overlain by a distinctive, upper (27 to 34 million year old) ignimbrite complex.  The upper complex, probably the most extensive of its type on earth, is up to 1 km thick.  A thick sequence of Triassic-Cretaceous volcano-sedimentary sequence is exposed between the Pacific Coast and the western slopes of the Sierra Madre. Cretaceous and Tertiary intrusive rocks occur in a belt, 60 km-100 km wide, immediately inland of the coast.

Property Geology

At the property scale, a large range of the units previously described are exposed by the presence of an erosional window through the late Tertiary volcanic sequence.

At the base of the sequence, the Triassic-Jurassic-Cretaceous volcano sedimentary units are well exposed and consist of interbedded sediments (conglomerates, sandstones and siltstones), carbonates and limy sediments as well as andesitic volcanic flows. Field observations where bedding relationships can readily be observed indicate that these units were folded although fold geometry and amplitude have not yet been defined.  Evidence for thrusting is also present on a regional scale.

These units are locally overlain by the Tertiary andesitic, pyroclastic and ignimbrite flows and are intruded by a series of intrusions ranging in composition from dioritic to rhyolitic.

An important intrusive complex consisting of multiple intrusions ranging in composition from mafic (dioritic/andesitic) to felsic (rhyolitic) is present on the property. The core of this complex is exposed over a north-south distance of at least 10 km by a minimum width of 3 km although its total extent is not known at present.  The best exposures of this complex occur along arroyo Reforma from the north end of the property to the town of La Reforma and then southerly to the El Fuerte River. Most of the intrusive complex consists of fault bound (post emplacement faults) dyke like bodies with a volumetrically dominant dacitic core. The dacitic bodies have now been observed at the Property’s Main Zone as varying in widths from 50 m to over 200 m in width.  Numerous andesitic or rhyolitic dykes with widths in the 1 m-10 m range are seen cutting the dacitic core in both north-south and locally east-west orientations. These later dykes have been observed to the east of the property cutting the base of the tertiary sequence providing an age constraint on these intrusive events.  It can be noted that the late dykes are predominantly observed as fresh, unaltered rocks at the Main Zone and are therefore considered as being post-mineralization.

Large scale faulting is observed on the property and some of the late faults have been intruded by flow-banded rhyolite dykes.  Important fault systems occur in both roughly north-south and east-west directions.  Important displacement in the >100 m range can be inferred using the base of the uncomformably tertiary ignimbrite complex as a marker horizon. To the north-east of the property, Cretaceous carbonate units and sedimentary rocks can be seen at the same topographic level as tertiary ignimbrites across the valley of arroyo Cieneguita which marks a major north-south fault structure.  This particular fault structure, which is well exposed in the dry creek bed, is characterized by a thick section of coarse polymictic fault breccia. The importance of faulting is crucial in terms of the exploration model as creating zones of structural weakness and/or dilation propitious for the emplacement of magmas and subsequent mineralizing fluids.

Detailed mapping to date has only been carried out at the site of identified mineralization.

(v)

Mineralization

Currently, there are seven significant zones of mineralization identified within the entire prospect.  One of these zones is the focus of the current phase of exploratory work.  In the Main Zone, it is expected that copper and gold, along with other base metals, may be present at levels that will be commercially viable for later work.  Subsequent sections outlining results from historical and ongoing work support the widespread presence of copper mineralization with locally elevated concentrations

In the Los Alisos zone, there appears to be a gold-silver hydrothermal system, which has had some mapping and sampling at the surface.  Initial reverse circulation drilling, with 4 holes, returned anomalous gold, silver and zinc values typical of mineralized low-sulphidation epithermal systems in Mexico. Early results confirm that the Los Alisos target deserves further drilling work.

Work to date has only been on specific areas within the prospect.  This work has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex.

(vi)

Exploration

Company Exploration

Since the acquisition of its interest in the Bahuerachi prospect in 1994, Tyler has pursued activities designed to commence exploration of the concession area.  Tyler initially built a rudimentary road access to the area. Tyler then initiated drilling in an effort to define a small zone of near-surface copper oxide mineralization within the Main Zone.  This initial drilling campaign was conducted in 1997 to evaluate the near surface copper-oxide potential of the prospect.  It was conducted on a theoretical 50 meter centre grid to cover an area of roughly 400 meters by 200 meters over what was believed to be the core of the mineralized system in the main zone.  Initial holes were planned as vertical holes to evaluate a possible near-surface, sub-horizontal zone of copper oxide enrichment (oxide blanket). Although mineralization was found to be widespread, even outside the higher grade replacement zones, drill hole location and drilling directions did not allow for adequate testing of the higher grade zones or the mineralized intrusion as defined by subsequent work. Core recovery also reportedly averaged only 70% over the program with heavy losses in altered, mineralized sections as well as within intrusive sections.

Plotting of the 1997 drill holes shows that 10 of the 18 holes were located in the sediments and volcanics outside of the main skarns or mineralized dacitic porphyry. Only two holes were collared in the high grade replacement skarn zones but were poorly oriented in terms of recently established geological controls. Regardless of this deficiency, results of the 1997 drilling include the following reported statistics which remain valid in the context of future exploration on the prospect, in the main zone: cumulative 166.06 m of drill intersections in the exoskarn averaged 1.17% copper with a range of 0.23%-2.34% copper, cumulative 111.43 metres in altered andesites and sediments was found to average 0.58% copper with a range of 0.28%-0.86% copper and a cumulative 59.7 metres of intersections of copper mineralization in the altered dacitic porphyry intrusion  was found to grade 0.67% copper with a range of 0.28%-1.28% copper.  All of these ranges are considered within the type of values expected in an economic porphyry style system and associated high grade skarn zones.

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

Other prospecting programs conducted during this period allowed for the accumulation of local to regional scale data that has greatly enhanced the understanding of the mineralization and its potential at Bahuerachi.  A greater understanding of regional stratigraphy and structure allows for the integration of punctual data and evaluation of overall potential for each occurrence.  Numerous mineralized showings have been identified on the property outside of the Main Zone

In 2001, a surface exploration program to examine known showings with the objective of determining geological controls and settings for existing mineralization.  Previous datasets from prospecting programs offered punctual data in terms of mineralized occurrences but without further mapping, this data could not be used to outline the potential of any one area as true widths of mineralized systems could not be determined with reasonable certainty.  The 2001 program was successful in outlining minimum surface length and widths for mineralization at the Main Zone and the Mina Mexicana and Los Alisos areas.  It also provided for greater understanding of the geological context and controls on the known mineralization and as such, created the base necessary for drilling recommendations on the property.

A short program of underground sampling was conducted in August 2003 in conjunction with a number of field property visits with third parties.  The short program centered on the partial rehabilitation of an historical adit. The program objective was to collect data at depth which, in conjunction with the 2001 surface data, would allow for the generation of an interpretative cross-section across the system.

Tyler conducted an airborne geophysical survey on the property in February 2004 in preparation for an exploratory drilling program that commenced in April 2004.

Phase 1 Drilling program

The 2004 Phase 1 Drilling program consisted of 1,084 meters of diamond drilling as well as mechanized trenching.  Field work started in March and lasted through to early June 2004.  The program successfully confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc bearing breccia and skarn bodies.  These occur locally within, on the edges, and away from the main mineralized porphyry (QFP).  The mineralized intrusive complex, including mineralized sediments and high grade breccia and skarn zones in the core of the complex, has now been outlined at surface over an area in excess of 4 kilometres in strike length with widths varying between 200 metres to in excess of 700 metres. Overall results continued to confirm the presence of mineralization with bulk mining potential in a world class sized porphyry setting at the Bahuerachi Property.

The Phase I drilling program in 2004 ended with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase I drilling confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  Encouraging grades within stockworked veined main mineralized porphyry in the northern part of the area tested during Phase I include 3.05 meters grading 0.73% copper and 3.05 meters grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  The results of the Phase 1 drilling program are summarized in the table below.  Data for drill holes 1 and 2 are not included as generally poor core recovery did not allow for proper sampling to be carried out.

Phase 1 Drilling summary: drill holes # 3 through 12, significant intervals:

DRILL HOLE #	FROM (m)	TO (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04-BAH-03	28.04	49.38	21.34	3.11%	.09	19.42	1.25	breccia pipe/skarn
04-BAH-04	21	79	58	0.72%				Chalcocite blanket/QFP/breccia skarn
Including	21	45	24	1.16%	.02	3.23	.02	Chalcocite blanket/skarn/QFP
Including	63	79	16	0.76%	.05	9.67	0.60	breccia pipe/skarn
04-BAH-05	14	122.43	108.43	0.63%				Chalcocite blanket/QFP/marble/ breccia skarn
Including	14	32	18	0.69%	.02	4.83	.14	Chalcocite blanket/skarn/QFP
Including	101.19	122.43	21.24	1.61%	0.10	21.39	0.58	breccia pipe/skarn
O4-BAH-06	1.5	37	35.5	3.08%	0.14	15.37	0.09	breccia pipe/skarn
04-BAH-07	2.74	44.00	41.26	2.18%	.13	15.59	0.11	breccia pipe/skarn
04-BAH-08								abandoned
04-BAH-09	12.8	19.1	6.3	0.63	0.05	4.3	0.08	QFP/Skarn
	76.6	87.5	10.9	0.63	0.03	6.4	0.11	skarn
04-BAH-10	18.9	31.5	12.6	0.65	0.02	1.3	0.2	Seds/skarn
	39.3	49.2	9.9	0.68	0.06	4.4	0.19	Skarn
	64.6	76.9	12.3	0.34	.04	2.6	0.07	Skarn
04-BAH-11	37.2	60.1	22.9	1.14	0.18	6.9	0.06	Sediments/Skarn breccia/QFP
including	41.3	51.2	8.9	2.07	0.22	9.6	0.10	Skarn breccia
04-BAH-12								abandoned

Tyler’s Management believes that Phase 1 has accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.  A supergene enrichment blanket has also been confirmed although its extent remains poorly defined.  Encouraging grades within stockwork veined QFP in the northern part of the area tested during Phase 1 include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provided an excellent porphyry copper target currently being tested during Phase 2.

Phase 2 Drilling program

The Company’s private placements in March, 2004 and April, 2005 were used to finance the May/June 2004 drill program and a portion of the 2004/2005 Phase II drill program, initially budgeted in the range of $2.6 million to $2.9 million.  Actual Phase II costs exceeded the budget by approximately $1 million as more money was available with the receipt of additional working capital from the exercise of warrants and options and the promising results.  The Phase II Program will continue to test the strike width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  The Phase II program was budgeted to cover approximately 3,500 meters of core drilling and 7,300 meters of reverse circulation drilling, (3,000 core and 1,961 m RC completed during the months of January through April, 2005).   Actual meters drilled during the months of January through April were less than budgeted, primarily because use of the RC rig was terminated, hence there was a shortfall of actual costs compared to budget for that period.   Drill results were being released in batches as drilling progressed.  Samples are shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver.

Assay results for the Phase 2 drilling program to date are summarized in the tables below (drill holes BAH-13 to BAH-44 and RC 1 to 16).

Drill holes #04-BAH-13 and 04-BAH-14, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Zn (%)	Pb (g/t)	Ag (g/t)	Au (g/t)	Rock Type
BAH-13*	53.3	77.05 (EOH)	23.75	0.41						Chalcocite blanket
BAH-14	7.3	60	52.7	0.25				2.3		Chalcocite blanket
	120	225.15	105.15	0.42	0.008	0.16		5.2	0.04	Mixed
Including	162	180	18	1.20		0.35		13	0.13	Breccia/skarn
Including**	216	225.15 (EOH)	9.15	0.37	0.032	0.29	0.40	6	0.02	PORPHYRY

* As previously reported, drill hole #13 was stopped in mineralization before its planned target depth due to difficult ground conditions.  The last sample interval in the hole graded 1.95% Cu over 1.05 meters. Two reverse circulation drill holes (RC-1, RC-2) were subsequently drilled on the same section as drill hole # 13.

** Mineralization in the porphyry consists of fractured controlled and disseminated sulphides.  The hole ended in mineralized porphyry.

Drill hole #04-BAH-15, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Rock Type
04-BAH-15	16	159	143	0.71	0.22	6		Mixed
Including	28	60	32	1.17		4		Chalcocite blanket
Including	120	159	39	1.02	0.69	13	0.10	Breccia/skarn
	159	160.7	1.7					No Sample*
Including **	160.7	166.3 (EOH)	5.6	2.15	0.62	31	0.24	Breccia/skarn

*From 159 to 160.7 meters, all core was lost during the drilling process and no sample was recovered.

**The drill hole ended in mineralization before reaching its total planned target depth. In previous status updates, drill hole #15 was described as ending at 176.6 meters. The correct final depth is 166.3 metres.

Significant Intervals drill holes #16 (bottom) and #17 are presented in the table below.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-16*	32	148	116	0.35		2			Seds+minor QFP
BAH-16	158	186.8	28.8	0.37	0.04	4	0.14	0.05	QFP+/-skarn
BAH-16	186.8	217.2 (EOH)	30.4	0.57	0.03	5	0.17	0.023	QFP, minor skarn, sheared QFP

BAH-17	174.5	191.4	16.9	0.80	0.07	13.7	0.31		Skarn/breccia

* 32 to 148 meters results previously released

Significant intervals for drill hole BAH #21:

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock Type
BAH-21	108	249.45*	141.45	0.41		6.1	0.3	QFP/Skarn/Breccia
Including	139.85	151	11.15	1.55	0.13	18.9	0.90	Skarn/Breccia
Including	201	215	14	1.06	0.08	11.6	0.17	Skarn/Breccia

*Drill hole BAH-21 was stopped in mineralization grading 0.47% copper, 0.06 g/t gold and 5 g/t silver.

Significant intervals for drill holes DDH-BAH #24 and 25.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-24	2.45	316.7 (EOH)	314.25*	0.47	0.04	7.7	0.46	Trace	Skarn/Limestone/Sediments (hole ended in mineralization)
Including	62.4	83.4	21	0.69	0.13	20.4	4.7	Trace	Skarn
Including	127.4	150.65	23.25	2.04	0.15	28	0.68	Trace	Skarn
BAH-25	6.80	160	148.15**	0.49	0.12	8.8	0.35	0.01	Skarn/Marble/QFP
Including	6.8	85	73.15**	0.90	0.23	16.7	0.70	0.007	Skarn/Marble
Including	8	43.1	34.5***	1.47	0.5	28.7	1.26	Trace	Skarn

*Excludes 3m of lost core at 83.4 metres.

** Excludes lost core over 5.05 meters in 4 sections between 13.75 metres and 73.65 metres

***Excludes 0.55 meters lost core at 14.3 metres

Significant intervals for drill holes DDH-BAH #26, 27, 30.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-26	5	55	50	0.62	0.08	2.6	1.01	trace	Chalcocite in hornblende porphyry and minor skarn
and	159	175	16	0.34	0.06	8.5	0.13	trace	Skarn
BAH-27	2	27	25*	0.40	trace	3.2	0.23	trace	Copper oxides in hornblende porphyry
BAH-30	22.3	26	3.7	6.07		14.1	0.39		High grade copper oxides in limestone
and	98	106	8	0.45	0.05	13.7	trace	trace	Calcareous sediments

*Excludes 1.6 m of lost core at 7.1 meters.

** Diamond drill hole #29 was lost at a depth of 77 meters and was twinned with drill hole #30 to target depth and for which results are reported.

Significant intervals for drill holes DDH-BAH #28 and 31.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-28	32.6	193.75	161.15*	0.5	0.04	7.8	0.24	.009	Sediments/Skarn/Porphyry
including	168	193.75	25.75**	1.35	0.13	33.8	1.00	0.024	Breccia/Skarn
BAH-31	32	225.4	193.4***	0.63	0.05	9.4	0.40	Trace	Sediments/Skarn/Porphyry
including	166.25	225.4	59.15****	1.33	0.13	21.8	1.09	0.01	Breccia/Skarn

*Excludes 9.25m of lost core over interval.

** Excludes 3.15m of lost core over interval.

***Excludes 5.7 meters lost core over interval

****Excludes 5.7 meters lost core over interval.

Significant intervals for drill holes DDH-BAH #32.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-32	85.75	140.75	55	0.29	0.04	3.54	trace	0.01	Sediments/Oxides/Minor Skarn
	155.85	211.40 EOH*	55.5	0.74	0.11	5.26	0.23	0.01	Skarn
Including	176	211.40*	35.4	1.10	0.16	7.66	0.32	Trace	Skarn

* The hole was lost at 211.40 meters in mineralization grading 0.74% copper and 0.016% Molybdenum due to poor drilling conditions.

Significant intervals for drill holes DDH-BAH #38 and 39.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-38	30	66.1	36.1*	0.45	0.03	3.4		0.016	Sediments/Skarn/QFP Dyke
Within	30	120.8 (EOH)	90.8**	0.25	0.02	2.1		0.015	Sediments/Skarn/QFP
BAH-39	34	66.5	32.5	0.34	0.02	2.1		0.012	Sediments/Skarn/Minor QFP
and	83.72	88.35	4.63	0.63	0.07	3.9		0.008	Mineralized shear zone

*Grade for the interval based on 32.45 meters of core recovered.

**Grade for the interval based on 86.35 meters of core recovered.

All intervals are interpreted true widths.

Significant intervals for drill hole DDH-BAH #40.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-40	13	190.3* (EOH)	177.3	0.34	trace	2.0	trace	0.001	Sediments/minor skarn/porphyry
Including	74	104	30	1.1	0.04	2.1	trace	0.015	Chalcocite blanket in sediments and porphyry
Including	74	180*	106	0.46	0.02	1.9	trace	0.013	Chalcocite and porphyry, minor skarn

*Average grade includes dilution by 2 significant post mineral dykes totaling 22.4 metres intervals are interpreted true widths.

RESULTS FROM DEEP CORE HOLE #43

Significant intervals for drill hole DDH-BAH #43*.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-43	155.3	476 (EOH)**	320.7*	0.42	0.06	10.0	0.77	Trace	Marble/CRD/Skarn and calc silicate skarn
Including	287.3	332.6	45.30	0.36	0.23	23.9	3.72	Anomalous	Marble/Massive sulphide CRD
Including	287.3	300	12.70	0.30	0.53	40.7	9.5	Trace	Massive sulphide CRD
And
Including	332.6	476 (EOH)**	143.4	0.63	0.05	10.3	0.30	0.007	Skarn and calc silicate skarn, minor massive sulphide

* Interpreted true widths of intercepts are estimated as 75-80% of quoted intervals.

**Hole ended in mineralization with last 4 meters grading 0.98% copper, 0.07 g/t gold and 9.2 g/t silver.

Significant intervals for drill holes DDH-BAH #41, 42 and 44 (partial)

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-41	30	68.7	28.65(I)	0.22					Calc-silicate/skarn/QFP
And	127.3	155.4	28.1(II)	0.85	0.14	13.5	0.32	0.009	Skarn
BAH-42	104	114.15	10.15	0.66	Trace	4.95	Trace	0.004	QFP
	162	225.4	63.4(III)	0.37	Trace	2.9	Trace	0.011	QFP/dykes/skarn
Including	217.5	225.4	7.9(III)	1.01	Trace	12	trace	0.024	Skarn
BAH-44	0	172.1	172.1(IV)	0.5	0.05	3.0	none	0.002	Porphyry/oxide, minor sulphides
Including	20	102.1	82.1	0.74	0.08	4.5	trace	Trace	Porphyry, sulphides

(I)No core was recovered over a total of 10.05 meters over the interval. Average is based on core recovered and should be considered indicative only.

(II)Core recovery was average to low over the interval.  Averages should be considered indicative, not representative until further drilling is performed in the area.

(III) Excludes a 0.3 m interval of no recovery

(IV)Assays are reported to 172.1 meters.  Subsequent to the first pass sampling, the hole was extended to 305.85 meters total depth. Average includes dilution by 19.9 meters of post mineral dykes.

-All intervals are interpreted true widths.

Drill hole RC-2, 3, 4, 5 and DDH 04-BAH-16 (partial)

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t))	Silver (g/t)	Zinc (%)	Rock Type
RC 2	1.52	10.67	9.15	0.18	0.03	8.92	0.27	Lst/skarn
Including	10.67	13.72						No sample (adit)
RC-2	13.72	126.5	112.78	1.29	0.12	26.58	1.07	Mixed
Including	48.78	85.37	36.59	1.81	0.14	22	2.03	Skarn/breccia
RC-3	27.44	73.17	45.73	0.92				Chalcocite blanket
	83.37	96.04	12.67	0.77	0.11	12.65	0.73	Sediments/breccia
	96.04	140.24	44.20	0.15				QFP
RC-4	44.21	70.12	25.91	0.60				Chalcocite blanket
	79.27	89.94	10.67	0.33				Mixed sed/QFP
	123.48	150.91	27.43	0.27				Mixed sed/QFP
RC-5	12.20	32.01	19.81	0.53				Sediments
	96.04	160.06	64.02	0.31		2.35		QFP
04-BAH-16*	32	148	116	0.35		2		Sediments and minor QFP
Including	66	80	14	0.54

*Core hole #16 was stopped at 152 metres in December and was subsequently completed to its planned target depth  of 217.2 metres.

*Drill holes RC3, 4 and 5 all ended in low grade mineralization.

Significant intervals for drill hole RC-18.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-18	6.10	103.63	97.53**	0.72	0.05	7.8	0.34	Trace	Skarn/QFP/Faults
including	85.34	103.63	18.29	2.28	0.25	31.4	1.14	Trace	Skarn

** Excludes samples lost over 1.52 meters at 15.24 meters.  The hole was lost at 103.63 m in mineralization.

Los Alisos Low Sulphidation gold-silver epithermal target, (+/- 1.2 Km west of Main Zone porphyry Complex)

RC Drill holes #8-11, significant intervals:

Hole #	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t	Zinc %
05-RC-8	16.76	24.38	7.62	3.0	34	0.53
including	19.81	21.33	1.52	9.84	18.6	0.94
05-RC-9	22.86	32	9.14	2.18	182	Anomalous
including	25.9	27.43	1.52	9.62	822	Anomalous
and	35.05	47.24	12.19	2.7	38.7	1.57
including	44.2	45.72	1.52	9.53	111	4.32

05-RC 10 and 11: strong quartz veining with anomalous gold, silver and zinc

(vii)

Sampling Methodology And Data Verification

Sample security and integrity during each phase of work and subsequent transport of samples to the ALS Chemex lab facilities to Hermosillo was insured through the use of individually numbered, tamper proof plastic tags.  No issues of tampering or missing tags were reported by the Hermosillo lab upon receipt of the samples from the field and samples were in the custody of Tyler personnel at all times before delivery to ALS-Chemex.

All drilling samples from the Phase 1 and 2 drilling programs were likewise treated for delivery to ALS Chemex Labs in Hermosillo. In addition, each batch of drilling samples sent for assay work includes a series of standards and duplicates samples.  No significant or ongoing discrepancies have been noted in the assay results upon review of the data and the Company remains satisfied with the current laboratory and analytical procedures used are satisfactory for the current stage of exploration.

(viii)

Mineral Processing And Metallurgical Testing

Samples from previous programs (both the surface and drilling) have been evaluated for copper and gold recovery. As neither a mineral resource nor an economic reserve has yet been delineated on the property to date, this work is considered to be of little present use as the characteristics of a potentially economic ore body have yet to be defined.

Data is available in previous reports concerning numerous SC 10 and SC 30 soluble copper analyses. These analyses were used to determine the amount of soluble copper and cobalt that could be extracted using a 10% and 30% sulphuric acid leach solution in given samples.  A number of bottle roll tests and sequential copper analyses were also carried out on some of the drill cores from the 1997 program.  Although of little use at this stage of exploration, the soluble copper tests carried out to date have not indicated that significant metallurgical problems should be anticipated for copper oxide recoveries at the Main Zone.

(ix)

Mineral Resource And Mineral Reserve Estimates

Work to date has not outlined a mineral resource or a reserve according to currently accepted Canadian Institute of Mining, Metallurgy and Petroleum guidelines.  As of the date of this report, there are no known reserves on the property and Tyler’s proposed programs are exploratory in nature.

 (x)

Interpretations And Conclusions

Interpretations

Work to date has outlined a mineralized complex with overall surface widths and grades comparable to that of historical or present economic producers within a mineralized porphyry-style complex. Both high grade skarns and a stockworked, mineralized porphyritic intrusion of significant extent have been outlined by surface work to date on the Main Zone of the property.

The presence of mineralized outcrops over a wide topographic range along the system, relatively numerous and extensive historical underground workings and the 1997 drilling data outline the fact that significant continuity both at depth, and areally can be expected within the system.

The presence of mineralization similar to or potentially genetically related to that seen at the Main Zone outline mineralization forming processes active over an area of more than 25 km2.

In many instances, the isolated nature of particular mineralized zones is a function of lack of data at this time.  Several areas have been demonstrated to contain mineralization of potentially economic grade.  Similarly, potential continuity between the San Juan and San Marcos occurrences as well as between the Cuesta Colorada and Los Alisos occurrences are promising exploration targets.  Numerous other grassroots stage copper and gold occurrences have been identified on the property.

Conclusions

Further exploration is warranted on the property with the objective to first drill test the complete extent of the mineralized system at the Main Zone, test other targets and subsequently begin to   establish a resource base within the Main Zone complex.

(xi)       Recommendations

Phase 2 work, now consisting of a minimum of 25,000 meters of drilling, is ongoing to test the width, strike length and depth of mineralization to a minimum of 200 to 300 meters for the Main Zone mineralized complex. Of the next budgeted 20,000 meters, 12,200 meters have been allocated for this first pass testing.  Once drilling data is received from this exercise, the Company will assign remaining meters in areas where further drilling is justified.  Tyler will continue drilling and other exploration activities on the property so long as exploration results so warrant and capital is available.

Weedy Lake Prospect, Saskatchewan

The Weedy Lake Prospect was staked as a claim in 1999.  To maintain the claims, annual assessment work of $11,925 is required, but there is an excess expenditure credit of $240,000 available to be applied against this obligation. To date, the Company has incurred a total of $2,000,000 in exploration expenditures.

The Company holds a 50.1% interest in the Weedy Lake Prospect, with the balance held by Golden Band Resources Inc., an unaffiliated party.  The Company originally acquired its interest pursuant to an option and joint venture agreement with CDG.  During the fiscal year ended July 31, 2002, the Company entered into an option agreement with Golden Band Resources under which it can earn up to one-half of the Company’s interest in the property by incurring a minimum of $100,000 of exploration expenditures on the prospect in each of the first three years of the option term and a minimum of $1,500,000 in aggregate over the four years ending December 31, 2005. Golden Band has been notified by the Company that it is in default of its earn in commitments.  The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

During the period from 1986 to 1990, the Company drilled a total of 88 holes, for a total of 15,532 metres, on the Weedy Lake Prospect.  No exploration programs were carried out during the period 1990 to September 30, 1995.  During fiscal year 1996, the Company carried out a two phase diamond drill program in which it drilled an additional 57 holes.  The purpose of the program was to complete the evaluation of the previously defined gold mineralization and to generate the information necessary to determine whether or not economic levels of mineralization were present to consider an underground exploration program.  During fiscal year 1997, a re-compilation and re-interpretation of all diamond drill hole data was undertaken.  No work was carried out in the period of 1998 to 2002.

In 2002 and 2003, Golden Band Resources conducted some till sampling on the prospect and recompiled historical data in order to generate new exploration targets.

As a result of this work, it is believed there may be viable amounts of gold mineralization.  The methods of recovery would have to be either open pit or underground exploitation.  Additional shallow drilling will be necessary to refine the open pit resource potential and underground resource potential would have to be re-evaluated after open pit recovery is underway.  There is substantial work that must be undertaken before any actual recovery can be commenced, and because Golden Band is in default under its agreement, this prospect may not ever be exploited by  or on behalf of the Company or result in any revenues.

Carat and Kelsey Properties, Northwest Territories

The Company holds a 30% and 33% interest in the Carat and Kelsey prospects, respectively, in the Northwest Territories. The Company shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect.  The Company has entered into an agreement with Majescor Resources Inc. giving an option to earn its entire interest of approximately 30% interest in the Carat and approximately 33% interest in the Kelsey diamond exploration joint ventures. Under this agreement Majescor Resources must pay an aggregate of $300,000 and issue 300,000 shares and 200,000 warrants to the Company.  The Company will retain an interest in Majescor’s net profits from these prospects upon completion of the option.

Coronation Diamond District, Nunavut

The Company and Northern Abitibi Mining Corp. together held an option from 4763 NWT Ltd. to acquire an interest in an 111,174.64 acre block of ground in the Coronation Diamond district in Nunavut. Under the terms of the agreement, the two companies could earn a 65% interest in the prospect by issuing 250,000 shares of the Company and 250,000 shares of Northern Abitibi over four years and jointly spending approximately $1.1 million dollars over four years on the prospect.  Prior to June 30, 2004 the Keni property was returned to the Vendor.

Government Regulation

The exploration of a mining prospect is subject to regulation by a number of different governmental authorities.  The most significant of the kinds of regulation affecting the business of the Company at this time are those related to preservation of the interest and environmentally related regulation.  The former regulation generally is related to perfecting an interest in a particular prospect, registration and payment of annual maintenance fees.  In some instances, it also includes filing required exploration proposals for a particular prospect.  The latter regulation generally addresses issues relating to air, soil and water contamination and environmental restoration, and apply to many mining related activities including exploration, drilling, trenching, and other soil disturbance, water use, waste disposal and use of toxic substances.

In addition, in the pursuit of exploration activities, there are regulations relating to labor standards, occupational health and safety, mine safety, and general land use.  In some instances, the Company may encounter regulations on the export of minerals and local labor requirements.

The current laws and regulations affecting the business of the Company may be found at the federal, provincial, state and local levels of administration, in both countries in which it operates.  All of the regulatory bodies are constantly reviewing their regulatory structures, and it is likely that over time the laws and regulations will become more stringent.  Much of the regulation is administered by imposing the need for permits and licenses.  In some instances, it is also administered by inspections.   The failure to have a required permit or license, or fail an inspection, may result in fines or other penalties or in the revocation of a permit or license.  In some instances, the failure to comply with regulations, mostly in the area of registration and maintenance fees, may result in the loss of the right to exploit a particular prospect.  Additionally, the Company may have to take remedial action resulting in unexpected expense.  The Company may be required to recompense those suffering loss or damage by reason of its activities.

In some instances, the Company relies on third parties with whom it shares an ownership interest to comply with the regulations and other legal requirements.  Although their relationship is governed by various option and joint venture arrangements, the failure of a third party to comply with any of the above types of regulations could have consequence on the Company, including fines, penalties, reclamation costs and the loss of rights of exploitation.

Competition

The Company expects to compete with numerous junior mining and exploration companies to identify and acquire claims with mineralization potential.  In addition, it will compete with such companies for the services of experienced professionals and consultants in geological, environmental, drilling, testing and surveying disciplines.  Many of the current competitors have, and  many of the future competitors are expected to have, greater resources than the Company.  Therefore, the Company will have to compete largely on the basis of its current financial resources and its ability to obtain future funding.

C.

ORGANIZATIONAL STRUCTURE

The Company owns 100% of Recursos Tyler S.A. de C.V., a Mexican Company and 100% of Tyler Diamondfields Inc., an inactive Alberta Corporation.

D.

PROPERTY, PLANT AND EQUIPMENT

The Company owns or has rights to various mineralization prospects.  These are discussed above in the business discussion of the Company.  Expenditures incurred in the last three fiscal years ended July 31, 2005:

	Balance July 31, 2002	Costs Fiscal 2003		Costs Fiscal 2004		Costs Fiscal 2005		Balance July 31, 2005
Acquisition
Bahuerachi – Mexico	221,465	27,148		875,246		84,506		1,208,365
Weedy Lake – Saskatchewan	637,844	-		-		-		637,844
Carat and Kelsey, Northwest Territories	246,112	-		-		-		246,112
Keni, Nunavut	51,770	3,750		(55,520)	c	-		-
Other	10,588	(4,245)		926		-		7,269
Total Acquisition	1,167,779	26,653		820,652		84,506		2,099,590
Exploration
Bahuerachi – Mexico	1,026,583	22,319		762,204		4,182,291		5,993,397
Weedy Lake - Saskatchewan	1,743,702	100		357		-		1,744,159
Carat and Kelsey, Northwest Territories	415,813	282,434		(591,975)	d	(119,000)	f	(12,728)
Keni, Nunavut	227,505	(23,912)	a	(203,593)	e	-		-
Other	35,937	(22,794)	b	(5,781)		2,375		9,737
Total Exploration	3,449,540	258,147		(38,788)		4,065,666		7,734,565

       (a)

Costs of $16,478 net of recoveries and write-offs of $40,390.

       (b)

Write-offs of $22,794.

       (c)

Costs of $92 net of write-offs of $55,612.

       (d)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and net of option receipts of $83,500.

       (e)

Costs of $2,753 net of write-offs of $206,346.

        (f)

Option receipts.

In connection with its operational headquarters in Calgary, Alberta, effective January 1, 2002, as amended July 1, 2004, the Company entered into a sublease agreement with Manson Creek Resources Ltd., a company related by virtue of certain common officers and directors.  The Company pays 40% of the base lease cost plus lease operating costs, until the termination of the lease on December 31, 2006.  Annual base lease cost payable by the Company is $19,440.  The lease operating costs vary from year to year.  For Fiscal 2005 the Company’s portion of these costs aggregated $18,000; committed amounts in each fiscal year ended September 30, until the lease terminates, are as follows:

2005                $19,4401

2006                $19,440

2007                $  8,160

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company is engaged in the exploration of prospects in Mexico and Canada for various mineralizations.  The current emphasis is on copper, gold, silver and diamonds.  To date, the Company has not had any producing prospects and no revenues from extractive activities.  It is significant that many exploration companies do not generate revenues, and it is common that prospects do not result in commercial quantities of minerals.  Companies engaged in the extractive industries are highly speculative investments.

In evaluating the Company, consideration should be given to certain factors.  One factor is the ability of the Company to finance its operations.  This is influenced by the state of the capital markets for investment in extractive companies, the perception in the market about the Company, and the market prices of the mineralizations sought by the Company in its prospects.  Another factor is the characteristics of the Company’s prospects.  Finally, consideration should be given to the history of acquisition and exploration costs, general operating expenses and abandonments and write-downs of mineral properties.

Set forth below is a brief summary of the Company’s financial operations during the last three financial years.

	Year Ended July 31, 2005	Year Ended July 31, 2004	Year Ended July 31, 2003
Revenues Interest and other income Overhead recoveries	$ 74,665 $ -	$ 25,460 $ 9,224	$ 5,063 $ 5,539
Write down of Mineral Properties Stock Option Compensation Expense Corporate Expenses	$ - $ (1,192,900) $ (514,027)	$ (261,959) $ (596,000) $ (322,742)	$ (45,818) $ - $ (139,965)
Gain (Loss) on the Sale of Marketable Securities	$ 675	$ 1,810	$ 4,277
Other Mineral property receipts in excess of mineral property costs Future income tax recovery Net Loss	$ (10) $ - $ - $ (1,631,597)	$ (563) $ - $ - $ (1,144,770)	$ - $ 37,000 $ - $ (133,904)
Working Capital (deficiency)	$ 9,983,280	$ 2,317,383	$ (266,793)
Properties: Mineral Property Acquisition Costs Deferred Exploration	$ 2,099,590 $ 7,734,565	$ 2,015,084 $ 3,668,899	$ 1,194,432 $ 3,707,687
Long Term Debt	Nil	Nil	Nil
Shareholders’ Equity: Dollar Amount Number of Common Shares	$ 19,935,873 86,698,929	$ 8,090,843 68,431,439	$ 4,641,567 38,294,939

RESULTS OF OPERATIONS

Fiscal Year Ended July 31, 2005 compared to 2004

Loss and Revenue

The net loss for the year ended July 31, 2005 of $1,632,000 represents a $487,000 increase over the prior year’s loss.  Overhead recoveries ceased to be an income source for the Company in the current year, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $49,000 attributable to higher cash balances. Further, total expenses increased $536,000 from the comparative year. The bulk of the increase is due to an increase in stock-based compensation of $597,000.  Stock-based compensation represents the value assigned to options that were granted to consultants, officers and directors during the period.  The value is calculated using the Black Scholes Option Pricing Model as described in note 7b)iv) to the financial statements.  The higher amount in the current period is primarily due to the increasing stock price of the Company.

The Company’s net loss for the year ended July 31, 2005, as determined under U.S. GAAP, totaled $5,797,000 compared to a loss of $1,960,000 in 2004, with the major difference being the higher expenditure on the mineral properties which increased by $2,595,000 over 2004.  Under U.S. GAAP, exploration costs of resource interests can not be capitalized and deferred and all costs are written off as incurred.  The effect of this write-off was $4,269,000 in 2005 compared to $1,674,000 in 2004.

Expenses

“General and administrative” expenses have increased approximately $748,000 from the comparative year.  The bulk of the increase is due to the increase in stock-based compensation discussed above. With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses of $54,000, related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and creating the new website.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the year resulted in greater office and secretarial costs during the current year of $32,000. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

As at July 31, 2005 the Company recorded a non-cash unrealized foreign currency translation loss of $28,000.  This figure reflects a more volatile relationship among the Canadian dollar, U.S. dollar and Mexican peso in fiscal 2005.  The Company did not have any foreign currency bank accounts in fiscal July 31, 2004.

Fiscal Year Ended July 31, 2004 compared to 2003

Loss

The net loss for the year ended July 31, 2004 of $1,145,000 represents a $1,011,000 increase over the prior year’s loss.  The largest contributors to this increase were the $596,000 stock-based compensation expense in the current year, (2003 - $nil), and mineral property write-offs of $262,000 in the current year, (2003 - $46,000).  Stock-based compensation represents the value attributed to the stock options granted during the year through a calculation that uses an option-pricing model.  The method of calculation and assumptions are provided in detail in note 7b)iv) to the financial statements.

The Company’s net loss for the year ended July 31, 2004, as determined under U.S. GAAP, totaled $1,960,000 compared to a loss of $464,000 in 2003, with the major difference being the higher expenditure on the mineral properties which increased by $1,343,000 over 2003.  Under U.S. GAAP, exploration costs of resource interests can not be capitalized and deferred and all costs are written off as incurred.  The effect of this write-off was $1,674,000 in 2004 compared to $331,000 in 2003.

Revenue

Revenue is comprised of interest of $25,000 and $9,000 of overhead fees relating to joint venture billings where the Company acted as operator, (Bahuerachi and Keni).  “Interest and other income” for the comparative period is comprised of an expense recovery of $5,000 and nominal interest income.  The increase in interest income was primarily due to the interest that pertained to the arbitration award that was discussed above under the Carat property.   Further, interest earned on the proceeds from the March, 2004 private placement contributed to the increase in interest income.  As CDG is no longer a joint venture partner on the Bahuerachi property, and the Keni property has been returned to the vendor, there should be no overhead fees in the following fiscal year.

Expenses

“General and administrative” expenses have increased approximately $734,000 from the comparative period.  Mainly due to stock compensation expense of $596,000 in 2004 and $Nil in 2003.  The decline in investor relation costs of $11,000 was offset by an increase in consulting fees of $89,000 and an increase in interest expense of $6,000. Further, travel and promotional costs increased $33,000 and office and secretarial costs increased $16,000.

As the contract with the investor relations firm was terminated effective January 1, 2003, there were no contracted costs in the year ended July 31, 2004, ($16,000 – 2003), and nominal investor administrative costs of $5,000 in the current period, ($Nil – 2003).  The significant increase in consulting expenses related to the time committed to the arbitration proceedings, significant efforts made to boost the Company’s profile in the investment community, including attendance at, and preparation for, numerous conferences, and time spent in arranging financings for the Company as well as time invested in the preparation of various public filing documents.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative period that coincided with its limited working capital.

The increase in interest expense in the year ended July 31, 2004 related to interest on notes payable of $6,000 in fiscal 2004; the 2003 amount was negligible.  Increased promotional costs related to numerous conferences, (including the PDA in Toronto, the Round-up in Vancouver and two investment conferences), costs associated with conference promotional literature and displays, attendance fees, air-fare and accommodation, and advertisements in trade magazines.  In the comparative period the Company did not have sufficient funds to commit to a largely discretionary expenditure.  With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  Secretarial and office expenses increased as a direct result of increased activity in the Company, including expanded exploration activity and administrative activity associated with various filings and regulatory paperwork associated with the financings.

Professional fees increased $23,000.  The Company incurred approximately $20,000 in professional fees associated with the preparation of a Regulatory Filing Document, (the 20F), for the United States.  The Company did not have comparative United States regulatory costs in the prior period.  Transfer agent, stock exchange and filing fees increased $12,000 from the comparative period due to numerous news releases during the period, stock option grants, and the transaction with CDG involving the issue of shares for a mineral property interest.

Fiscal Year Ended July 31, 2003 compared to 2002

Loss

The Company had a net loss in the year ended July 31, 2003, of $134,000 compared to a loss of $1,582,000 in the comparative period.  The principal reason for the difference between the two periods was the cost of abandonment and write-down of mineral prospects in the Northwest Territories which amounted to $46,000 in the current year and $2,089,000 in the 2002, fiscal year. Overhead expenses were reduced from the 2002 fiscal year to the 2003 fiscal year which partially offset the loss.

The Company’s net loss for the year ended July 31, 2003, as determined under U.S. GAAP, totaled $464,000 compared to a loss of $999,000 in 2002, with the major difference being the lower expenditure on the mineral properties which decreased by $488,000 over 2002.  Under U.S. GAAP, exploration costs of resource interests can not be capitalized and deferred and all costs are written off as incurred.  The effect of this write-off was $331,000 in 2003 compared to $819,000 in 2002.

Revenue

Interest and other revenue decreased by $10,000 from fiscal year 2002.  The principal reason for the decease was the lower cash balances resulting in a decrease of $5,000 in interest income.  Other income of $5,000 in fiscal year 2003 represented a one-time cost recovery.  Overhead fees charged by the Company decreased $11,000 due to the decline in exploration activity on Company operated joint venture prospects.

Corporate Expenses

Corporate expenses decreased by $56,000 from fiscal year 2002 primarily due to a decrease in exploration activities which resulted in a decrease in support costs, as well as a $10,000 decrease in office rent due to the move to less expensive premises.

Mineral property proceeds in excess of mineral property costs

In fiscal year 2003, the Company received shares in publicly traded companies valued at $37,000 in exchange for the sale of geophysical data on a prospect that was previously written-off.  The comparative amount in fiscal year 2002 relates to the excess of option payments received on the Kelsey prospects over the carrying cost of the prospect.

Abandonment and write-down of mineral prospects

The fiscal year 2003 mineral property write-downs related primarily to the Lucky prospect in the Northwest Territories for which claims were allowed to lapse and the write-down of certain camp costs relating to the Keni prospect.  The Company sold the camp for $22,500 and wrote-down the excess of costs capitalized over the proceeds.  The previous year write-down of $2,089,000 related to the Gem and Crystal prospects in the Northwest Territories which were allowed to lapse.  The Company had sought diamond mineralizations in the Gem and Crystal prospects.

Gain (loss) on sale of marketable securities

The Company sold 185,500 shares of Northern Abitibi Mining Corp. during fiscal year 2003 for a gain of $6,600 and 5,000 shares of Diamondex Resources Ltd. for a loss of $2,300, resulting in a net gain of $4,300.  The prior year’s loss on sale of securities was comprised of the loss on sale of 105,000 shares of Diamondex Resources of $38,000 and a net gain on sale of 160,615 shares of Northern Abitibi of $20,000.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2005

Sources

At July 31, 2005, the Company had positive working capital of $9,983,000.  During the fiscal year, the Company sold 7,910,400 units at $1.25 per unit in a private placement in which it raised $9,723,000 after commissions and other expenses of the offering aggregating $165,000.  The Company also raised $2,352,000 from the sale of additional shares of common stock pursuant to exercises of outstanding warrants and options and $20,000 from the sale of investments.  The proceeds of these sales have provided the Company with the working capital required to implement portions of its Phase II program with respect to the Bahuerachi prospects during the fiscal year and is expected to provide sufficient capital to continue its exploration activities during the next 6 to 8 months.

Uses

The largest use of cash during the year ended July 31, 2005 related to mineral property expenditures, exploration advances and capital asset expenditures aggregating $3,855,000.  These included purchases of capital assets of $45,000.  Cash expenditures of $3,908,000 were incurred in respect of the Bahuerachi property during the fiscal year, which was offset by the $119,000 received in option payments regarding the Northwest Territories properties.

The Company expects to continue to use most of its working capital for further work in connection with the Bahuerachi property, primarily for exploration activities.  The Company may also use some of the working capital it has to modify the terms or exercise all or a portion with respect to its option with Luis Palafox which currently terminates on October 26, 2006.  The Company believes that it will continue to need additional capital in the near term to fund its exploration operations on all of its prospects because it does not expect that it will generate income necessary to cover it expenses from its prospects on which it has rights.

Significant changes in working capital amounts were as follows:

Mineral property cash expenditures increased from 2004 by approximately $2,776,000 due to increased activity in Mexico.  The 2005 private placements brought in about $6,655,000 more in cash than the 2004 private placements and $2,223,000 more cash was received in 2005 over 2004 in relation to the exercising of warrants and options.  In 2004 there was the one time arbitration settlement of $546,000 in cash.

Table Of Contractual Commitments

The following table lists as of July 31, 2005 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	45,600	37,440	8,160	-	-
Purchase Obligations	1,005,000	1,005,000	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	1,050,600	1,042,440	8,160	-	-

For additional information related to the Company’s obligations and commitments see Note 11 and Note 12 in the Company’s consolidated financial statements attached.

Fiscal 2004

Sources

At July 31, 2004, the Company had positive working capital of $2,318,000.    The most significant contributor to the positive working capital was the March, 2004 brokered private placement.  The gross proceeds of the issue aggregated $3,251,000.  Commissions and financing fees of $267,000 and related legal and issue costs of $62,000 offset these proceeds to arrive at net proceeds of approximately $2,922,000.  This cash inflow ensured that the Company had sufficient working capital to finance the Phase I drilling program, (approximate cost of $700,000).  In addition, the Company then had sufficient working capital to help finance the Phase II program estimated at between $1,200,000 and $1,500,000, and to cover operating expenses for the ensuing year and beyond.

During the year ended July 31, 2004 there were several other sources of cash inflows that contributed to the significant improvement in working capital.  The Company received $546,000 plus interest of $12,000 pursuant to the arbitration settlement discussed earlier.  The Company netted $146,500 from the December, 2003 private placement and $130,000 upon the exercise of options and warrants.  In addition, the Company sold investments for proceeds of $28,000 and received $42,500, ($50,000 net of $7,500 finders’ fee), as an option payment on the Carat property.

Uses

The largest use of cash during the year ended July 31, 2004 related to mineral property and capital asset expenditures aggregating $1,034,000 and $58,000 respectively.  Approximately $220,000 of the total mineral property expenditures related to the Carat property, ($190,000 of the Carat expenditures represent arbitration).  Cash expenditures on the Bahuerachi property aggregated $811,000, $75,000 of which related to the annual option payment, and the remainder exploration expenditures.

The Company received a further $10,000 by way of notes payable during the current year, repaid the full notes payable outstanding of $77,000, (net $67,000), and repaid the accrued interest thereon of $6,000.

In all of the periods reported upon, the Company has used its cash resources to cover the excess of expenses over revenues.  It is expected that this will continue into the future as the Company pursues its exploration activities, since none of the prospects on which it has rights is expected to produce income in the near term.  The cash operating expenditures during the year ended July 31, 2004 were significant at $313,000.  The increase over the comparative amount of $56,000 was largely due to the increase in operating expenses discussed above, but also due to the fiscal 2004 payment of liabilities that were outstanding at July 31, 2003 when the Company had virtually no cash.

Significant changes in working capital amounts were as follows:

Payables (combined related and non-related) decreased by approximately $271,000.  Subsequent to July 31, 2003 the Company completed its private placements and had cash available to pay the outstanding liabilities from year-end as well as ongoing operating and exploration expenditures.

Fiscal 2003 and 2002

Sources

The Company generated cash from the sale of securities held for investment of approximately $29,000 and $112,000 in the respective fiscal years ended July 31, 2003 and 2002.  The cash generated from the sale of capital stock, the exercise of warrants and the exercise of stock options resulted in net proceeds of $100,000 and $289,000 in the years ended July 31, 2003 and 2002 respectively.  In fiscal 2003 the Company received financing from related parties by way of notes payable in the amount of $67,000.

Uses

The principal use of cash resources during the fiscal years ended July 31, 2003 and 2002 related to mineral property exploration and acquisition costs.  Fiscal 2003 and 2002 cash expenditures, of $177,000 and $583,000 respectively, were incurred primarily on the Carat, Keni and Bahuerachi prospects.

The Company also used cash for operating expenditures which exceeded revenues during the 2003 and 2002 fiscal years. Net cash operating expenditures were $56,000 and $191,000 during the respective years.

Because the Company is in the exploration stage, it capitalizes the acquisition and exploration costs of its prospects.  Should any of these prospects be placed into production, these costs would be amortized over the estimated life of the prospects on a unit-of-production basis.  Should exploration results of any of its properties prove unsatisfactory, the Company would then abandon the prospects, and write off costs incurred up to that time.  The impact on its net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

The Company has no revenue-producing operations.  Activities include acquiring mineral prospects and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become income producing.  The Company often offers to a major mining company the opportunity to acquire an interest in a prospect in return for the funding by the major mining company of part or all of the exploration and development expenses of that prospect.  For the funding of prospect acquisitions and exploration that the Company conducts itself, it has not used long-term debt.  Rather, it has depended on the issuance of shares to investors.  Such stock issues depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, the company’s track record and management’s experience.

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

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Director Since	Position
James Devonshire*	57	2000	CEO, Chairman and Director
Gregory H. Smith	58	2000	Director
Jean Pierre Jutras*	38	2001	President, COO and Director
Lesley Hayes	43	1997	Director
Shane Ebert	38	2004	Director
Alan Craven	66	2005	Director
Regan Chernish	37	N/A	Vice President, Exploration
Barbara O’Neill	39	N/A	Secretary

*

On November 18, 2005, Mr. Jean-Pierre Jutras, B.Sc, P.Geol, was appointed Chief Executive Officer (“CEO”) of Tyler.  Mr. Jutras, currently a Director of Tyler, has been serving as President and Chief Operating Officer since 2001.  By assuming the duties of CEO, Mr. Jutras is replacing Mr. Devonshire who remains Chairman of the Board of Directors.  In addition, on November 18, 2005, Dr. Shane Ebert, Ph.D., PGeo., currently a Director of Tyler, was appointed Vice-President of Exploration and Ms. Jennifer Munro, CA, has been appointed Chief Financial Officer of the Company.

Mr. James Devonshire has been the Chief Executive Officer and Director of the Company since December 20, 2000.  Mr. Devonshire is also a self-employed Chartered Accountant and management consultant.   He is also a Director of Manson Creek Resources Ltd., a public exploration company trading on the TSX Venture Exchange under the symbol MCK, President and Director Northern Abitibi Mining Corporation, a public exploration company trading on the TSX Venture Exchange under the symbol NAI and the Chairman, President and Director of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI and on the OTCBB under the symbol CDGEF.

Mr. Gregory H. Smith has been a director of the Company since December 20, 2000.  Mr. Smith is also a practicing Chartered Accountant and a partner with Smith Cageorge Perry, Chartered Accountants in Calgary, Alberta.  Mr. Smith is the President of Alberta-Pacific Management Ltd, a private consulting company, a Director of Armistice Resources Ltd., an exploration company which trades over-the-counter in Canada, the Chief Financial Officer and Director of Aloak Corp. and Chief Financial Officer and director of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI and on the OTCBB under the symbol CDGEF.  Secretary and Treasurer of Yorkland Group, a private company which provides management to other private companies.

Mr. Jean Pierre Jutras has been the President, Chief Operating Officer and a director of the Company since December 19, 2001.  Mr. Jutras is a geologist by training.  Mr. Jutras is also the Vice President and a Director of Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK, and Vice President and a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.  Mr. Jutras was a Vice President of CDG Investments Inc. from 2000 to 2003, a public investment company which trades on the CNQ under the symbol CDGI.

Ms. Lesley Hayes has been a Director of the Company since February 11, 1997.  Ms. Hayes is self-employed as a management consultant.  From 1999 to 2002, Ms. Hayes was the practice manager creative services of Burntsand Inc., a public technology service company which trades on the Toronto Stock Exchange under the symbol BRT.  From 1996 to 1999, Ms. Hayes was self-employed as an investor relations consultant, and from 1992 to 1996, she was the vice president, operations of Vicom Multimedia, a public company at that time, which provided custom video and multimedia solutions, as well as building products for resale across North America.  Ms. Hayes is also a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

Dr. Shane Ebert has been a Director of the Company since January 26, 2004.  Dr. Ebert is a self-employed professional geologist. Dr. Ebert was a consulting geologist and research associate at the Mineral Deposit Research Unit of the University of British Columbia from 1999 to 2005.  He is also the president of Hot Spring Gold Corporation, a private company, and from 1996 to the present, Dr. Ebert has been a consulting geologist.  Dr. Ebert is a Director of Manson Creek Resources Ltd., a public exploration Company which trades on the TSX Venture Exchange under the symbol MCK and Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

Mr. Alan Craven has been a Director of the Company since June 14, 2005.  He is Vice-President and General Manager of Associated Mining Consultants Ltd., and has been responsible for the technical, operational and commercial management of the company since 1981.  Mr. Craven is a professional engineer with over forty years technical management and consulting experience in the mining industry.  After graduating from University of Newcastle, with a degree in Chemical Engineering, he worked in British Coal for 15 years.  He was plant superintendent of two processing plants before moving into the design and planning of new major projects at national level.  Since moving to Canada in 1978, he has undertaken research studies, evaluations, qualification reports, technical audits, restructuring studies, feasibility studies and detailed project designs for mineral projects.  He has been retained by mining companies, legal and financial institutions and acted on behalf of insurance companies. Mr. Craven has undertaken assignments in over 25 countries in North and South America, Africa, Asia and Europe (including the former Soviet Republics).

Mr. Regan Chernish has been the Vice President Exploration of the Company since December 19, 2001.  Mr. Chernish is also a self-employed professional geologist.  From 1997 to 2001 Mr. Chernish was a project geologist for Diavik Diamond Mines Inc., a private diamond production company.  In 1997 he was employed as a geologist for Giant Gold Mine, a former public gold producer, and was a geologist for Covello Bryan and Associates, a private geological consulting company, from 1993 to 1997.  Mr. Chernish is President and a Director of Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK.

Ms. Barbara O’Neill has been the Secretary of the Company since August 31, 1998.  Ms. O’Neil also is the secretary of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI, Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK and Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

B.

COMPENSATION

The following tables summarize the cash compensation paid by the Company to each of the executive officers, or their affiliated companies, who were serving in those capacities at the end of the 2005 fiscal year, for all services rendered in all capacities to the Company and its subsidiaries and options granted to such persons during the year ended July 31, 2005.

                                                       Summary Compensation Table

Name	Annual Remuneration	Compensation Bonus	Long Term Compensation
James Devonshire	$59,724 (1)	-	-
Gregory H. Smith	-	-	-
Jean Pierre Jutras	$109,490 (1)	-	-
Lesley Hayes	-	-	-
Shane Ebert	$69,975 (2)	-	-
Alan Craven	-	-	-
Regan Chernish	$2,550 (1)	-	-
Barbara O’Neill	-	-	-

(1)

On the basis of regular hourly or per diem fees charged by the officer’s consulting companies for the officer’s geological and/or administrative services.

(2)

On the basis of per diem fees charged by the director for his geological services.

                                                        Summary Option and Warrant Table October 26, 2005

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
James Devonshire	275,000 Options 250,000 Options 275,000 Options 200,000 Options 10,000 Warrants 44,000 Warrants	$0.20 $0.35 $0.65 $1.50 $1.75 $1.75	January 29, 2009 July 22, 2007 Dec. 16, 2009 May 2, 2008 April 25, 2007 April 27, 2007
Jean Pierre Jutras	225,000 Options 700,000 Options 310,000 Options 325,000 Options 225,000 Options 200,000 Options 80,000 Warrants	$0.10 $0.10 $0.20 $0.35 $0.65 $1.50 $1.75	January 23, 2006 December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25,2007
Gregory Smith	150,000 Options 150,000 Options 150,000 Options 100,000 Warrants	$0.20 $0.35 $0.65 $1.75	January 29, 2009 July 22, 2007 December 16, 2009 April 25, 2007
Lesley Hayes	150,000 Options 150,000 Options 100,000 Options	$0.20 $0.35 $0.65	January 29, 2009 July 22, 2007 December 16, 2009

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
Shane Ebert	30,000 Options 240,000 Options 275,000 Options 225,000 Options 125,000 Options 12,000 Warrants	$0.10 $0.20 $0.35 $0.65 $1.50 $1.75	December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25, 2007
Alan Craven	200,000 Options	$1.00	July 20, 2010
Regan Chernish	67,000 Options 125,000 Options	$0.12 $0.20	January 29, 2007 January 29, 2009
Barbara O’Neill	125,000 Options 100,000 Options 100,000 Options 50,000 Options 40,800 Warrants	$0.20 $0.35 $0.65 $1.50 $1.75	January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25,2007

As of July 31, 2005 the Company does not have any plans or commitments to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

C.

BOARD PRACTICES

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the board of directors.

Non-executive directors are paid $300 per directors’ meeting if by telephone and $500 per directors’ meeting if attended in person.  All directors are granted options and warrants to purchase common stock of the Company from time to time as their compensation for service.  Directors who are not consultants do not serve under any written engagement arrangements.  Directors who are also consultants may have consultant agreements, which agreements from time to time provide severance and other benefits upon termination of employment separate from any statutory obligations of the place of employment.

The Company is required to have an audit committee which must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.  The board of directors of the Company, after each annual shareholders meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the audit committee were Messrs. Smith, Ebert and Ms. Hayes.

The audit committee must review the annual and interim financial statements of the Company before they are approved by the board of directors of the Company.  The board of directors of the Company must review, and if considered appropriate, approve the annual and interim financial statements of the Company before presentation to the shareholders of the Company.  The audit committee has a formal charter under which it operates.

The Company does not currently have a remuneration/compensation committee but plans to adopt one in the near future.

To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any directors or officers of the Company.

D.

EMPLOYEES

As of June 2005, the Company has one employee. During the fiscal years 2004, 2003 and 2002 the Company did not have any full time employees.  The officers and directors have and will continue to provide services to the Company on “as-needed” basis.  Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of four independent contractors during fiscal year 2005 and four during fiscal 2004.

E.

SHARE OWNERSHIP

The following table sets forth certain information as at October 26, 2005 with respect to the share ownership of the officers and directors of the Company.  The table does not assume that any of the options and warrants previously discussed will be exercised even if eligible for exercise.  Therefore, the percentage ownership is based solely on the number of shares of common stock outstanding at the above date, which is 89,274,199.  Each common share is entitled to one vote, and there are no special or differentiating voting rights for the shares listed below.

Name	Number of Common Shares	Percent of Class
James Devonshire	2,351,000	2.6%
Gregory H. Smith	1,633,000	1.8%
Jean Pierre Jutras	2,342,000	2.6%
Lesley Hayes	400,000.4%
Shane Ebert	1,069,000	1.2%
Alan Craven	206,000.2%
Regan Chernish	193,200.2%
Barbara O’Neill	560,100.6%

Employee/Officers Stock Options

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations each year must implement and approve a stock option plan. In accordance with this policy, the Company adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the shareholders at the annual and special meeting held on December 18, 2002.  The 2002 plan received the yearly shareholder approval for 2004 at the annual and special meeting held on December 16, 2004.  The plan authorizes the board of directors to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the plan, the aggregate number of common shares issuable upon exercise of options granted may not exceed 10% of the total number of outstanding shares of the Company at the time the options are granted.  Further, the aggregate number of shares issuable upon the exercise of the options granted to any one individual may not exceed 5% of the total number of outstanding shares of the Company. Options issued pursuant to the plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed. The period during which an option may be exercised shall be determined by the board of directors at the time the option is granted, subject to any vesting limitations which may be imposed by the board of directors at the time the option is granted, provided no option shall be exercisable for a period exceeding five years from the date the option is granted unless specifically provided by the board of directors of the Company.  No option may be exercisable for a period exceeding ten years from the date the option is granted.

The options granted under the plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations civilities.  In the event of the death or permanent disability of a holder, any previously granted vested options shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

Pursuant to the 2002 plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at October 26, 2005, (exclusive of directors’ and officers’ options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiration Date
225,000	$0.10	January 23, 2006
730,000	$0.10	December 15, 2008
68,200	$0.12	January 29, 2007
1,450,000	$0.20	January 29, 2009
1,450,000	$0.35	July 22, 2007
1,300,000	$0.65	December 16, 2009
600,000	$1.50	May 2, 2008
200,000	$1.00	July 20, 2010
200,000	$1.18	June 13, 2010
70,000	$1.54	February 7, 2010

ITEM 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To the best knowledge of management, as at October 26, 2005, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Company which have the right to vote in all circumstances, except as follows:

Shareholder	Number of Common Shares	% interest (1)
CDG Investments Inc. (2)	14,556,952	16.2%

 (1)

Where persons listed on this table have the right to obtain additional shares of common stock within 60 days from October 26, 2005, through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 89,274,199 shares of common stock outstanding as of October 26, 2005.

 (2)

CDG Investments Inc. (“CDG”) is a public company and its shares are listed and posted for trading on the OTCBB (CDGEF) and on the CNQ (CDGI).  Mr. James Devonshire is the President, Chief Executive Officer and a Director of CDG.  Mr. Devonshire currently has the ability to vote the 14,556,952 common shares of Tyler held by CDG, subject to CDG’s Board of  Director’s discretion.

As of October 26, 2005, according to records of the Company’s transfer agent, the Company had 217 registered holders of its common shares, 12 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at October 26, 2005 were 5,302,388 common shares, representing 5.9% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders.

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

The following significant changes occurred in the percentage share ownership of the major shareholders during the past three years.  On July 31, 2003, CDG Investments Inc. held 2.3% of the issued and outstanding common shares of the Company.  This percentage amount was increased in January 2004 when the Company issued 13,336,000 common shares to CDG in exchange for its interest in the Bahuerachi, Mexico prospect.  As of October 26, 2005, CDG holds 16.2% of the issued and outstanding common shares.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended July 31, 2005, 2004 and 2003, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

For purposes of this section, an “associate” is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  “Significant influence” over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders (including the Company) beneficially owning a 10% interest in the voting power of a company are presumed to have a significant influence on the company.  This section also includes transactions between the Company and any enterprises that has a member of key management in common with the Company.

All related party transactions and loans, in accordance with the preceding discussion, during the last three fiscal years are as follows:

1.

The purchase of the Company’s additional Bahuerachi prospect interests from CDG Investments Inc., a company related by virtue of certain common officers and directors.  Mr. Devonshire, Mr. Smith and Ms. O’Neill, who are officers and/or directors of the Company, are also officers and/or directors of CDG.

2.

The Company subleases office space from Manson Creek Resources Ltd, a company related by virtue of certain officers and directors.  Mr. Devonshire, Mr. Jutras, Mr. Chernish and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of Manson.  The annual base lease charge was increased to $19,440 until December 31, 2006.  The Company is responsible for its share of lease operating costs which vary from year-to-year but aggregated approximately $18,000 in fiscal 2005.

3.

During the year ended July 31, 2005, the Company closed a non-brokered private placement for $9,888,000 through the issuance of 7,910,400 Units. The Units were issued at $1.25 per Unit with each Unit consisting of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each whole Warrant entitles the holder thereof to acquire, subject to adjustment, one Common Share at a price of $1.75 per share on or before 4:30 p.m. (Calgary time) on the earlier of the date that is (i ) 2 years from the date of issuance of the Warrant; and (ii) thirty (30) days from the date that the Company issues an Early Exercise Notice which shall be issuable  at any time from and after six months from the Closing Date, after the trading price of the Common Shares on the Exchange has exceeded $2.50 for a period of thirty (30) consecutive trading days. An aggregate 920,800 of the Units were issued to directors, officers and control persons of the Company.  Total finders fees in the gross amount of $115,500 were paid on the placement to long armed individuals.

4.

During the year ended July 31, 2004, the Company closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000.  Each Unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant will entitled the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004.  Mr. Jutras, a director and officer, purchased 100,000 Units, Mr. Ebert, a director, purchased 83,333 Units, and Ms. O’Neill, an officer, purchased 30,000 Units in this private placement.   All the warrants were exercised prior to December 2004.

5.

During the year ended July 31, 2004, the Company closed a brokered financing of 13,003,000 Units for gross proceeds of $3,250,750.  Each Unit was sold at $0.25 per Unit and consisted of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable into one common share until September 16, 2005 upon payment by the holder of $0.35 per common share.  All of the securities issued pursuant to the private placement will be subject to a 4-month hold period in accordance with applicable securities laws. Mr. Jutras, a director and officer, purchased 12,500 Units, Mr. Devonshire, a director and officer, purchased 250,000 Units and Mr. Smith, a director and officer, purchased 200,000 Units.  The Units purchased by Mr. Devonshire and Mr. Smith were through companies over which the individual exercises control.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.  The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  Prior to September 16, 2005, all the warrants were exercised except 2,500 Agent’s Warrants which then expired.

6.

During fiscal 2003, the Company borrowed $24,991 from CDG Investments Inc., a company related by virtue of certain common officers and directors, and one which subsequent to year-end acquired a significant interest in the Company.  Mr. Devonshire, Mr. Smith and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of CDG.  Further the Company borrowed $42,074 from companies controlled by Mr. Devonshire and Mr. Jutras, officers and directors of the Company in fiscal 2003 and $10,000 from a Company controlled by Mr. Devonshire in fiscal 2004.  The interest rates on the advances were 10% per annum on the advances aggregating $13,580 and 12% per annum on advances aggregating $63,485.  The advances, along with accrued interest, were repaid in full in fiscal 2004.

7.

The Company paid a company controlled by Mr. Jutras, the President, COO and a director, for his consulting services during the years noted at a per diem rate of $400 to December 31, 2003 and $475 per diem thereafter.  The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $109,000 in 2005, $99,000 in 2004 and $47,000 in 2003.

8.

The Company paid a company controlled by Mr. Chernish, the Vice-President Exploration, for his consulting services during the years noted at a daily rate of $350 until January 31, 2004 and $425 per diem thereafter.  The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $3,000 in 2005, $39,000 in 2004 and $15,000 in 2003.

9.

The Company paid a company controlled by Mr. Ebert, a director, for his consulting services during the year noted at a daily rate of $450.  The amount paid in the past three fiscal years, rounded to the nearest $1,000, was $70,000 in 2005 and $27,000 in 2004.

10.

The Company paid another company controlled by Mr. Devonshire, the Chairman, CEO and a director, for his consulting services during the years noted at an hourly rate of $105.  Total amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $60,000 in 2005, $54,000 in 2004 and $15,000 in 2003.

11.

CDG Investments Inc., a company related by virtue of certain common officers and directors employs three individuals whose services are also used by the Company and other related companies.  Further CDG pays certain administrative costs applicable to related companies.  CDG then bills the related companies for their share of the salaries and administrative costs including a 10% mark-up to compensate for the administrative costs associated with rebilling.  The amounts charged to the Company in the past three fiscal years, rounded to nearest $1,000, were as follows: $51,000 in 2005, $34,000 in 2004 and $19,000 in 2003.

12.

During the three preceding fiscal years the Company, as operator of the Baheurachi Joint Venture, charged CDG for its share of joint venture mineral property expenditures.  CDG is related by virtue of certain common officers and directors (James Devonshire, Gregory Smith and Barbara O’Neill).  A 10% overhead fee is added to certain of the amounts billed, a practice that is common in the industry, the rate of which is the same as most non-related joint ventures in which the Company has participated.  The amounts charged in the preceding three fiscal years, including the related overhead fees, rounded to the nearest $1,000, were as follows:   $NIL in 2005,  $96,000 in 2004 and $53,000 in 2003.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above.

The following table identifies, as of October 26, 2005, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
James Devonshire	CDG Investments Inc. Manson Creek Resource Inc. Tyler Resources Inc. Northern Abitibi Mining Corp.	President Director Director Director CEO/Chairman Director President Director	Sept 2000 – Present March 1990 – Present August 2000 – Present March 1997 – Present December 2001- Present December 2000 – Present Sept. 2000 – Present January 2000 – Present
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp.	Director CFO Director Director CFO	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present
Lesley Hayes	Tyler Resources Inc. Northern Abitibi Mining Corp.	Director Director	February 1997 - Present December 1996 – Present
Shane Ebert	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	Director Director Director	January 2004 - Present March 2001 - Present March 2003 - Present

Name of Director	Name of Company	Position	Term of Service
Jean Pierre Jutras	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	President/COO Director Director/VP Director	December 2001 – Present December 2001 – Present October 2000 – Present October 2000 - Present
Alan Craven	Tyler Resources Inc.	Director	June 14, 2005 - Present

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8:

FINANCIAL INFORMATION

The financial statements are attached to and form part of this Annual Report. See Item 17.  No significant change has occurred since the date of the annual financial statements included herein unless disclosed elsewhere in this document.

Legal Proceedings

During the year ended July 31, 2004, pursuant to an arbitration hearing regarding certain disputed Carat joint venture costs, the joint venture partner was directed to pay $261,572 to the Company as reimbursement of over-expenditures plus accrued interest of $11,654.   A cheque in the amount of $273,226 was issued to the Company on November 3, 2003.  In addition, the joint venture partner was directed to pay the Company’s reasonable costs incurred, including legal costs that pertained to the arbitration.    The Company received $284,675 for these awarded costs.  The legal and other costs associated with the Carat arbitration have been capitalized to the Carat property.  The awards reduced Carat exploration costs in the Company’s fiscal 2004 financial statements.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

ITEM 9:

 OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

1.-3.

Not applicable

4.

See Item 9. C. Markets for price history.

5.

Capital Stock

Authorized

            (i)        an unlimited number of common voting shares, no par value

            (ii)       an unlimited number of preferred shares, no par value

Issued

- 86,698,929 common shares

6.

Not applicable

7.

Not applicable

B.

PLAN OF DISTRIBUTION

Not applicable

C.

MARKETS

Since August 2000, the Company’s common shares have been traded under the symbol TYS on the TSX Venture Exchange.  Prior to August 2000 the common shares were traded on the Toronto Stock Exchange under the symbol TYS.  Listed below in the three tables are (i) the range of the high and low market prices of the common shares for the last five full fiscal years, (ii) the high and low market prices for each full fiscal quarter during the last two years, and (iii) the most recent six months high and low market prices for each month.  All price amounts are expressed in Canadian dollars.

Year ended July 31,	2005	2004	2003	2002	2001
High	$2.18	$0.39	$0.07	$0.17	$0.24
Low	$0.19	$0.035	$0.03	$0.06	$0.03

Quarter Ended	Low	High
Fiscal 2005
July 31, 2005	$0.80	$1.63
April 30, 2005	$1.33	$1.93
January 31, 2005	$0.33	$2.18
October 31, 2004	$0.19	$0.44
Fiscal 2004
July 31, 2004 April 30, 2004	$0.17 $0.20	$0.36 $0.39
January 31, 2004	$0.06	$0.21
October 31, 2003	$0.035	$0.07
Fiscal 2003
July 31, 2003	$0.025	$0.05
April 30, 2003	$0.03	$0.08

Month Ended	Low	High
April, 2005	$1.33	$1.85
May, 2005	$0.95	$1.63
June, 2005	$0.96	$1.45
July, 2005	$0.80	$1.07
August, 2005	$0.97	$1.25
September, 2005	$0.97	$1.53

B.

SELLING SHAREHOLDERS

Not applicable.

C.

DILUTION

Not applicable.

D.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Capital Stock

Authorized

            (i)        an unlimited number of common voting shares, no par value

            (ii)       an unlimited number of preferred shares, no par value

Issued

86,698,929 common shares.

The following summarizes capital stock transactions for the years ended July 31, 2005 and July 31, 2004:

	Number of Shares	Amount
Balance July 31, 2003	38,294,939	$ 9,050,246
Private Placement December 2003	2,500,000	146,500
Warrants Exercised	1,020,000	102,000
Issued for Property	13,336,000	800,000
Options Exercised	277,500	30,700
Private Placement March 2004	13,003,000	2,921,796
Balance July 31, 2004	68,431,439	$13,051,242
Private Placement April 2005	7,910,400	6,123,294
Options Exercised	3,137,740	538,950
Exercise of Warrants	7,219,350	1,906,773
Balance July 31, 2005	86,698,929	21,620,259

B.

INCORPORATION, ARTICLES OF AMENDMENT AND BY-LAWS

1.

Company’s Objects and Purposes

The Company, Tyler Resources Inc., was incorporated on August 5, 1980, under the name “Capoose Mining Incorporated” by registration of its Memorandum and Articles under the Company Act of British Columbia.  The Company subsequently changed its name on December 19, 1981 to “Capoose Minerals Incorporated” and then on July 10, 1986 to “Tyler Resources Inc.” and consolidated its share capital on the basis of two old shares for one new share.  On April 6, 1995, the Company was continued under the Business Corporations Act of Alberta and assigned corporate access number 206453185.  The Company prepares and makes its own corporate registry filings with Alberta Registrar of Companies.

2.

Directors

According to the Company’s By-Laws, except as required by the Business Corporations Act of Alberta (the “Act”), no director is obliged to make any declaration or disclosure of interest or refrain from voting.  As a matter of practice, the Company’s directors do make this type of disclosure.

In the absence of an independent quorum, the directors are permitted to vote compensation to themselves or any members of their body.  The Articles of Association, as amended, and by-laws both state that, the directors will be paid remuneration for their services to the Company as the board from time to time determines.  There is no specification regarding an “independent quorum” although a quorum is required for any meeting.

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

The Articles of Association, as amended, authorize the directors, between annual general meetings, to appoint one or more additional directors of the Company to serve until the next annual general meeting, given the number of directors added does not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting.

3.

Rights, Preferences, Restrictions of Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value in accordance with Articles of Association, as amended, dated December 1995.  No other class of equity security is authorized.  All of the following pertains to common shares:

(a)

Dividend Rights.  Subject to the rights of persons, if any, entitled to capital shares with special rights as to dividends, all dividends declared shall be paid to the shareholders in proportion to the number of shares held by them.  All dividends unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

(b)

Voting Rights.  On a show of hands every member personally present and every duly appointed proxy or representative of a member attending the meeting shall have one vote for each share of which he is the holder, proxy or representative.

At the first annual general meeting and at every succeeding annual general meeting all of the directors however appointed or elected shall retire from office.  A retiring director shall retain office until the dissolution of the meeting at which his successor is elected.  A retiring director shall be eligible for re-election.  Directors are elected by a plurality.

(c)

Rights to Share in the Company’s Profits.  There are no rights assigned pursuant to the Company’s Articles of Association, as amended, or By-Laws that are in addition to those assigned by the Act.

(d)

Rights to Share in Surplus.  There are no rights assigned pursuant to the Company’s Articles of Association, as amended, or By-Laws that are in addition to those assigned by the Act.

(e)

Redemption Provisions.  There are no redemption provisions in the Articles of Association, as amended, or By-Laws.

(f)

Sinking Fund Provisions.  There are no sinking fund provisions in the Articles of Association, as amended, or By-Laws.

(g)

Further Capital.  There are no provisions for liability to further capital calls in the Articles of Association, as amended, or By-Laws.

(h)

No Discrimination for Significant Shareholders.  There are no provisions discriminating against any existing or prospective holder of common shares as a result of the shareholder owning a substantial number of shares.

In order to change the rights of the holders of capital stock, the Company would have to create another class of shares and have the holders exchange their shares for those of the other class.  The Company, is, however, only authorized to issue common shares at this time.  Conditions to change are not more significant than is required by law.  If the Company wishes to amend the Articles of Association currently in effect, it must receive shareholder approval, and then it must file the amendment with Alberta Corporate Registry.

4.

Meeting of Shareholders

In accordance with the Act, the directors of a company must call an annual meeting of shareholders to be held not later than fifteen months after holding the last annual meeting and may, at any time, call a special meeting of shareholders.  Notice of the time and place of the meeting shall be communicated to shareholders of record entitled to vote, directors and auditors not less than 21 days and not more than 50 days before the meeting.

A notice of record date advising of the Company’s annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date.  The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date.  A quorum for the transaction of business at a general meeting is one shareholder present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company’s shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote per common share.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, will be entered to that effect in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the matter.

No business shall be transacted at a general meeting unless the quorum requisite shall be present at the commencement of the meeting.  The Company does not limit who may attend its annual meetings to shareholders, directors and auditors.

5.

Ownership of Shares:  Investment Canada Act

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

The notification procedure involves a brief statement of information about the investment of a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity. If an investment is reviewable under the Investment Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the minister responsible for Investment Canada is satisfied that the investment is likely to be of benefit to Canada.  If the minister is not satisfied that the investment is likely to be of benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

(e)

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities,  the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(f)

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers audio or video music recordings, or music in print or machine-readable form.

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

Except for the Company’s quorum requirement discussed above, there are no significant differences that management is aware of, in the law applicable to the Company in the areas outlined above in Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to one-third of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.

C.

MATERIAL CONTRACTS

The following are material contracts relating to the business of the Company entered into during the last two years:

1.

Acquisition of the Bahuerachi prospect.

2.

Sublease agreement with Manson Creek dated October 26, 2001 and Amending Letter Agreements dated July 1, 2004, June 1, 2005 and October 1, 2005.

3.

Consulting Contract with Mr. Jutras’ company, 635280 Alberta Ltd., dated January 1, 2004. The agreement specifies that 635280 shall be remunerated at $475 per day for services that have been provided by Mr. Jutras as a Consultant of the Company.  (Prior thereto, a contract was in place for remuneration of $400 per diem).

4.

Consulting Contract with Mr. Devonshire’s company, Kingslea Financial Corp., dated Jan 1, 2002.  The agreement specifies that Kingslea shall be remunerated at an hourly rate of $105 for services that have been provided by Mr. Devonshire.

5.

Consulting Contract with Mr. Chernish’s company, 916165 Alberta Ltd., dated January 1, 2004.  The agreement specifies that 916165 shall be remunerated at $425 per day for services that have been provided by Mr. Chernish as a Consultant of the Company.

6.

Consulting Contract with Mr. Ebert dated January 1, 2005.  The agreement specifies that Mr. Ebert shall be remunerated at $450 per day for services that have been provided by Mr. Ebert.

7.

Service contract with Resource Geosciences de Mexico S.A. de C.V. (“RGM”).  The agreement specifies that RGM shall provide geological consulting and logistical support services for the Company in Mexico in connection with the Bahuerachi exploration program.

8.

Employment Contract with Ms. Munro dated June 13, 2005.  The agreement specifies that Ms. Munro shall be remunerated at $6,250 per month for services that have been provided by Ms. Munro.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.  For purposes of the ITA, the Company is listed on a prescribed stock exchange.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm’s length; or

(c)

the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Engineer Report

H.

DOCUMENTS ON DISPLAY

Any documents referred to herein may be examined at the Company’s offices at 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, Canada.

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

ITEM 14:

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to the constituent instruments defining the rights of the holders of the common shares.  The rights evidenced by the common shares have not been materially modified or qualified by the issuance or modification of any other class of securities or debt.

ITEM 15:

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, under the supervision and with the participation of Mr. Devonshire, the Chief Executive Officer, and Mr. Jutras, Chief Operating Officer, the Company conducted an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“1934 Act”). Based on this evaluation, the Chief Executive Officer and Chief Operating Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in the Company reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and regulations of the Securities and Exchange Commission.

There was no change in the Company’s internal control over financial reporting during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16:

RESERVED

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Gregory Smith, CA, Chairman of the audit committee is the Company’s audit committee financial expert.  This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.  Mr. Smith is independent as that term is used in SEC regulations or the rules of a United States national securities exchange or national securities association.  The other members of the audit committee are Mr. Ebert and Ms. Hayes, both of whom are independent directors of the Company.

ITEM 16B:

CODE OF ETHICS

The Company has not yet adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The board of directors has evaluated the business operations of the Company and the number of employees and their engagement in Company operations.  Based on these factors and the scrutiny offered by the TSXV and corporate law, the general rules of fiduciary duty and various other laws, the Company believes there are adequate ethical standards applicable to the officers, employees and consultants of the Company.   However, the board of directors plans to adopt a formal code in the near future.

ITEM 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In each of fiscal years 2005 and 2004, for the aggregate professional services rendered by the principal accounting firm for the audit of its annual financial statements and review of financial statements and other statutory and regulatory filings, the Company paid the sum of $27,000 and $6,300, respectively.

Audit Related Fees

In each of the fiscal years 2005 and 2004, the Company paid no amounts in respect of audit related fees.

Tax Fees

In each of the fiscal years 2005 and 2004, the Company paid $Nil and $Nil, respectively, for tax compliance, tax advice and related professional services rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other non-audit services in fiscal years 2005 and 2004.

Board Approval

The services rendered by the Company’s principal accounting firm were approved by the audit committee.  Approval was based on an evaluation of past services and the need for these services in the current period, comparative analysis of rates and availability of service staff and management’s recommendation.  Each service was specifically evaluated before an engagement was undertaken.

ITEM 16D:

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:

FINANCIAL STATEMENTS

See the Financial Statements for the years ended July 31, 2005 and July 31, 2004 listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with generally accepted accounting principles in Canada and are expressed in Canadian dollars.  Such financial statements contain a discussion of the material variations in the accounting principles, practices and methods used in preparing the financial statements from the principles, practices and methods generally accepted in the United States.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item 3: Key Information – A. Selected Financial Data - Exchange Rates.”

ITEM 18:

FINANCIAL STATEMENTS

Not applicable - see Item 17 "Financial Statements" above.

Item 19:

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements

Balance Sheets of the Company for the years ended July 31, 2005 and 2004, and Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended July 31, 2005.

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

                                    13.1

Certification of Jean Pierre Jutras pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    13.2

Certification of James Devonshire pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing the Amendment to its original filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 26th day of October, 2005.

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

(b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

(c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: October 26, 2005

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

(b)  designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

(c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: October 26, 2005

 /s/ James Devonshire

Name:

James Devonshire

Title:

Chief Executive Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 10-20-F for the financial year ended July 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

October 26, 2005

 /s/ Jean Pierre Jutras

By:  Jean Pierre Jutras

Chief Operating Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 10-20-F for the financial year ended July 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

October 26, 2005

 /s/ James Devonshire

By:  James Devonshire

Chief Executive Officer