Form 20-F
period 2006-07-31
TYLER RESOURCES INC /FI
filed 2006-11-28
CIK 930164

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………..

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

90,384,199 common shares as at July 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes               No        X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes               No        X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer              Accelerated filer    X        Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  X       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes               No        X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes               No

PART I

Glossary of Terms

In addition to the terms defined elsewhere in this 2006 Annual Report, certain terms used in the annual report are defined below:

“Affiliate”	One who, directly or indirectly, either controls, is controlled by or is under common control with, the specified person or entity.
“CDG”	CDG Investments Inc.
“Company”	Tyler Resources Inc. and all direct and indirect subsidiaries
“deposit”

A mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation.  Such deposit does not qualify as a commercially mineable (or viable) ore body until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a reserve.

“diamond drill”	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
“dyke”

A tabular intrusion, meaning it is sheet or slab-like, and which cuts across or through the host rocks.  Dykes vary from a few centimetres to many tens of meters in thickness and may extend several kilometres.

“ejido”	An association of individuals who communally own and manage surface rights to the rural lands surrounding their village.
“exploration concession”	A right granted by a governmental entity to explore a prescribed area for minerals for a specified period.
“exploitation concession”	A right granted by a governmental entity to exploit or develop a prescribed area for a specified period.
“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass.  In gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“g/T”	Grams per metric tonne.
“indicated mineral resource1”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource1”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“m”	Metres
“mineralization”	A natural aggregate of one or more valuable minerals.
“net profit interest”, or “NPI”

A specified percentage of the entire proceeds received from a mine’s production less capital costs, labour and materials for the mining and treating of ore.  Costs also usually include transportation to the point of sale, geological, assaying and local overhead expenses.

“operator”	The party in a joint venture that carries out the operations of the joint venture, subject at all times to the direction and control of the management committee.
“ore”	A natural aggregate of one or more minerals which may be mined and sold at a profit.
“ounces”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces of 28.4 grams.
“porphyry”	A common igneous rock type that contains relatively large crystals in a fine-grained ground mass.
“ppm”	Parts per million.
“QA/QC”	Quality assurance/quality control.
“Recursos Tyler”	Recursos Tyler S.A. de C.V., a Mexican corporation which is a wholly owned subsidiary of the Company.
“reverse circulation drill” or “RC”	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.
“scoping study”	Provide a range of economic and technical parameters required in order to reach a decision with regards to feasibility studies.
“skarn”	An accumulation of sulphides and alteration minerals occurring in limestone and may be associated to an intrusive igneous rock.
“ton”	Short ton (2,000 lb.).
“tonne”	Metric tonne (2,204.6 lb. or 1,000 kg.)
“tonnage” and “grade”

The quantity of mineralization and the amount of contained gold and silver (or other products) contained in such mineralization and include estimates for mining dilution but not for other processing losses.

“TSXV”	The TSX Venture Exchange

1 Please refer to “Use of Mineral Reserve and Resource Terminology on page 4 of this document.

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

NOTE OF CAUTION REGARDING FORWARD-LOOKING INFORMATION.

This report contains forward-looking statements concerning the Company’s plans for its projects, claims, mineralization and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the prospect is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral resource can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from those reflected in the forward-looking statements, including, without limitation:

•

risks related to price fluctuations;

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of occurring mineralization;

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

•

political and regulatory risks associated with exploration; and

•

other risks and uncertainties related to the Company and its business strategy.

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

Use of Mineral Reserve and Resource Terminology

The Company is incorporated under the Business Corporations Act (Alberta) in Canada. The mineral resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources

This document uses the term "indicated mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

ITEM 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

The directors of the Company are:

Theodore Renner, B.S.C., Mech. Eng., M.B.A.

Gregory Smith, C.A.

Jean Pierre Jutras, P.Geol.

Dr. Shane Ebert, Ph.D., P.Geo.

Lesley Hayes

Alan Craven, P.Eng.

The senior management of the Company are:

Jean Pierre Jutras, P.Geol.

-

President and CEO

Shane Ebert, P.Geol.

-

Vice-President Exploration

Jennifer Munro, C.A.

-

Chief Financial Officer

Barbara O’Neill

-

Secretary

B.

ADVISERS:

The legal advisors and banking information is as follows:

Legal Counsel:

Graubard Miller

405 Lexington Avenue, 19th Floor

New York, NY 10174-1901

TingleMerritt LLP

1250 Standard Life Building

639-5th Avenue S.W.

Calgary, Alberta, T2P 0M9

Bank:

HSBC Bank of Canada

407-8th Avenue S.W.

Calgary, Alberta, T2P 1E5

TD Canada Trust

902-8th Avenue S.W.

Calgary, Alberta, T2P 1H8

C.

AUDITORS:

The Auditors of the Company from May 20, 2005 to date are:

PricewaterhouseCoopers LLP

Suite 3100, 111-5th Avenue SW

Calgary, Alberta, T2P 5L3

The Auditors of the Company, prior to May 20, 2005 were:

Grant Thornton, LLP

Suite 1000, 112-4th Avenue SW

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

YEARS ENDED JULY 31

(In $000’S Cdn except for “per/share” and “number of shares” information)

	2006	2005	2004	2003	2002
Operating Summary
Revenue (Canadian and US GAAP)
Interest	$226	$ 75	$ 25	$ 5	$ 5
Overhead recoveries	(18)	-	9	6	16
Income (loss) continuing operations
Canadian GAAP	(2,664)	(1,632)	(1,145)	(134)	(1,582)
US GAAP	(9,098)	(5,797)	(1,960)	(464)	(999)
Net income (loss)
Canadian GAAP	(2,664)	(1,632)	(1,145)	(134)	(1,582)
United States GAAP	(9,098)	(5,797)	(1,960)	(464)	(999)
Financial Status
Total assets
Canadian GAAP	20,015	20,255	8,139	4,960	4,737
United States GAAP	3,728	10,411	2,443	64	133
Working capital (deficiency) (a)
Canadian	2,694	9,983	2,317	(267)	48
United States	2,694	9,983	2,317	(261)	61
Long term liabilities
Canadian GAAP	-	-	-	-	-
United States GAAP	-	-	-	-	-
Shareholder’s equity (net assets)
Canadian GAAP	19,011	19,936	8,091	4,642	4,672
United States GAAP	2,724	10,091	2,394	(255)	67
Capital Stock
- amount Canadian GAAP	23,110	21,620	13,051	9,050	8,946
- amount US GAAP	23,097	21,607	13,038	9,037	8,933
- number	90,384,199	86,698,929	68,431,439	38,294,939	36,219,939
Dividends per share	-	-	-	-	-
Net earnings (loss) per common share:
Canadian GAAP
Basic and diluted	(0.03)	(0.02)	(0.02)	(0.00)	(0.05)
United States GAAP
Basic and diluted	(0.10)	(0.08)	(0.04)	(0.01)	(0.03)
Comprehensive Loss – US GAAP	(9,106)	(5,780)	(1,945)	(426)	(917)
Net earnings (loss) per common share – continuing operations
Canadian GAAP-Basic and Diluted	(0.03)	(0.02)	(0.02)	(0.00)	(0.05)
United States GAAP Basic and diluted	(0.10)	(0.08)	(0.04)	(0.01)	(0.03)

(a) This is a non-GAAP measure which is calculated as current assets less current liabilities.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  The exchange rate for Canadian dollars expressed in United States dollars at November 17, 2006, the exchange rate was $0.87.

The high and low exchange rates for each month during the previous six months were as follows:

Month	High	Low
October, 2006	$0.90	$0.88
September, 2006	$0.90	$0.89
August, 2006	$0.90	$0.88
July, 2006	$0.90	$0.88
June, 2006	$0.91	$0.89
May, 2006	$0.91	$0.89

The average exchange rates for the five most recent financial years were as follows:

Years Ended July 31:	2006	2005	2004	2003	2002
Average rate	$0.87	$0.81	$0.75	$0.67	$0.64

B.

CAPITALIZATION AND INDEBTEDNESS

		July 31,	July 31,
	Authorized	2006	2005

Debt		$ -	$ -

Share Capital
Common shares amount		$ 23,109,538	$ 21,620,259
Common shares number	unlimited number	90,384,199	86,698,929

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

Mineral Reserves and Resources Estimates.

The definitions of indicated and inferred mineral resources are set forth in Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects. A reader in the United States should be aware that the definition standards identified in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7. The figures presented for mineral resources herein are only estimates. The estimating of mineral resources is a subjective process and the accuracy of resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any resource estimate and the actual deposits encountered.

The Company has arrangements with other entities on which it is dependant for exploration, which if they do not fulfill their commitments, will result in either a loss of the prospect or a loss of a business opportunity.

The Company has entered into arrangements and has interest dispositions with other entities.  Consequently, the Company is dependant on others for exploration of the prospects to which it has partial exploitation rights.  If these entities do not fulfill their obligations to the Company or do not perform the activities expected, the Company will suffer a direct loss or a loss of an opportunity.

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

The Company is dependent on its Chief Executive Officer (“CEO”)/President and Vice-President of Exploration. The Company has a written employment contract with the CEO/President that requires 60 days advance notice of resignation and a written consulting contract with the Vice-President of Exploration which requires 30 days notice of resignation.  The Company does not have any key man insurance with respect to the CEO/President or Vice-President of Exploration.  If the services of the CEO/President and Vice-President of Exploration were unavailable to it, the Company may be adversely affected.

Our By-laws indemnify our officers and directors against all costs, charges and expenses incurred by them.

The Company’s By-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any other loss, damage or expense incurred by the Company which shall happen in the execution of the duties of such officers or directors, as do indemnification agreements between us and our directors. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and our shareholders.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if we issue incentive stock options to our employees, directors, officers and consultants.

The Company is currently without a proven and reliable source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. We have also granted, and in the future may grant, to directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options have been and may in future be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange, when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that the Company is required to issue additional shares or decide to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at November 17, 2006 there are also outstanding common share purchase warrants and options exercisable into common shares which, if exercised, would cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

The Company has a history of net losses and there is no assurance that we can reach profitability in the future.

The Company has a history of losses and there is no assurance that it can reach profitability in the future. The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand exploration on its principal exploration property.

The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, it might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and we may obtain financing through means other than the proposed Convertible Debenture financing disclosed in Item 4.A.3.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. The Company was incorporated under the Company Act (British Columbia) and continued under the Business Corporations Act (Alberta). All of our directors and officers are residents of countries other than the United States and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

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

The Company is located at Suite 500, 926-5th Avenue, S.W. Calgary, Alberta, Canada, T2P ON7 and its phone number is 403-269-6753.

1.

Subsequent to July 31, 2006 – Weedy Lake Property Sold

In August 2006, the Company sold its 50.1% interest in the Weedy Lake property in Saskatchewan to Golden Band Resources Inc.  Total consideration for the sale of Tyler’s interest consisted of $1,000,000 CDN, as well as 500,000 common share purchase warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008. The warrants received on the sale were valued using the Black-Scholes Option Pricing Model to be $87,000.  The disposition is part of the Company’s continuing commitment to streamline the Company and focus on its ongoing, active exploration program in Mexico.

2.

Subsequent to July 31, 2006 – Independent Resource Report

In September 2006, the Company reported the results of an initial NI 43-101 compliant independent resource estimate confirming the discovery of a significant mineral deposit within the main zone at Bahuerachi for work conducted to July 15, 2006.  A significant portion of the material was classified as an Indicated Resource.  A full Independent Technical Report on the Mineral Resource Estimate will be filed on Sedar on November 17, 2006.

3.

Subsequent to July 31, 2006 – 10% Net Profits Purchase Bahuerachi Property

In October 2006, the Company purchased the 10% net profits interest and finalized all documents required to file its 100% interest in the Bahuerachi claim, thus terminating the commitment for future royalty obligations.

4.

During the year ended July 31, 2005, the Company had the following significant changes or important events:

The Company closed a non-brokered private placement for $9,888,000 through the issuance of 7,910,400 Units. The Units were issued at $1.25 per Unit with each Unit consisting of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each whole Warrant entitles the holder thereof to acquire, subject to adjustment, one Common Share at a price of $1.75 per share on or before 4:30 p.m. (Calgary time) on the earlier of the date that is (i ) 2 years from the date of issuance of the Warrant; and (ii) thirty (30) days from the date that the Company issues an Early Exercise Notice which shall be issuable  at any time from and after six months from the Closing Date, after the trading price of the Common Shares on the Exchange has exceeded $2.50 for a period of thirty (30) consecutive trading days. An aggregate 920,800 of the Units were issued to directors, officers and control persons of the Company.  Total finders fees in the gross amount of $115,500 were paid on the placement to arm’s length third parties.

5.

During the year ended July 31, 2004, the Company had the following significant changes or important events:

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

Option of the Carat Property, Northwest Territories

The Carat property, in which the Company has a 29.91%, is held in a joint venture with Diamondex Resources Ltd. (Diamondex).

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company had granted Majescor Resources Inc., (Majescor), an option to acquire its 29.91% interest, subject to a net profits interest retained by the Company of approximately 8%, in the Carat diamond exploration joint ventures respectively.  In order to purchase the interests, Majescor was required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000: 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment due in March 2006 comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

In March 2006, the Company was advised by Majescor that they had elected not to make the final payment to complete their option to purchase the Company’s interests in the property.  Accordingly, the interests that were optioned by Majescor reverted back to the Company.  The Company has no exploration budgeted for the Northwest Territories properties at this time and has therefore written off the property as part of Management’s continuing commitment to streamline the Company and focus its active and ongoing exploration program in Mexico.

6.

During the year ended July 31, 2002, the Company had the following significant changes or important events:

Weedy Lake Option Agreement

The Company had a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band could earn 50% of the company’s interest in the property, (25.05% of the total property interest).  In order to earn the interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden  Band would undertake a scoping study which would serve as the basis for negotiations on the acquisition of the Company’s remaining equity in the Golden Heart deposit by Golden

Band and that, in the meantime, the Company temporarily suspended the non-compliance provisions of the Weedy Lake option agreement.  Subsequent to year end, the Company sold Weedy Lake to Golden Band for $1 million CAD plus 500,000 warrants.  The sale price was used in assessing the carrying value of the property and a write-down was recognized for the year ended July 31, 2006.

B.

 BUSINESS OVERVIEW

The Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company’s primary property is the Bahuerachi property in Mexico.  The Company is an “exploration company” as its properties have not yet reached commercial production being at the advanced exploration stage. At this time all efforts planned by the Company are directed to increasing understanding of the characteristics and economics of the Bahuerachi mineralization.

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

Overview of Prospects

The principal exploration property in Mexico, Bahuerachi, is owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV.  Bahuerachi is located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s current efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property include copper, gold, zinc, molybdenum and silver.

In addition to the Mexican prospect, the Company holds a number of interests in prospects in Canada.  The first of these is a 30% and 33% interest in the Carat and Kelsey prospects in the Northwest Territories. The Company shares these interests with Diamondex Resources Ltd. which holds a 70% interest in the Carat prospect and a 67% interest in the Kelsey prospect.  The Company had granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% interest, subject to a net profits interest retained by the Company of approximately 8%, in the Carat diamond exploration joint venture.  In order to purchase the interest, Majescor was required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000: 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment due in March 2006 comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

In March 2006, the Company was advised by Majescor that they had elected not to make the final payment to complete their option to purchase the Company’s interest in the Carat and Kelsey properties.  Accordingly, both interests that were optioned by Majescor reverted back to the Company.  The Company has no exploration budgeted for the Northwest Territories properties at this time and has therefore written off the property as part of the Management’s continuing commitment to streamline the Company and focus its active and ongoing exploration program in Mexico.

The Company also held a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest in the property, (25.05% of the total property interest).  In order to earn the interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden  Band would undertake a scoping study which would serve as the basis for negotiations on the acquisition of the Company’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company temporarily suspended the non-compliance provisions of the Weedy Lake option agreement.  Subsequent to year end, the property interest was sold to Golden Band Resources Inc. (“Golden Band”) for $1 million CAD plus 500,000 warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008.  The warrants received on the sale were valued using the Black-Scholes Option Pricing Model for $87,000.  This selling price was used to determine the carrying value of the property as at July 31, 2006 and the difference between this price and the book value resulted in a write-down of $1,295,003.

Mineral Reserve and Resource

The Company is incorporated under the Business Corporations Act (Alberta) in Canada. The mineral resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

Property Description

The Property presently consists of six mining concessions totalling 6,488 ha as follows:

Concession	Title Number	Area (Ha)	Date Issued	Expiry	Type
Bahuerachi	T 211761	500	2000	July 2050	Exploitation
Bahuerachi Dos	T 215572	2482	2002	March 2052	Exploitation
Bahuerachi Tres	T 215511	30	2002	February 2008	Exploration
Bahuerachi Cuatro	T226593	1238	2006	February 2056	Exploitation
Bahuerachi Cinco	T 225440	1939	2005	September 2011	Exploration
Baherachi Seis	T226595	300	2006	February 2056	Exploitation

The prospect is under six contiguous concessions, which were issued in 2000, 2002, 2005 and 2006.  The majority of the prospect, 4,520 hectares, is under three exploitation type concessions, which expire in 2050, 2052 and 2056.  An additional 1,969 hectares are under exploration concessions which expire in February 2008 and September 2011; however, the concessions may be converted to exploitation permits.

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
16
45
40D

© 2001 Microsoft Corp. All rights reserved.

   Figure 2.1-General Location Map

Title

The Bahuerachi property was subject to an option agreement with a Mexican national, (the “Optionor”). At July 31, 2006 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest was convertible by the Company into a 10% net profits interest, which could be purchased by the Company for $700,000 US. In October 2006, the Company purchased the 10% net profits interest and finalized all documents required to file its 100% interest in the Bahuerachi 1 claim.  All other claims 100% owned.

Permits and Liabilities

Tyler maintains the necessary annual environmental reporting on the prospects, and the last inspection was conducted in July 2006.  Tyler has the necessary permits for its current program of drilling.  The Company is responsible for the maintenance in good standing of the prospects under the agreement, including all statutory filings and tax payments.  Tyler currently pays annual mining duties of approximately US$12,000 for the six concessions.

(ii)

Accessibility, Climate, Physiography, Local Resources And Infrastructure Access

The Bahuerachi prospect lies in the south-western portion of Chihuahua State, about five kilometers northeast of the Sinaloa State border.  The closest town is La Reforma, Sinaloa, located about eight kilometers to the south.    The prospect is accessed by secondary unpaved roads from Choix, Sinaloa which takes about four hours and requires a ferry crossing of Rio Fuerte.  Access to Choix is by paved roads.  Access to the property is possible year round.  Access throughout the prospect is by a network of exploration roads, drill roads and numerous foot/burro trails, including well developed trails in Arroyo Reforma and several major tributary drainages.

The closest town, La Reforma, offers limited health services (nursing station) as well as phone/fax services and a poorly stocked country store which sells essential supplies.  Supplies such as food, electrical/mechanical supplies and fuel are typically sourced out of the cities of Choix, El Fuerte and Los Mochis where a wide range of products can be found. Supply trips to town from the property can usually be completed in two days when ferry service across the El Fuerte reservoir is available.

Electrical power is not presently available on the property, and the closest hydroelectric power generating facility is located roughly 25 kilometers to the south west of the property, at Huites on the El Fuerte River. The current power grid extends to the village of La Reforma, eight kilometers south of the property.

Water is present year round throughout the concessions in the major arroyos, such as Arroyo Reforma which crosses the property in a north-south direction. Drinking water is available either by filtering water from local arroyos or obtained from artesian wells at the village of Bahuerachi or at the Company’s exploration camp.

Climate and Physiography

The climate on the property is typical of this area of the Sierra Madre with a dry, arid climate for most of the year punctuated by typically heavy rains during the period from September to November.

Terrain is rugged to extreme, rising abruptly from main valleys at about 200 m above sea level to peaks at 1,300 m.

(iii)

Property History

According to available records, the prospect has been visited by numerous large companies over the years, but their limited exploration efforts appear to have yielded little actual modern exploration data.  It also appears that the work done by these companies was concentrated on the main zone of the prospect and not in the farther reaches of the concessions.  Thus, Tyler will be required to conduct a full range of exploration studies and evaluations to properly assess the potential of the overall prospect.  The historical workings and explorations of the concessions at best can only serve as a guide to where Tyler’s activities will be focused.  The bulk of the Company’s work at the Bahuerachi prospect began with its 2004 Phase I and II drill programs.

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

A short program of underground sampling was conducted in August 2003 in conjunction with a number of field property visits with third parties.  The short program centered on the partial rehabilitation of an historical adit. The program objective was to collect data at depth which, in conjunction with the 2001 surface data, allowed for the generation of an interpretative cross-section across the system.

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

Tyler’s Management believes that Phase 1 accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones were traced at surface over a strike length exceeding 1,200 metres, and were intersected in drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date was approximately 24 metres and the weighted average grade of drill sections was 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.  A supergene enrichment blanket was also confirmed although its extent remained poorly defined.  Encouraging grades within stockwork veined QFP in the northern part of the area tested during Phase 1 include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provided an excellent porphyry copper target currently being tested during Phase 2.

Phase 2 Drilling program

The Phase II Program, designed to cover approximately 11,000 meters of drilling and commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million by fiscal year end. This Program was subsequently substantially expanded, to an ultimate total of 35,000 meters (ongoing) of combined diamond drilling and reverse circulation drilling based on encouraging results within the areas drilled. This program has largely been funded by the proceeds of a private placement netting $9.7 million concluded in April 2005.

The Company expanded its Bahuerachi property in 2006 by staking three new areas contiguous to its previously existing claim block.  The three new titles cover an additional 3,476 hectares bringing the total area under title to the Company and forming the Bahuerachi project to 6,488 hectares.

As of June 4, 2006, the Company formalized their working relationship with the local Community for a fixed period of 10 years for exploration purposes.  In a formally called and legally constituted Assembly meeting of the Community at Bahuerachi, Tyler was formally granted an occupation agreement which will protect its rights to explore on all priority exploration targets identified to date.  The Agreement gives Tyler secure rights to access the areas it needs for exploration, the right to build roads, conduct trenching and drilling, maintain its camp and build further infrastructure as needed, as well as access to water.

In September 2006, the Company reported the results of an initial NI 43-101 compliant independent resource estimate confirming a solid deposit within the main zone of Bahuerachi for work conducted to July 15, 2006.  A significant portion of the material was classified as an Indicated Resource.

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

(viii)

Mineral Processing And Metallurgical Testing

The Company received the results of preliminary metallurgical testing of samples from various mineralized domains in the Main Zone porphyry and skarn system at Bahuerachi undertaken by Process Research Associates Ltd of Vancouver, B.C. in June 2006.

Metallurgical testing indicated that all types of mineralization tested responded well to standard processing procedures for the recovery of copper with gold, silver, molybdenum and zinc recoverable as byproducts.

Scope of Metallurgical Testing

The study was commissioned by the Company to identify at an early stage any metallurgical issues such as poor recoveries of metals, or requirements for complex processing which could have negatively impacted the exploration findings to date.  No such significant issues were identified.

Six composite samples of drill core were submitted for testing.  Four were of primary sulphide mineralization and two were of mixed oxide/sulphide domains.

All of the samples were subjected to standard batch froth flotation procedures to recover sulphide minerals.  Preliminary acid leach tests were performed on samples from the oxidized zones.  Results of testing are summarized below.

Specific Gravity (density) tests of the various potential ore types were also conducted for use in the current resource estimation study.

Primary/Hypogene Sulphide Mineralization

1) Porphyry Testing

A porphyry sample with a head grade of 0.46% copper, 3 g/t silver and 0.03 g/t gold was submitted as representing the anticipated average grade within the Main Zone Porphyry to date. Standard flotation tests recovered a total of 93% of the copper present.

A second porphyry sample, representing the anticipated mining cut-off grade within the Main Zone Porphyry, with a head grade of 0.23% copper, 2 g/t silver, 0.01 g/t gold and a high molybdenum grade of 0.028% was submitted for testing to determine if molybdenum could be recovered in addition to copper.  Recovery tests produced copper recoveries ranging from 93 to 98%, with molybdenum recoveries of up to 71.7%.  It is noted that molybdenum recoveries may depend on and be optimized by finer initial grinding of the material processed.

In summary, testing of hypogene porphyry produced copper recoveries ranging between 93 to 98%, with final concentrate grades of 19% copper, 0.92% molybdenum, 0.5 g/t gold and up to 86 g/t silver.  Preliminary results indicate that further upgrading is possible and that a good baseline response to bulk flotation was established, with copper, molybdenum, silver and gold reporting to the concentrates.

2) Skarn Testing

Two skarn composite samples were tested.  The first sample had head grades of 1.24% copper, 11 g/t silver, 0.09 g/t gold, 0.15% zinc and the second sample had head grades of 2.07% copper, 15 g/t silver, 0.18 g/t gold and 0.15% zinc.  Trace molybdenum at 0.005% and 0.006% was also present in the material submitted for testing.

Extremely high copper recoveries of 98.8% and 98.1% respectively were achieved by traditional flotation methods. Gold and silver recoveries are also noted as excellent, with a concentrate grade reached from the skarn zones of 32% copper, 142 g/t silver, 2.5 g/t gold, 0.2% lead , 0.032% molybdenum and 1.8% zinc.

Oxidized (mixed suphide/oxide) Mineralization

Two samples of mineralized material with mixed oxide and sulphide mineralization were submitted.  These were expected by the Company to represent the most challenging processing environment at Bahuerachi with regards to traditional metallurgical treatment methods.

One sample was from the transition zone between the chalcocite blanket and the underlying primary sulphide material, and the other was from near surface, oxidized high grade skarn.

1) Chalcocite Blanket Testing

Head grade of the sample was 1.14% copper (including 0.76% acid soluble copper), 0.01 g/t gold, 3 g/t silver and 0.007% molybdenum.  The material was treated with standard flotation, followed by acid leaching of the tails (residue) to extract copper not recovered by flotation.  Flotation tests recovered in the order of 55% of the total copper, with additional metals present in the float concentrate including 126 g/t silver and 0.73% molybdenum.  Acid leaching of the flotation residues resulted in the extraction of 74.5% of remaining copper, with acid consumptions of 41.2 kg/ton.

An alternate test using only leaching to recover copper yielded recoveries of 83.3% copper after 71 days, with an acid consumption of 72.9 kg/ton.

2) Oxidized Skarn Testing

Head grade of the sample was 2.62% copper, 23 g/t silver, 0.18 g/t gold and 0.15% zinc.  Surface oxidation in the skarn units is generally noted to occur only to relatively shallow depths (+/-15-30 meters).

In this case, flotation recovered 34.1% of the copper present, and subsequent acid leaching of the residue recovered 80.7% of the copper not recovered by flotation, with an acid consumption of 58.8 kg/ton.  Potential recovery for other metals was not calculated for this sample.

An alternate test using only leaching to recover copper yielded recoveries of 77.6% copper after 71 days, with an acid consumption of 80.6 kg/ton.

Oxide Testing Observations

The initial studies on mixed sulphide/oxide ores to date suggest that standard metallurgical processing routes can be used to recover metals from both the sulphide and oxide ores. Results also support further column testing to evaluate heap leaching potential of the oxide zones, including evaluation of bacterial assisted heap leaching. Studies of acid base accounting neutralization values as well as ability of the material to generate acid from the sulphides present suggest that overall acid consumption requirements should be reasonable.

Conclusions

The Company was encouraged with the results of this preliminary phase of metallurgical testing, which indicated that all of the mineralized zones tested respond well to established process routes widely used in the mining industry.  This study was a major milestone in the advancement of the Bahuerachi project, as it indicates that the potential extraction of copper, as well as other metals present in the system including gold, silver, zinc and molybdenum, does not pose any readily identifiable technical challenges.

(ix)

Mineral Resource And Mineral Reserve Estimates

In September 2006, the Company reported results of the initial NI 43-101 compliant independent resource estimate, incorporating the bulk of drilling conducted at Bahuerachi to July 31, 2006.  The estimate was prepared by Associated Mining Consultants Ltd. for work conducted to July 15th, 2006 within the Main Zone of its Bahuerachi Project.  The Company noted that a significant portion of the material as defined in this initial resource estimate has been classified as an Indicated Resource, which exceeded management’s expectation for this initial round of modeling.  This increase in confidence level for a portion of the resources on a first pass basis is largely due to the relatively uniform and predictable distribution of mineralization within the bulk tonnage porphyry and skarn units, allowing for greater confidence levels in projecting data from existing drill holes within the model space.

A summary of both Inferred and Indicated resources defined to date at various cut-off grades has been provided by Tyler’s Independent Consultants and results as were released on September 25th 2006 are presented below:

BAHUERACHI MAIN ZONE Initial Indicated and Inferred Resources

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.0	Indicated	202,006,507	0.36	0.04	3.28	0.008	0.06	0.55
	Inferred	237,569,006	0.26	0.02	1.61	0.005	0.02	0.35

0.1	Indicated	176,589,593	0.41	0.04	3.64	0.009	0.07	0.61
	Inferred	202,525,959	0.29	0.02	1.78	0.005	0.02	0.40

0.2 (2)	Indicated	134,693,967	0.49	0.05	4.25	0.009	0.08	0.72
	Inferred	134,221,239	0.36	0.03	2.11	0.005	0.02	0.48

0.3	Indicated	92,244,570	0.60	0.06	5.20	0.007	0.11	0.85
	Inferred	75,565,829	0.46	0.04	2.57	0.004	0.03	0.59

0.4	Indicated	63,082,536	0.71	0.07	6.33	0.006	0.16	1.01
	Inferred	40,482,465	0.55	0.05	3.22	0.004	0.04	0.71

0.5	Indicated	45,894,555	0.81	0.08	7.42	0.007	0.20	1.16
	Inferred	22,161,619	0.64	0.06	3.81	0.004	0.05	0.82

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation and copper equivalents have not been adjusted for metallurgical recoveries at this time.

(2)

A 0.2% copper cutoff is consistent with, and in the case of oxide material, above cut off grades currently being used in Mexico at other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

BAHUERACHI MAIN ZONE, Contained metals, Initial estimate, based on Inferred and Indicated categories

Copper % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.0	Indicated	1,608.78	240,306	21.32	35.55	275.54
	Inferred	1,332.76	152,763	12.29	26.13	104.53

0.1	Indicated	1,581.18	232,781	20.66	34.97	268.06
	Inferred	1,301.03	143,252	11.56	22.28	93.57

0.2	Indicated	1,440.15	216,529	18.39	26.67	248.92
	Inferred	1,074.84	120,831	9.10	14.76	70.87

0.3	Indicated	1,209.51	183,878	15.43	14.21	231.35
	Inferred	756.41	87,463	6.25	6.65	48.21

0.4	Indicated	988.12	150,085	12.84	8.33	216.50
	Inferred	492.51	61,173	4.19	3.56	33.84

0.5	Indicated	818.85	123,948	10.94	7.07	200.93
	Inferred	313.50	40,614	2.72	1.95	25.35

A full Independent Technical Report on the Mineral on the Mineral Resource Estimate was filed on Sedar on November 17, 2006.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources

This document uses the term "indicated mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

 (x)

Interpretations And Conclusions

Interpretations and Conclusions

The Company continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential. With the confirmation through an initial resource estimate study of a significant new mineral deposit identified in Mexico, the Company plans to conduct a preliminary economic assessment for a mining operation based on the current resource base as well as expand the resource area with continued drilling.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

(xi)

Recommendations

The Company plans to perform infill drilling within the Bahuerachi main zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base as well as upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional targets on site.   The Company is also currently requesting bids to conduct a scoping study on its current resource base which would outline economic parameters for a mining operation at Bahuerachi.

Weedy Lake Prospect, Saskatchewan

The Weedy Lake Prospect was staked as a claim in 1999.  To maintain the claims, annual assessment work of $11,925 is required, but there is an excess expenditure credit of $240,000 available to be applied against this obligation. To date, the Company has incurred a total of $2,000,000 in exploration expenditures.

The Company had a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest in the property, (25.05% of the total property interest).  In order to earn the interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden  Band would undertake a scoping study which would serve as the basis for negotiations on the acquisition of the Company’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company temporarily suspended the non-compliance provisions of the

Weedy Lake option agreement.  Subsequent to year end, the Company sold Weedy Lake to Golden Band for $1 million CAD plus 500,000 warrants.  The sale price was used in assessing the carrying value of the property and a write-down was recognized.

Carat Property, Northwest Territories

The Carat property, in which the Company has a 29.91%, is held in a joint venture with Diamondex Resources Ltd. (Diamondex).

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company had granted Majescor Resources Inc., (Majescor), an option to acquire its 29.91% interest, subject to a net profits interest retained by the Company of approximately 8%, in the Carat diamond exploration joint ventures respectively.  In order to purchase the interests, Majescor was required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000: 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment due in March 2006 comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

In March 2006, the Company was advised by Majescor that they had elected not to make the final payment to complete their option to purchase the Company’s interests in the property.  Accordingly, the interests that were optioned by Majescor reverted back to the Company.  The Company has no exploration budgeted for the Northwest Territories properties at this time and has therefore written off the property as part of Management’s continuing commitment to streamline the Company and focus its active and ongoing exploration program in Mexico.

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

C.

ORGANIZATIONAL STRUCTURE

The Company owns 100% of Recursos Tyler S.A. de C.V., a Mexican Company and 100% of Tyler Diamondfields Inc., an inactive Alberta Corporation.

D.

PROPERTY, PLANT AND EQUIPMENT

The Company owns or has rights to various mineralization prospects.  These are discussed above in the business discussion of the Company.  Expenditures incurred in the last three fiscal years ended July 31, 2006:

	Balance July 31, 2003	Costs Fiscal 2004		Costs Fiscal 2005		Costs Fiscal 2006		Balance July 31, 2006
Acquisition
Bahuerachi – Mexico	248,613	875,246		83,419		183,776		1,391,054
Weedy Lake – Saskatchewan	637,844	-		-		(346,771)	e	291,073
Carat and Kelsey, Northwest Territories	246,112	-		-		(246,112)	f	-
Keni, Nunavut	55,520	(55,520)	a	-		-		-
Other	6,343	926		1,086		285		8,640
Total Acquisition	1,194,432	820,652		84,505		(408,822)		1,690,767
Exploration
Bahuerachi – Mexico	1,048,902	762,204		4,182,291		7,779,008		13,772,405
Weedy Lake - Saskatchewan	1,743,802	357		-		(948,232)	e	795,927
Carat and Kelsey, Northwest Territories	698,247	(591,975)	b	(119,000)	d	12,728	f	-
Keni, Nunavut	203,593	(203,593)	c	-		-		-
Other	13,143	(5,781)		2,375		-		9,737
Total Exploration	3,707,687	(38,788)		4,065,666		6,843,504		14,578,069

(a)

Costs of $92 net of write-offs of $55,612.

(b)

Costs of $37,772 net of cost recoveries of $546,247 that pertained to an arbitration award of reimbursed joint venture over-expenditures and reimbursed arbitration costs, all of which had been capitalized to the property, and net of option receipts of $83,500.

(c)

Costs of $2,753 net of write-offs of $206,346.

(d)

Option receipts.

(e)

Write-down of $1,295,003 in total to subsequent sale price.

(f)

Write-down of $233,384 in total.

In connection with its operational headquarters in Calgary, Alberta, the Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company is engaged in the exploration of its Bahuerachi property in Mexico for copper, gold, silver, zinc and molybdneum.  To date, the Company has not had any producing prospects and no revenues from extractive activities.  It is significant that many exploration companies do not generate revenues, and it is common that prospects do not result in commercial quantities of minerals.  Companies engaged in the extractive industries are highly speculative investments.

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

Set forth below is a brief summary of the Company’s financial operations during the last three financial years.

The amounts shown are using Canadian GAAP	Year Ended July 31, 2006	Year Ended July 31, 2005	Year Ended July 31, 2004
Revenues Interest income Overhead recoveries	$ 226,308 $ 18,303	$ 74,665 $ -	$ 25,460 $ 9,224
Write down of Mineral Properties Stock Option Compensation Expense Corporate Expenses	$ (1,528,387) $ (381,250) $ (980,341)	$ - $ (1,192,900) $ (514,027)	$ (261,959) $ (596,000) $ (322,742)
Gain (Loss) on the Sale of Marketable Securities	$ -	$ 675	$ 1,810
Other Mineral property receipts in excess of mineral property costs Future income tax recovery Net Loss	$ - $ - $ - $ (2,663,670)	$ (10) $ - $ - $ (1,631,597)	$ (563) $ - $ - $ (1,144,770)
Working Capital (deficiency)(a)	$ 2,693,858	$ 9,983,280	$ 2,317,383
Properties: Mineral Property Acquisition Costs Deferred Exploration	$ 1,690,767 $ 14,578,069	$ 2,099,590 $ 7,734,565	$ 2,015,084 $ 3,668,899
Long Term Debt	Nil	Nil	Nil
Shareholders’ Equity: Dollar Amount Number of Common Shares	$ 19,010,853 90,384,199	$ 19,935,873 86,698,929	$ 8,090,843 68,431,439

(a) This is a non-GAAP measure which is calculated as current assets less current liabilities.

RESULTS OF OPERATIONS

Fiscal Year Ended July 31, 2006 compared to 2005

Loss and Revenue

The net loss for the year ended July 31, 2006 of $2,664,000 represents a $1,032,000 increase over the prior year’s loss.  The increase is primarily due to the $1,528,000 abandonment and write-down of mineral properties during the fourth quarter of fiscal 2006, as well as increases in professional fees.  This increase in expenses and write-offs was offset by the $170,000 increase in revenues and overhead recoveries and the decrease in general and administrative expenses.

The Weedy Lake property in Saskatchewan was sold subsequent to year end, therefore the July 31, 2006 carrying value of the property was written-down by $1,295,000 to reflect the actual sale price.  The $233,000 carrying value of the Northwest Territory properties was written off at year end as the Company has no exploration planned for these properties.  Professional fees also contributed to the higher net loss in fiscal 2006. The $124,000 increase in professional fees is mainly due to a change in regulatory requirements and resulting increases in audit requirements.  $49,000 of the increase relates to audit work for the 2005 year end completed and paid in fiscal 2006.

The increase in revenues and overhead recoveries offset the increase in expenses noted above.  Interest income is earned on the Company’s investments in treasury bills and bankers acceptances.  The interest income increased from the prior year by $152,000 due to the fact that the Company was investing money throughout the whole fiscal 2006 year, whereas the financings in fiscal 2005 did not occur and thus could not be invested until the third quarter.  As well, the Company is again receiving overhead recoveries due to a new office and administrative arrangement with related parties as of June 1, 2006.  Overhead recoveries for fiscal 2006 totaled $18,000.

The Company’s net loss for the year ended July 31, 2006, as determined under U.S. GAAP, totaled $9,098,000 compared to the loss of $5,797,000 in 2005, with the major difference being the higher expenditure on the mineral properties which increased by $3,694,000 over 2005.  Under U.S. GAAP, exploration costs of resource interests can not be capitalized and deferred so they are written off as incurred.  The effect of this write-off was $7,963,000 in 2006 compared to the $4,269,000 in 2005.  There was also $1,528,000 in abandonment of property costs in 2006 versus the $Nil abandoned in fiscal 2005.

Expenses

“General and administrative” expenses have decreased approximately $510,000 from the comparative year.  An increase in salaries, investor relations and directors fees was offset by the decrease of $812,000 in stock compensation expense allocated to general and administrative expenses.  Stock options vested during the year ended July 31, 2006 valued at $499,000 decreased from the prior year’s value of $1,401,000, and the allocation of this expense was changed.  Stock based compensation in respect of the options granted to geological personnel is capitalized as part of mineral properties in line with their compensation and totaled $118,000 in fiscal 2006 (2005 - $208,000).  The allocation to general and administrative expenses relating to options granted to officers and directors was $381,000 in fiscal 2006 (2005 - $1,193,000).  The increase of approximately $182,000 in salaries and benefits is due to the hiring of four employees and the increase of $52,000 in investor relations from the prior year is due to contracting with an investor relations company in the first quarter of 2006.  The investor relations contract was concluded in May 2006.  Monthly directors’ fees were paid in the first half of 2005, but were waived as of August 1.  These payments account for $36,000 of the remaining increase from the comparable period.

Fiscal Year Ended July 31, 2005 compared to 2004

Loss and Revenue

The net loss for the year ended July 31, 2005 of $1,632,000 represents a $487,000 increase over the prior year’s loss.  Overhead recoveries ceased to be an income source for the Company in the current year, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $49,000 attributable to higher cash balances. Further, total expenses increased $536,000 from the comparative year. The bulk of the increase is due to an increase in stock-based compensation of $597,000.  Stock-based compensation represents the value assigned to options that were granted to consultants, officers and directors during the year.  The value is calculated using the Black Scholes Option Pricing Model as described in note 7b)iv) to the financial statements.  The higher amount in fiscal 2005 is primarily due to the increasing stock price of the Company.

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

Expenses

“General and administrative” expenses have increased approximately $748,000 from fiscal 2004.  The bulk of the increase is due to the increase in stock-based compensation discussed above. With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses of $54,000, related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and creating the new website.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the year resulted in greater office and secretarial costs during the current year of $32,000. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

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

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2006

During the prior year, the Company netted $9.7 million through a non-brokered private placement.  These funds were utilized to further expand the Bahuerachi exploration program.  During fiscal 2006, $8,472,000 was expended on the Bahuerachi property.

At July 31, 2006, the Company had positive working capital of $2,694,000 and cash and cash equivalents of $2,225,000.  Cash was provided by the exercise of warrants (2,277,670 for proceeds of $797,000) and options (1,166,800 employee and consultant options for proceeds of $382,000 and 240,800 in agent’s options for proceeds of $60,000) during the current year for aggregate proceeds of $1,239,000.  The largest use of cash during the year ended July 31, 2006 related to mineral property expenditures of $8,472,000.  Further, cash was expended on operating expenditures in excess of interest and other income in the amount of $771,000.  The increase in operating activities of $483,000 over the comparative amount was largely due to the increase in general and administrative expenditures and professional fees which were offset by the increase in interest income discussed above.

The Company plans to perform further infill drilling within the Bahuerachi Main Zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base, upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional targets on site over the forthcoming year.   The Company is also currently soliciting bids to conduct a scoping study on its current resource base.  The scoping study will provide the necessary economic and technical parameters required to determine whether the project, or parts of the project, justify moving to the mining feasibility stage to convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.

Management and the Board of Directors review the approved work plan and budget for the Bahuerachi project at regular intervals throughout the year, and make revisions to the budget in response to exploration success (or the lack thereof) on the project as well as working capital available for further exploration and development expenditures.

The planned activities for 2007 are subject to financing; therefore the Company is actively pursuing financing.

Significant changes in working capital amounts were as follows:

Total accounts receivables (combined related and non-related) increased over the prior year by a total of $1,366,000.  Most of the increase is due to value added tax recoverable of $1,218,000.  The Company pays a 15% recoverable goods and services value added tax to the Government of Mexico.  As of November 17, 2006, over $1,044,000 of this receivable has been deposited.  Other receivables also increased from fiscal 2005 by $127,000 which was mainly due to a total of $100,000 USD advance to a third party drilling company.  Payables and accrued liabilities, (combined related and non-related) increased by approximately $629,000.  The large increase is primarily attributable to the significant drilling and exploration activity at the Bahuerachi property in Mexico at year end and the timing of billings received by the Company from a third party drilling company.  The partial cost of the Initial Resource Estimate was accrued to fiscal 2006 for approximately $47,000.

Table of Contractual Commitments

The following table lists as of July 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	352,565	53,285	224,460	74,820	-
Occupation Agreement	170,000	17,000	51,000	51,000	51,000
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	522,565	70,285	275,460	125,820	51,000

For additional information related to the Company’s obligations and commitments see Note 11 and Note 12 in the Company’s consolidated financial statements attached.

Fiscal 2005

Sources

At July 31, 2005, the Company had positive working capital of $9,983,000.  During the fiscal year, the Company sold 7,910,400 units at $1.25 per unit in a private placement in which it raised $9,723,000 after commissions and other expenses of the offering aggregating $165,000.  The Company also raised $2,352,000 from the sale of additional shares of common stock pursuant to exercises of outstanding warrants and options and $20,000 from the sale of investments.  The proceeds of these sales provided the Company with the working capital required to implement portions of its Phase II program with respect to the Bahuerachi prospects during the fiscal year.

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

The Company expects to continue to use most of its working capital for further work in connection with the Bahuerachi property, primarily for exploration activities.  The Company may also use some of the working capital it has to modify the terms or exercise all or a portion with respect to its option with Luis Palafox which terminates on October 21, 2006.  The Company believes that it will continue to need additional capital in the near term to fund its exploration operations on all of its prospects because it does not expect that it will generate income necessary to cover it expenses from its prospects on which it has rights.

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

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Director Since	Position
Jean Pierre Jutras	39	2001	President, CEO and Director
Gregory H. Smith	59	2000	Director
Theodore Renner	61	2006	Director and Chairman
Lesley Hayes	44	1997	Director
Shane Ebert	39	2004	Director and Vice-President Exploration
Alan Craven	66	2005	Director
Jennifer Munro	28	N/A	Chief Financial Officer
Barbara O’Neill	40	N/A	Secretary

Mr. Jean Pierre Jutras has been the President, Chief Operating Officer and a director of the Company since December 19, 2001 and Chief Executive Officer since November 18, 2005.  Mr. Jutras is a geologist by training.  Mr. Jutras is also the Vice President and a Director of Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK, and Vice President and a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.  Mr. Jutras was a Vice President of CDG Investments Inc. from 2000 to 2003, a public investment company which trades on the CNQ under the symbol CDGI.

Mr. Gregory H. Smith has been a director of the Company since December 20, 2000.  Mr. Smith is also a Chartered Accountant and President of Oakridge Financial Management.  Mr. Smith is the President of Alberta-Pacific Management Ltd, a private consulting company, a Director of Armistice Resources Ltd., an exploration company which trades on the TSX Exchange in Canada, the Chief Financial Officer and Director of Okalla Corp. and Chief Financial Officer and director of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI and on the OTCBB under the symbol CDGEF.

Mr. Theodore Renner has been a director of the Company since February 13, 2006 and Chairman since May 2006.  Mr. Renner is a self-employed private business executive with B.Sc. Degree in Mechanical Engineering and MBA. He has previous extensive experience over the last 25 years working with senior management in the oil and gas resource industry for various public companies and venture capital groups including President, CEO and Director Wascana Energy, President, CEO and Director Mark Resources; Director of Uravan Minerals Inc. which trades on the TSX Venture Exchange under the symbol UVN.

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

Dr. Shane Ebert has been a Director of the Company since January 26, 2004 and Vice-President Exploration since November 18, 2005.  Dr. Ebert is a self-employed professional geologist. Dr. Ebert was a consulting geologist and research associate at the Mineral Deposit Research Unit of the University of British Columbia from 1999 to 2005.  He is also the president of Hot Spring Gold Corporation, a private company, and from 1996 to the present, Dr. Ebert has been a consulting geologist.  Dr. Ebert is a Director of Manson Creek Resources Ltd., a public exploration Company which trades on the TSX Venture Exchange under the symbol MCK.  He is also the President and a Director of Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI.

Mr. Alan Craven has been a Director of the Company since June 14, 2005.  He is President and CEO of Associated Mining Consultants Ltd., and is responsible for the technical, operational and commercial management of the company.  Mr. Craven is a professional engineer with over forty years technical management and consulting experience in the mining industry.  After graduating from University of Newcastle, with a degree in Chemical Engineering, he worked in British Coal for 15 years.  He was plant superintendent of two processing plants before moving into the design and planning of new major projects at national level.  Since moving to Canada in 1978, he has undertaken research studies, evaluations, qualification reports, technical audits, restructuring studies, feasibility studies and detailed project designs for mineral projects.  He has been retained by mining companies, legal and financial institutions and acted on behalf of insurance companies. Mr. Craven has undertaken assignments in over 25 countries in North and South America, Africa, Asia and Europe (including the former Soviet Republics).

Mrs. Jennifer Munro has been the Chief Financial Officer of the Company since November 18, 2005.  Ms. Munro is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Alberta (2001). From January 2001 to June 2005, Ms. Munro was employed by Grant

Thornton LLP, Calgary, most recently as a Manager, providing audit, assurance, accounting, and compliance services for public and private corporations. Ms. Munro has been the Corporate Controller for Tyler since June 13, 2005.

Ms. Barbara O’Neill has been the Secretary of the Company since August 31, 1998.  Ms. O’Neill also is the secretary of CDG Investments Inc., a public investment company which trades on the CNQ under the symbol CDGI; Manson Creek Resources Ltd., a public exploration company which trades on the TSX Venture Exchange under the symbol MCK; Northern Abitibi Mining Corp., a public exploration company which trades on the TSX Venture Exchange under the symbol NAI and Okalla Corp., a public internet processing Company which trades on the TSX Venture Exchange under symbol AOK.

B.

COMPENSATION

The following tables summarize the cash compensation paid or payable by the Company to each of the executive officers, or their affiliated companies, who were serving in those capacities at the end of the 2006 fiscal year, for all services rendered in all capacities to the Company and its subsidiaries and options granted to such persons during the year ended July 31, 2006.  Compensation includes benefits and other expenses paid on the employees’ behalf.

Summary Compensation Table

Name	Annual Remuneration	Compensation Bonus	Long Term Compensation
Gregory H. Smith	$10,600 (3)	-	-
Jean Pierre Jutras	$132,753 (1)	-	-
Lesley Hayes	$9,100 (3)	-	-
Shane Ebert	$84,838 (2)	-	-
Theodore Renner	$6,750 (3)	-	-
Alan Craven	$8,500 (3)	-	-
Jennifer Munro	$91,609 (4)	-	-
Barbara O’Neill	$12,007 (5)	-	-

(1)

This was paid to Mr. Jutras, or a Company controlled by Mr. Jutras, an Officer and Director of the Company for geological consulting and management services;

(2)

On the basis of per diem fees charged by the officer for his geological services and directors meeting fees up to November 18, 2005.

(3)

For director services and meeting fees.

(4)

This was paid to Ms. Munro for corporate accounting and management services.

(5)

This was paid to Ms. O’Neill for Corporate Secretary services.

A total of $32,590 was paid to Mr. Devonshire, a former officer and director or a Company controlled by Mr. Devonshire, for managerial services until December 31, 2005.  In addition pursuant to the terms of the employment contract Mr. Devonshire received termination-related costs of $16,295 in December, 2005.

A total of $372 was paid to Mr. Chernish, a former officer, for geological services provided while he was an officer of the Company until November 2005.

Summary Option and Warrant Table November 17, 2006

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
Jean Pierre Jutras	700,000 Options 310,000 Options 325,000 Options 225,000 Options 200,000 Options 80,000 Warrants	$0.10 $0.20 $0.35 $0.65 $1.54 $1.75	December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25,2007
Gregory Smith	100,000 Options 150,000 Options 150,000 Options 100,000 Warrants	$0.20 $0.35 $0.65 $1.75	January 29, 2009 July 22, 2007 December 16, 2009 April 25, 2007
Theodore Renner	200,000 Options	$1.09	February 9, 2009
Lesley Hayes	150,000 Options 150,000 Options 100,000 Options	$0.20 $0.35 $0.65	January 29, 2009 July 22, 2007 December 16, 2009
Shane Ebert	30,000 Options 240,000 Options 275,000 Options 225,000 Options 125,000 Options 12,000 Warrants	$0.10 $0.20 $0.35 $0.65 $1.54 $1.75	December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25, 2007
Alan Craven	200,000 Options	$1.00	July 20, 2010
Jennifer Munro	200,000 Options	$1.18	June 13, 2010
Barbara O’Neill	125,000 Options 100,000 Options 100,000 Options 50,000 Options 40,800 Warrants	$0.20 $0.35 $0.65 $1.54 $1.75	January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 25,2007

As of July 31, 2006 the Company does not have any plans or commitments to contribute to, or to provide pension, retirement or similar benefits to directors and officers.

All of the Company’s shareholders, including officers and directors if they own shares, have the same voting rights.

C.

BOARD PRACTICES

Board of Directors

The Board functions independently of management because more than half of the members are non-management.  The Board has determined that four of six Directors are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Company, other than interests arising from shareholders.  These directors are Lesley Hayes, Gregory Smith, Alan Craven and Theodore Renner.

Messrs. Jutras and Ebert are not considered to be “independent” directors because they are officers of the Company.

All directors hold office until the next annual meeting of the shareholders of the Company and until their successors have been elected and qualified. Officers of the Company serve at the discretion of the board of directors.  Non-executive directors are paid $300 per directors’ meeting if by telephone and $500 per directors’ meeting if attended in person. Effective January 2006, the outside directors are entitled to receive monthly compensation of $1,000 per director and an additional $250 for the chairman.  In July 2006, the directors’ meeting fees were suspended until further notice.

 All directors are granted options and warrants to purchase common stock of the Company from time to time as part of their compensation for service.  Directors who are not consultants do not serve under any written engagement arrangements.  Directors who are also consultants may have consultant agreements, which agreements from time to time provide severance and other benefits upon termination of employment separate from any statutory obligations of the place of employment.

Audit Committee

The Company is required to have an audit committee which must be comprised of at least three directors, all of whom must be outside directors who are not employees or members of management of the Company or any of its associates or affiliates.  The board of directors of the Company, after each annual shareholders meeting must appoint or re-appoint an audit committee.  As of the date of this annual report, the members of the audit committee were Messrs. Smith (Chairman), Renner and Ms. Hayes.

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

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues with the Company.  New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors.  In addition, management of the Company makes itself available for discussion with all Board members.

Nominating Committee and Corporate Governance Commitee

The Nominating and Corporate Governance Committee is comprised of three directors, Lesley Hayes, Alan Craven and Gregory Smith (Chairman). All the directors are considered to be “independent” directors.

The Nominating and Governance Committee develops the Company’s approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation Committee

The Board has a Compensation Committee comprised of three directors Lesley Hayes (Chairman), Alan Craven and Gregory Smith. All the directors are considered to be “independent” directors.  The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Company; (iii) balancing the interest of management and the Company’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Company’s executive officers consists of a base salary and from time to time may consist of an incentive in the form of stock options.

The Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Compensation Committee takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At July 31, 2005, the Company did not have a standard arrangement pursuant to which directors of the Company are compensated by the Company for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  As of January 2006, a cash compensation of $1,000 monthly to each outside director and an additional $250 to the Chairman of the Board has been approved.  The Directors suspended payment of these fees as of August 2006.    In addition, from time to time directors receive grants of stock options, under the Company’s stock option plan.

The Company maintains Directors’ and Officers’ Liability Insurance for its Directors and Officers.

Technical Committee

The Company has also appointed a Technical Committee consisting of Jean Pierre Jutras, Shane Ebert and two independent directors, Alan Craven and Theodore Renner.  The Technical Committee shall be appointed annually from among the members of the Board and must contain at least one independent director.  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the Company’s technical activities and contents of news releases.

To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

There are no family arrangements between any directors or officers of the Company.

D.

EMPLOYEES

As of July 2006, the Company had four full-time employees. During the fiscal year 2005 the Company had one full-time employee and during the fiscal years 2004 and 2002 the Company did not have any full time employees.  The officers and directors have and will continue to provide services to the Company on “as-needed” basis.  Corporations in which certain of the Company's officers or directors are shareholders have provided geological and exploration services and direct administrative services at usual professional rates.

The Company utilized the services of seven independent contractors during fiscal year 2006 and four during fiscal 2005.

E.

SHARE OWNERSHIP

The following table sets forth certain information as at November 17, 2006 with respect to the share ownership of the officers and directors of the Company.  The table does not assume that any of the options and warrants previously discussed will be exercised even if eligible for exercise.  Therefore, the percentage ownership is based solely on the number of shares of common stock outstanding at the above date, which is 90,384,199.  Each common share is entitled to one vote, and there are no special or differentiating voting rights for the shares listed below.

Name	Number of Common Shares	Percent of Class
Theodore Renner	1,410,000	1.6%
Gregory H. Smith	1,651,833	1.8%
Jean Pierre Jutras	2,342,000	2.5%
Lesley Hayes	400,000	0.4%
Shane Ebert	1,069,000	1.2%
Alan Craven	236,000	0.3%
Jennifer Munro	203,100	0.2%
Barbara O’Neill	585,100	0.6%

Employee/Officers Stock Options

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations each year must implement and approve a stock option plan. In accordance with this policy, the Company adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the shareholders at the annual and special meeting held on December 18, 2002.  The 2002 Plan was renamed the 2006 Stock Option Plan and received yearly shareholder approval at the Annual & Special Meeting held on March 16, 2006.  The plan authorizes the board of directors to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

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

Pursuant to the 2006 plan of the Company, employees/consultants, and officers have been granted options. The following are outstanding as at November 17, 2006, (exclusive of directors’ and officers’ options summarized above):

Number of Common Shares	Exercise Price CDN $	Expiration Date
58,200	$0.12	January 29, 2007
250,000	$0.20	January 29, 2009
125,000	$0.35	July 22, 2007
125,000	$0.65	December 16, 2009
70,000	$1.54	February 7, 2010
100,000	$1.35	October 11, 2010
40,000	$1.05	January 5, 2009
50,000	$0.94	April 6, 2009

ITEM 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To the best knowledge of management, as at November 17, 2006, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the votes attached to all outstanding shares of the Company which have the right to vote in all circumstances.

As of November 17, 2006, according to records of the Company’s transfer agent, the Company had 1,247 registered holders of its common shares, 267 of whom were residents of the United States. The total shareholdings of such United States resident shareholders as at November 17, 2006 were 7,501,877 common shares, representing 8.3% of the total issued and outstanding capital of the Company. These do not include an indeterminable number of persons who hold their shares in 'street name’ through broker-dealers or other beneficial holders.

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

-

On July 31, 2003, CDG Investments Inc. held 2.3% of the issued and outstanding common shares of the Company.  This percentage amount was increased in January 2004 when the Company issued 13,336,000 common shares to CDG in exchange for its interest in the Bahuerachi, Mexico prospect.  CDG distributed one share of Tyler for each three CDG common shares owned by shareholders of CDG, together with a cash dividend of $0.07 per share, on May 12, 2006 to the CDG shareholders of record as at April 28, 2006 to hold a total of 279,000 common shares.

B.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended July 31, 2006, 2005 and 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

All related party transactions and loans, in accordance with the preceding discussion, during the last three fiscal years are as follows:

1.

The purchase of the Company’s additional Bahuerachi prospect interests from CDG Investments Inc., a company related by virtue of certain common officers and directors.  Mr. Devonshire (who was a director and officer of CDG until May 19, 2006), Mr. Smith and Ms. O’Neill, who are currently officers and/or directors of the Company, are also currently officers and/or directors of CDG.

2.

The Company subleases office space from Manson Creek Resources Ltd, a company related by virtue of certain officers and directors.  Mr. Jutras, Mr. Ebert and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of Manson.  The Company is committed to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

3.

During the year ended July 31, 2005, the Company closed a non-brokered private placement for $9,888,000 through the issuance of 7,910,400 Units. The Units were issued at $1.25 per Unit with each Unit consisting of one common share of the Company and one common share purchase warrant (a “Warrant”).  Each whole Warrant entitles the holder thereof to acquire, subject to adjustment, one Common Share at a price of $1.75 per share on or before 4:30 p.m. (Calgary time) on the earlier of the date that is (i ) 2 years from the date of issuance of the Warrant; and (ii) thirty (30) days from the date that the Company issues an Early Exercise Notice which shall be issuable  at any time from and after six months from the Closing Date, after the trading price of the Common Shares on the Exchange has exceeded $2.50 for a period of thirty (30) consecutive trading days. An aggregate 920,800 of the Units were issued to directors, officers and control persons of the Company.  Currently a total 0f 232,800 of the Units are held by directors and officers. Total finders fees in the gross amount of $115,500 were paid on the placement to long armed individuals.

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

5.

During the year ended July 31, 2004, the Company closed a brokered financing of 13,003,000 Units for gross proceeds of $3,250,750.  Each Unit was sold at $0.25 per Unit and consisted of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable into one common share until September 16, 2005 upon payment by the holder of $0.35 per common share.  All of the securities issued pursuant to the private placement will be subject to a 4-month hold period in accordance with applicable securities laws. Mr. Jutras, a director and officer, purchased 12,500 Units, Mr. Devonshire, formerly a director and officer, purchased 250,000 Units and Mr. Smith, a director and officer, purchased 200,000 Units.  The Units purchased by Mr. Devonshire and

Mr. Smith were through companies over which the individual exercises control.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.  The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  As at September 16, 2005, the options and warrants expired leaving 4,200 unexercised options.

6.

During fiscal 2003, the Company borrowed $24,991 from CDG Investments Inc., a company related by virtue of certain common officers and directors, and one which subsequent to year-end acquired a significant interest in the Company.  Mr. Devonshire (former director and officer), Mr. Smith and Ms. O’Neill, who are officers and/or directors of the Company are also officers and/or directors of CDG.  Further the Company borrowed $42,074 from companies controlled by Mr. Devonshire and Mr. Jutras, officers and directors of the Company in fiscal 2003 and $10,000 from a Company controlled by Mr. Devonshire in fiscal 2004.  The interest rates on the advances were 10% per annum on the advances aggregating $13,580 and 12% per annum on advances aggregating $63,485.  The advances, along with accrued interest, were repaid in full in fiscal 2004.

7.

The Company paid a company controlled by Mr. Jutras, the President, COO and a director, for his consulting services during the years noted at a per diem rate of $400 to December 31, 2003 and $475 per diem thereafter.  Mr. Jutras began as an employee of the Company on February 1, 2006 and is paid $12,000 per month. The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $133,000 in 2006, $109,000 in 2005 and $99,000 in 2004.

8.

The Company paid a company controlled by Mr. Chernish, who was Vice-President Exploration until November 18, 2005, was paid for his consulting services during the years noted at a daily rate of $350 until January 31, 2004 and $425 per diem thereafter.  The amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $Nil in 2006, $3,000 in 2005 and $39,000 in 2004.

9.

The Company paid a company controlled by Mr. Ebert, a director and Vice-President of Exploration since November 18, 2005, for his consulting services during the year noted at a daily rate of $450.  The amount paid in the past three fiscal years, rounded to the nearest $1,000, was $85,000 in 2006, $70,000 in 2005 and $27,000 in 2004.

10.

The Company paid another company controlled by Mr. Devonshire, the former Chairman, CEO and director, for his consulting services during the years noted at an hourly rate of $105.  Total amounts paid in the past three fiscal years, rounded to the nearest $1,000, were $33,000 in 2006, $60,000 in 2005 and $54,000 in 2004.

11.

CDG Investments Inc., a company related by virtue of certain common officers and directors employed three individuals whose services are were used by the Company and other related companies.  Further CDG paid certain administrative costs applicable to related companies.  CDG then billed the related companies for their share of the salaries and administrative costs including a 10% mark-up to compensate for the administrative costs associated with rebilling.  Effective May 2006, CDG ceased to pay any administrative costs on behalf of the Company.  The amounts charged to the Company in the past three fiscal years, rounded to nearest $1,000, were as follows: $66,000 in 2006, $51,000 in 2005 and $34,000 in 2004.

12.

During the three preceding fiscal years the Company, as operator of the Bahuerachi Joint Venture, charged CDG for its share of joint venture mineral property expenditures.  CDG is related by virtue of certain common officers and directors (James Devonshire, Gregory Smith and Barbara O’Neill).  A 10% overhead fee is added to certain of the amounts billed, a practice that is common in the industry, the rate of which is the same as most non-related joint ventures in which the Company has participated.  The amounts charged in the preceding three fiscal years, including the related overhead fees, rounded to the nearest $1,000, were as follows:   $NIL in 2006, $NIL in 2005 and $96,000 in 2004.

There were no loans made by the Company or any of its subsidiaries to, or for the benefit of, any of the persons noted above.

The following table identifies, as of November 17, 2006, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:

Name of Director	Name of Company	Position	Term of Service
Jean Pierre Jutras	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	President CEO Director Director/VP Director Vice-President	December 2001 – Present November 2005 - Present December 2001 – Present October 2000 – Present October 2000 – Present March 2002 – Present
Gregory H. Smith	Tyler Resources Inc. CDG Investments Inc. Armistice Resources Ltd. Okalla Corp.	Director Director CFO Director Director CFO	December 2000 - Present March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present
Lesley Hayes	Tyler Resources Inc. Northern Abitibi Mining Corp.	Director Director	February 1997 - Present December 1996 – Present
Shane Ebert	Tyler Resources Inc. Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	Director VP Exploration Director Director President	January 2004 – Present November 2005 - Present March 2001 - Present March 2003 – Present December 2005 - Present
Theodore Renner	Tyler Resources Inc. Uravan Minerals	Director Chairman Director	February 2006 – Present May 2006 – Present October 1999 - Present
Alan Craven	Tyler Resources Inc.	Director	June 14, 2005 - Present

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

- 90,384,199 common shares

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

Year ended July 31,	2006	2005	2004	2003	2002
High	$1.53	$2.18	$0.39	$0.07	$0.17
Low	$0.335	$0.19	$0.035	$0.03	$0.06

Quarter Ended	Low	High
Fiscal 2006
July 31, 2006	$0.335	$0.92
April 30, 2006	$0.76	$1.19
January 31, 2006	$1.00	$1.47
October 31, 2005	$0.97	$1.53
Fiscal 2005
July 31, 2005	$0.80	$1.63
April 30, 2005	$1.33	$1.93
January 31, 2005	$0.33	$2.18
October 31, 2004	$0.19	$0.44
Fiscal 2004
July 31, 2004 April 30, 2004	$0.17 $0.20	$0.36 $0.39

Month Ended	Low	High
May, 2006	$0.61	$0.92
June, 2006	$0.475	$0.70
July, 2006	$0.335	$0.60
August, 2006	$0.40	$0.67
September, 2006	$0.375	$0.63
October, 2006	$0.40	$0.495

B.

SELLING SHAREHOLDERS

Not applicable.

C.

DILUTION

Not applicable.

D.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10:

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Capital Stock

Authorized

(i)

an unlimited number of common voting shares, no par value

(ii)

an unlimited number of preferred shares, no par value

Issued

90,384,199 common shares.

The following summarizes capital stock transactions for the years ended July 31, 2006 and July 31, 2005:

	Number of Shares	Amount
Balance July 31, 2004	68,431,439	$13,051,242
Private Placement April 2005	7,910,400	6,123,294
Options Exercised	3,137,740	538,950
Exercise of Warrants	7,219,350	1,906,773
Balance July 31, 2005	86,698,929	21,620,259
Options Exercised	1,407,600	692,095
Exercise of Warrants	2,277,670	797,184
Balance July 31, 2006	90,384,199	$23,109,538

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

C.

MATERIAL CONTRACTS

The following are material contracts relating to the business of the Company entered into during the last two years:

1.

Acquisition of the Bahuerachi prospect.

2.

Sublease agreement with Manson Creek dated October 26, 2001 and Amending Letter Agreements dated July 1, 2004, June 1, 2005 and October 1, 2005. Sublease agreement with Manson Creek dated September 1, 2006.

3.

Consulting Contract with Mr. Chernish’s company, 916165 Alberta Ltd., dated January 1, 2004.  The agreement specifies that 916165 shall be remunerated at $425 per day for services that have been provided by Mr. Chernish as a Consultant of the Company.

4.

Consulting Contract with Mr. Ebert dated January 1, 2005.  The agreement specifies that Mr. Ebert shall be remunerated at $450 per day for services that have been provided by Mr. Ebert.

5.

Service contract with Resource Geosciences de Mexico S.A. de C.V. (“RGM”).  The agreement specifies that RGM shall provide geological consulting and logistical support services for the Company in Mexico in connection with the Bahuerachi exploration program.

6.

Employment Contract with Ms. Munro dated June 13, 2005.  The agreement specifies that Ms. Munro shall be remunerated at $6,250 per month for services that have been provided by Ms. Munro.  This was later increased to $7,083 per month.

7.

Employment contract with Mr. Jutras dated February 1, 2006.   The agreement specifies that Mr. Jutras shall be remunerated at $12,000 per month for services that have been provided by Mr. Jutras.

8.

Pursuant to an occupation agreement signed in June 2006, the Company is required to make annual surface rights payments of $166,000 Pesos (approximately $17,000) in June of each year for 10 years (to 2016) to a third party as well as pay for the last two years of exploration.  The first payment totaling $49,000 was paid in June.

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

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

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

ITEM 15:

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, under the supervision and with the participation of Mr. Jutras, the Chief Executive Officer, and Ms. Munro, the Chief Financial Officer, the Company conducted an evaluation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“1934 Act”). Based on this evaluation, the Chief Executive Officer and Chief Operating Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in the Company reports filed or submitted under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and regulations of the Securities and Exchange Commission.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Prior to the filing date of this report, management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s internal controls and procedures over financial reporting. The Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2006, the internal controls and procedures over financial reporting were effective in all material respects.

Internal control over financial reporting is a process, affected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”).  Internal control over financial reporting includes those policies and procedures which pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP; provide reasonable assurance that expenditures are being made only in accordance with the Board of Directors' authorization; and provide reasonable assurance regarding prevention or timely detection of unauthorized use of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2006, using the criteria in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management identified the following significant deficiencies in our control environment based on the criteria established in the COSO framework.

•

The Company did not establish an effective program to ensure that the code of conduct and ethics guidelines were fully communicated and distributed appropriately to all of the employees, consultants and directors.

•

The Company did not maintain written Information Technology (“IT”) policies and procedures or adequate controls with respect to the review, supervision and monitoring of the IT operations.

Management has concluded that the significant deficiencies above could not result in a misstatement to the financial statements accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not otherwise be prevented or detected by other internal controls in place.

Subsequent to July 31, 2006, but prior to issuance of this Annual Report on Form 20-F, the Company implemented several measures described below to remediate the deficiencies we have identified.  The Company has taken, or will take, the following actions:

•

The Company established an effective program to ensure that the code of conduct and ethics guidelines are fully communicated and distributed appropriately to the employees, consultants and directors.  This was completed in the first quarter of fiscal 2007.

•

The Company created a written IT policy and procedures in the first quarter of fiscal 2007, but has yet to ensure that the policy is fully communicated and distributed appropriately to the employees and consultants.  The Company plans to have this disseminated in the second quarter of 2007.

Management also identified a number of significant deficiencies in the current financial reporting processes and internal controls relating to a lack of segregation of duties.  The lack of segregation of duties is inherent in most junior mining exploration companies.  Limited financial resources and limited personnel resources cause inadequate segregation of critical duties within each of the accounting processes but the Company has instituted reasonable monitoring controls over these processes to mitigate the risk of human error or fraud.  The responsibilities assigned to the CFO include booking adjusting journal entries, preparation of financial statements and MD&A and processing payroll.  The responsibilities of the bookkeeper include maintaining the vendor master file, processing payables, creating and voiding cheques, reconciling bank accounts, making bank deposits, and booking journal entries.

The Company has a limited number of employees and has determined that it is not appropriate to create segregation of duties such as may be expected in a larger organization, based on an analysis of the cost versus the benefit of hiring additional employees solely to address that issue.  We have determined that the risks associated with the lack of segregation of duties are insignificant based on the close involvement of management in day-to-day activities (i.e. tone at the top, corporate governance, officer oversight and involvement with daily activities, and other company controls).  The Company has limited resources available and the limited amount of transactions and activities allow for sufficient compensating controls.

The Company has established an independent review of the adjusting closing entries made by the CFO in the creation of the financial statements by the Audit Committee to help compensate for this deficiency.  This control was in place for the fourth quarter of 2006.

The Company is committed to continuing to improve internal control processes and will continue to diligently review financial reporting controls and procedures in order to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the United States and Multilateral Instrument 52-109 in Canada and the related rules promulgated by the Securities Exchange Commission (“SEC”).  As the Company continues to work to improve internal control over financial reporting, the Company may take additional measures to address control deficiencies and/or determine not to complete certain of the remediation measures described above.

Changes in Internal Control over Financial Reporting

As discussed above, there were no changes in our internal control over financial reporting during the year ended July 31, 2006 that have materially effected or are reasonably likely to materially effect our internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

The public accounting firm that audited the Company’s financial statements were no required to, and have not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting and they did not rely on the internal controls of the Company for the fiscal years ended July 31, 2006, 2005 and 2004.

ITEM 16:

RESERVED

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Gregory Smith, CA, Chairman of the audit committee is the Company’s audit committee financial expert.  This determination is based on his experience and active employment as a Chartered Accountant and his educational background in accountancy.  Mr. Smith is independent as that term is used in SEC regulations or the rules of a United States national securities exchange or national securities association.  The other members of the audit committee are Mr. Renner and Ms. Hayes, both of whom are independent directors of the Company.

ITEM 16B:

CODE OF ETHICS

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a code of business conduct and ethics applicable to all members of the Company including directors, officers, consultants and employees.  Each director, officer, consultant and employee of the Company receives a copy of the code of business conduct and ethics.

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commission, stock exchanges and the Business Corporations Act.  The Board of Directors believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Company.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of the Company are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

ITEM 16C:

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

In fiscal 2006, the Company paid $53,000 for aggregate professional services rendered by the principal accounting firm for the audit of its 2005 annual financial statements and review of financial statements and other statutory and regulatory filings.  In fiscal 2005, the Company paid $11,000 for aggregate professional services rendered by the principal accounting firm for the audit of its 2004 annual financial statements and review of financial statements and other statutory and regulatory filings.

Audit Related Fees

The Company paid $43,000 in fiscal 2006 in respect of audit related fees (2005 - $Nil)

Tax Fees

In each of the fiscal years 2006 and 2005, the Company paid $Nil and $Nil, respectively, for tax compliance, tax advice and related professional services rendered by the Company’s principal accounting firm.

All Other Fees

The Company did not pay any amounts in respect of other non-audit services in fiscal years 2006 and 2005.

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

ITEM 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17:

FINANCIAL STATEMENTS

See the Financial Statements for the years ended July 31, 2006 and July 31, 2005 listed in Item 19 hereof and filed as part of this Annual Report.

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

ITEM 18:

FINANCIAL STATEMENTS

Not applicable - see Item 17 "Financial Statements" above.

Item 19:

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements

Balance Sheets of the Company for the years ended July 31, 2006 and 2005, and Statements of Operations, Shareholders' Equity and Cash Flow for each of the years in the three year period ended July 31, 2006.

(a)

Exhibits

4.1

Service Contract with Resource Geosciences de Mexico S.A. de C.V.

4.2

Bahuerachi Property final contracts to recognize Tyler’s 100% interest in the Bahuerachi 1 and 2 claims and retirement of the underlying property vendor’s 10% Net Profit’s Interest

4.3

Employee Contract Jean Pierre Jutras

4.4

Employee Contract Jennifer Munro

8.1

List of Subsidiaries

99.1

Bahuerachi Independent Report November 2006 – Filed as part of Form 6K on November 22, 2006

99.2

Management’s Discussion and Analysis for the year ended July 31, 2006

12.1

Certification of Jean Pierre Jutras pursuant to Rule 13a-14(a)

12.2

Certification of Jennifer Munro pursuant to Rule 13a-14(a).

13.1

Certification of Jean Pierre Jutras pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Jennifer Munro pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Tyler Resources Inc.

Consolidated

Financial Statements

July 31, 2006

Contents

Page

Auditors' Report

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to the Consolidated Financial Statements

5-19

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
November 17, 2006	Facsimile +1 (403) 781 1825
Auditors’ Report
To the Shareholders of
Tyler Resources Inc.

We have audited the consolidated balance sheets of Tyler Resources Inc. as at July 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 12, 2004.

Chartered Accountants Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Tyler Resources Inc.

Consolidated Balance Sheets

(Canadian dollars)

July 31

	2006	2005
ASSETS
Current
Cash and cash equivalents	$2,224,922	$10,268,934
Accounts receivable Note 3	1,386,180	20,084
Prepaids	30,969	13,381
	3,642,071	10,302,399
OTHER ASSETS Note 4	35,750	41,991
CAPITAL ASSETS Note 5	67,999	76,447
MINERAL PROPERTIES Note 6	16,268,836	9,834,155
	$20,014,656	$20,254,992
LIABILITIES
Current
Accounts payable and accrued liabilities Note 12	$948,213	$319,119
Asset retirement obligation Note 7	55,590	-
SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 8
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
90,384,199 common shares (2005 - 86,698,929)	23,109,538	21,620,259
CONTRIBUTED SURPLUS Note 9	2,332,070	1,900,660
WARRANTS Note 10 (iii)	3,417,961	3,600,000
DEFICIT	(9,848,716)	(7,185,046)
	19,010,853	19,935,873
	$20,014,656	$20,254,992

Commitments Note 13

Subsequent Events Note 14

Approved by the Board

"Gregory Smith"	Director	"Jean Pierre Jutras"	Director
Gregory Smith		Jean Pierre Jutras

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars)

Years Ended July 31

	2006	2005	2004
INTEREST INCOME	$226,308	$74,665	$25,460
EXPENSES
General and administrative	1,067,910	1,577,687	829,382
Professional fees	150,103	26,267	36,286
Reporting to shareholders	55,317	12,311	13,228
Stock exchange, filing and transfer agent fees	57,863	43,942	30,005
Depreciation	20,993	18,216	8,594
Overhead recoveries	(18,303)	-	(9,224)
Abandonment and write-down of mineral properties	1,528,387	-	261,959
Foreign exchange loss	27,708	27,839	-
	2,889,978	1,706,262	1,170,230
NET LOSS	$(2,663,670)	$(1,631,597)	$(1,144,770)
DEFICIT, beginning of year	(7,185,046)	(5,553,449)	(4,408,679)
DEFICIT, end of year	$(9,848,716)	$(7,185,046)	$(5,553,449)
LOSS PER SHARE
Basic and diluted	$(0.03)	$(0.02)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, basic and diluted	89,604,118	76,498,828	51,960,480

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Cash Flows

(Canadian dollars)

Years Ended July 31

	2006	2005	2004
(DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS:
OPERATING ACTIVITIES
Interest and other income received	$244,611	$74,665	$34,684
Cash operating expenses	(1,015,461)	(362,399)	(347,066)
	(770,850)	(287,734)	(312,382)
INVESTING ACTIVITIES
Mineral property expenditures	(8,472,309)	(3,810,474)	(1,034,307)
Option receipts net of finders’ fee	-	-	42,500
Arbitration settlement	-	-	546,247
Capital asset expenditures	(12,545)	(44,927)	(58,330)
	(8,484,854)	(3,855,401)	(503,890)
FINANCING ACTIVITIES
Private Placement proceeds net of issue costs	-	9,723,294	3,068,296
Exercise of warrants and options	1,239,400	2,352,333	129,750
Demand notes payable	-	-	(67,065)
Proceeds on disposal of other assets	-	19,825	27,837
Interest paid on notes payable	-	-	(6,067)
	1,239,400	12,095,452	3,152,751
FOREIGN EXCHANGE LOSS ON CASH HELD IN
FOREIGN CURRENCY	(27,708)	(27,839)	-
(DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(8,044,012)	7,924,478	2,336,479
CASH AND CASH EQUIVALENTS:
Beginning of year	10,268,934	2,344,456	7,977
End of year	$2,224,922	$10,268,934	$2,344,456
Cash and cash equivalents consist of:
Balances with banks	745,466	596,931	2,344,456
Short term deposits	1,479,456	9,672,003	-
	$2,224,922	$10,268,934	$2,344,456

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

1.

Nature of Operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development.  Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties.  To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary Recursos Tyler S.A. DE C.V.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2.  Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where appropriate, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2.

Summary of Significant Accounting Policies

a)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b)

Cash and Cash Equivalents

Cash and cash equivalents includes bank and brokerage deposits and bankers acceptances and treasury bills with maturities equal to or less than 90 days at the date of acquisition.

c)

Mineral Properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis.  These expenditures will be charged against income, through unit of production depletion when properties are developed to the stage of commercial production.  If an area of interest is abandoned, the related costs are written off to operations.  A mineral property and deferred exploration cost is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  When the carrying value of the property exceeds its estimated net recoverable amount, an impairment loss is recognized for the decline to the value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d)

Capital Assets

Capital assets include computer hardware and software, equipment, furniture and fixtures, a vehicle and leaseholds which are recorded at historical cost.  The declining-balance method is used to calculate amortization at rates of 20% to 30%.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

2.

Summary of Significant Accounting Policies (continued)

e)

Joint Interests

Certain of the Company's exploration and development activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds certain interests in mineral properties through joint venture agreements, none of its current operations are carried on through joint venture entities.

f)

Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

g)

Loss Per Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method only “in-the-money” dilutive instruments impact the dilution calculations.

h)

Stock-Based Compensation

The Company has a stock-based compensation plan which is described in Note 8(b)(i).  The Company follows the “fair value” method of accounting for stock-based compensation arrangements, including stock options, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus when the options have vested.  If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital.

The fair value is determined using an option–pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

i)

Warrants

The Company follows the “fair value” method of accounting for warrants, whereby the fair value of the warrants is determined and recorded as warrants when granted.

The fair value is determined using a pricing model that takes into account the exercise price and expected life of the warrant, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the warrant.

j)

Income Taxes

Income taxes are recorded using the liability method of tax allocation.  Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

2.

Summary of Significant Accounting Policies (continued)

k)

Foreign Currency Translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates.  Income and expenses are translated at appropriate transaction date rates except for depreciation value, which is recorded at the historical rate.  Gains and losses in translation are included in income.

The Company’s foreign subsidiary, Recursos Tyler S.A. DE C.V., is considered financially and operationally dependent on the parent Company and, as such, is accounted for as an integrated operation whereby its accounts are translated into Canadian dollars using the method noted above.

l)

Financial Instruments

The fair market value of the cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

m)

Asset Retirement Costs

The Company provides for future asset retirement obligations on its tangible long-lived assets based on current legislation and industry operating practices.  The fair values of asset retirement obligations related to retirement of tangible long-lived assets that the Company is required to settle, are recognized as a liability in the period in which they are incurred.  This includes obligations related to future removal of property and equipment, and site restoration costs.  Such asset retirement cost are recognized at the fair value in the period in which it is incurred by adding that amount to the carrying amount of the asset and amortized as a charge to earnings on a systematic basis over its useful life. The amount of the liability will be subject to re-measurement annually.  It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

3.

Accounts Receivable

	2006	2005
Value added tax receivable (“IVA”) (a)	$1,218,101	$-
Due from related parties	21,301	-
Other accounts receivable	146,778	20,084
	$1,386,180	$20,084

a)

The Company pays a 15% recoverable goods and services value added tax to the Government of Mexico, which is recoverable.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

4.

Other Assets

	2006	2005
Long-term investments:
Majescor Resources Inc.	$35,750	$35,750
Long-term prepaid expense	-	6,241
	$35,750	$41,991

In each of the years ended July 31, 2005 and July 31, 2004 the Company received 100,000 common shares and 50,000 purchase warrants of Majescor Resources Inc. as option payments on the Carat mineral property.  The warrants received in 2004 may be exercised at $0.40 per share to March 5, 2007 and the warrants received in 2005 may be exercised at $0.45 per share to January 22, 2008. The Company sold 50,000 shares during 2005 for total proceeds of $3,075.  The Company held 150,000 (market value $18,000; 2005 - $25,500) shares and 100,000 warrants at July 31, 2006.  No value was assigned to the warrants as management considered it unlikely that these warrants would be exercised before their expiry date.

5.

Capital Assets

	2006	2005
Cost	$115,112	$103,257
Accumulated amortization	47,113	26,810
Net book value	$67,999	$76,447

6.

Mineral Properties

2006 Exploration and development expenditures:		Mexico	Other
	Total	Bahuerachi
Balance July 31, 2005	$ 7,734,565	$ 5,993,397	$ 1,741,168
Geological consulting	644,796	644,796	-
Drilling	4,231,196	4,231,196	-
Drilling advances	305,054	305,054	-
Camp costs	1,167,498	1,167,498	-
Site preparation	689,176	689,176	-
Project field costs	202,347	202,347	-
Geophysical	35,374	35,374	-
Geochemical	420,850	420,850	-
Environmental	27,133	27,133	-
Long lived asset (ARO)	55,590	55,590	-
Write-downs and write-offs	(935,504)	-	(935,504)
Balance July 31, 2006	14,578,069	13,772,405	805,664

Property acquisition costs:
Balance July 31, 2005	2,099,590	1,208,365	891,225
Costs incurred	184,060	182,689	1,371
Abandonment’s and write-offs	(592,883)	-	(592,883)
Balance July 31, 2006	1,690,767	1,391,054	299,713
Total mineral properties July 31, 2006	$ 16,268,836	$ 15,163,459	$ 1,105,377

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

6.

Mineral Properties (continued)

2005 Exploration and development expenditures:		Mexico	Other
	Total	Bahuerachi
Balance July 31, 2004	$3,668,899	$1,811,106	$1,857,793
Geological consulting	550,453	548,078	2,375
Drilling	1,876,480	1,876,480	-
Drilling advances	139,697	139,697	-
Camp costs	429,709	429,709	-
Site preparation	558,693	558,693	-
Project field costs	305,870	305,870	-
Geophysical	68,492	68,492	-
Geochemical	159,530	159,530	-
Taxes and property maintenance	22,184	22,184	-
Survey	17,914	17,914	-
Environmental	55,644	55,644	-
Option payments	(119,000)	-	(119,000)
Balance July 31, 2005	7,734,565	5,993,397	1,741,168

Property acquisition costs:
Balance July 31, 2004	2,015,084	1,123,859	891,225
Costs incurred	84,506	84,506	-
Balance July 31, 2005	2,099,590	1,208,365	891,225
Total mineral properties July 31, 2005	$9,834,155	$7,201,762	$2,632,393

Mexico

The principal exploration property in Mexico, Bahuerachi, is owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV.  Bahuerachi is located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s current efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property include copper, gold, zinc, molybdenum and silver.

At July 31, 2006 the Company held a 95% interest in 2 of the 6 titles on the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest was convertible by the Company into a 10% net profits interest, which could be purchased by the Company for $700,000 USD.  Under the terms of this option agreement the Company was required to pay $50,000 USD annually to the Optioner until the property commenced production. In October 2006, the Company purchased the 10% net profits interest extinguishing all future royalty obligations.  All titles for the Bahuerachi project are now fully owned by the Company’s Mexican subsidiary.

Other

The Company has a 29.91% interest in the Carat property located in the Northwest Territories.  The Company does not intend to carry out any future development on the property and has therefore reduced the carrying costs of the property to $Nil for a total write-off of $233,384.

The Company has a 50.1% interest in the Weedy Lake property located in Saskatchewan.  Subsequent to year end, the property was sold to Golden Band Resources Inc. (“Golden Band”) for $1 million CAD plus 500,000 warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008.  This subsequent selling price was used to determine the carrying value of the property as at July 31, 2006 and the difference between this price and the book value resulted in a write-down of $1,295,003.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

7.

Asset Retirement Obligations

The Company’s environmental permit for its Bahuerachi project establishes reclamation requirements for land disturbed during exploration.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has determined, with the assistance of a knowledgeable third party, its future reclamation obligation to be $51,000 USD at July 31, 2006.  No obligation was recorded in fiscal 2005 as management determined the cost not to be material at that time.

8.

Capital Stock

a)

Common Shares Issued:

	2006		2005		2004
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	86,698,929	$21,620,259	68,431, 439	$13,051,242	38,294,939	$ 9,050,246
Issued for acquisition of mineral properties	-	-	-	-	13,336,000	800,000
Issued for cash:
Private Placement (net of issue costs of $Nill; 2005 -$164,706; 2004 - $332,454)	-	-	7,910,400	6,123,294	15,503,000	3,068,296
Exercise of options	1,407,600	692,095	3,137,740	538,950	277,500	30,700
Exercise of warrants	2,277,670	797,184	7,219,350	1,906,773	1,020,000	102,000
Balance, end of year	90,384,199	$23,109,538	86,698,929	$21,620,259	68,431,439	$13,051,242

During April, 2005 the Company completed a private placement of 7,910,400 units at $1.25 per unit for gross proceeds of $9,888,000.  Officers, directors or their immediate family subscribed to 232,800 units.  Each unit was comprised of one common share plus one warrant that may be exercised at $1.75 to acquire one common share in accordance with the terms detailed under note 10 Warrants, below.  The warrants were allocated a value of $3,600,000.   Finders’ fees of $115,500 were included in the $164,706 issue costs that were deducted from the private placement proceeds.

During December, 2003 the Company completed a private placement of 2,500,000 units at $0.06 per unit.  Each unit was comprised of one common share and one share purchase warrant with the attributes described in note 10 below.  During March, 2004 the Company completed a brokered private placement of 13,003,000 units at $0.25 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with the attributes described in note 10 below.  Officers, directors or their immediate family subscribed to 313,333 units of the December, 2003 private placement and 125,000 units of the March 2004 private placement.  Pursuant to the brokered private placement the Company granted options to the brokers (“Agent’s Options”) whereby the holder’s of the Agent’s Options may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.   These units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  During the 2006 fiscal year, brokers exercised options to acquire 240,800 common shares and 120,400 warrants (2005 – 795,240 options and 397,620 warrants).  As at September 16, 2005, the options and warrants expired leaving 4,200 unexercised options.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

8.

Capital Stock (continued)

b)

Employee and Consultant Stock Options

i)

Employee and Consultant Options Outstanding

Expiry Date	Number of Shares			Price
	2006	2005	2004
January 23, 2006	-	225,000	1,057,500	$0.10
January 29, 2007	58,200	75,000	75,000	$0.12
July 22, 2007	1,125,000	1,450,000	1,500,000	$0.35
May 2, 2008	375,000	600,000	-	$1.54
December 15, 2008	730,000	730,000	2,190,000	$0.10
January 5, 2009	40,000	-	-	$1.05
January 29, 2009	1,175,000	1,500,000	1,500,000	$0.20
February 9, 2009	200,000	-	-	$1.09
April 6, 2009	50,000	-	-	$0.94
December 16, 2009	925,000	1,300,000	-	$0.65
February 7, 2010	70,000	70,000	-	$1.54
June 13, 2010	200,000	200,000	-	$1.18
July 20, 2010	200,000	200,000	-	$1.00
October 11, 2010	100,000	-	-	$1.35
	5,248,200	6,350,000	6,322,500

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or not more than 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant.  The Board shall, at the time an option is granted under this Plan, fix the exercise price to not be less than that permitted under the rules of any stock exchange or exchanges on which the shares are then listed.

The 70,000 options exercisable at $1.54 per share to February 7, 2010 were fully vested as of year end.  The 200,000 options exercisable at $1.18 per share to June 13, 2010 vest in increments of 50,000 every six months commencing six months from the date of employment of June 13, 2005.  The 250,000 options exercisable at $1.11 per share to October 2, 2007 vested in increments of 62,500 every three months commencing three months from the grant date of October 3, 2005 but were cancelled subsequent to the early conclusion of the investor relations contract.  The 100,000 options exercisable at $1.35 per share to October 11, 2010 vest in twelve equal monthly instalments over a period of one year commencing one month from the grant date of October 12, 2005.  The remainder of the options outstanding vested on the grant date.  Refer to note 8(a) regarding Agent’s Options.

ii)

Option Transactions

	Number of Options	Weighted-Average Exercise Price
As at July 31, 2003	1,360,000	$0.10
Granted	5,240,000	$0.20
Exercised	(277,500)	$0.10
As at July 31, 2004	6,322,500	$0.18
Granted	2,370,000	$0.97
Exercised	(2,342,500)	$0.11
As at July 31, 2005	6,350,000	$0.50
Granted	640,000	$1.12
Exercised	(1,166,800)	$0.33
Expired	(575,000)	$1.20
As at July 31, 2006	5,248,200	$0.54
Exercisable at July 31, 2006	5,139,867

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

8.

Capital Stock (continued)

b)

Employee and Consultant Stock Options (continued)

iii)  Stock-Based Compensation

Stock based compensation expense during the year ended July 31, 2006 was valued at $499,250 (2005 – $1,401,000; 2004 - $596,000) of which $118,000 (2005 - $208,100; 2004 - $Nil) is included in geological consulting in mineral properties and $381,250 (2005 - $1,192,900; 2004 - $596,000) is included in general and administrative expenses.  The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	2006	2005	2004
Risk-free interest rate	3.66%	3.53%	3.87%
Expected life of options	2 to 3 years	2 to 5 years	3 to 5 years
Annualized volatility	101.96%	119.99%	122.27%
Dividend rate	0.00%	0.00%	0.00%

9.

Contributed Surplus

	2006	2005	2004
Balance July 31	$1,900,660	$593,050	$-
Warrants cancelled during the year	182,039	-	-
Stock-based compensation Note 8b)iii)	499,250	1,401,000	596,000
Options exercised during the year	(249,879)	(93,390)	(2,950)
Balance July 31	$2,332,070	$1,900,660	$593,050

10.

Warrants

i) Warrants Outstanding

Issue Date	Expiry Date	Number of Warrants			Exercise Price	Fair Value Assigned
		2006	2005	2004
December 23, 2003	December 23, 2004	-	-	2,480,000	$0.10	$Nil
March 16, 2004	September 16, 2005	-	2,159,770	6,501,500	$0.35	$Nil
April 25, 2005	April 26, 2007	3,617,800	4,017,800	-	$1.75	$1,828,489
April 27, 2005	April 28, 2007	3,892,600	3,892,600	-	$1.75	$1,771,511
		7,510,400	10,070,170	8,981,500

ii) Warrant Transactions

	2006		2005		2004
	Number of Warrants	Weighted-Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted - Average Exercise Price
Balance, beginning of year	10,070,170	1.45	8,981,500	0.28	1,000,000	0.10
Granted	120,400	0.35	8,308,020	1.68	9,001,500	0.28
Exercised	(2,277,670)	0.35	(7,219,350)	0.26	(1,020,000)	0.10
Cancelled/Expired	(402,500)	1.74	-	-	-	-
Balance, End of year	7,510,400	1.75	10,070,170	1.45	8,981,500	0.28
Exercisable at end of year	7,510,400		10,070,170		8,981,500

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

10.

Warrants (continued)

iii) Warrant Values

	2006	2005	2004
Balance July 31	$3,600,000	$-	$-
Warrants issued	-	3,600,000	-
Warrants cancelled during the year	(182,039)	-	-
Balance July 31	$3,417,961	$3,600,000	$-

Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.  Directors, officers and control persons subscribed to 232,800 of the Units pursuant to the April, 2005 private placements.

During the year, a total of 400,000 warrants at a price of $1.75 were tendered back to Tyler for immediate cancellation.

Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants, which could be exercised at $0.35 per share, expired September 16, 2005.

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.

The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

2005
Risk-free interest rate	3.04%
Expected life of warrants	2 years
Annualized volatility	116.50%
Dividend rate	0.00%

Warrants granted in 2006 related to the Agent’s Options exercised (see Note 8a) were valued as $Nil. There were no warrants issued in 2004.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

11.

Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2006	2005	2004
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2005 & 2004–34%)	$ 919,000	$ 555,000	$ 389,000
Effect on income taxes resulting from:
Non-deductible expenses	(133,000)	(408,000)	(204,000)
Deductible capital items	-	36,000	24,000
Non-recognition of losses and future tax benefits for financial statement purposes	(786,000)	(183,000)	(209,000)
Future income tax recovery	$ -	$ -	$ -

The net future income tax asset is comprised of:
Tax value of resource properties in excess of book value	$ 603,000	$ 179,000	$ 94,000
Non-capital losses carried forward for income tax purposes	616,000	451,000	302,000
Investments with tax values exceeding book values	-	-	13,000
Share issue costs deductible for tax purposes	67,000	113,000	92,000
	1,286,000	743,000	501,000
Less valuation allowance	(1,286,000)	(743,000)	(501,000)
Future income tax asset	$ -	$ -	$ -

b)

The Company has incurred non-capital losses for income tax purposes of approximately $2,412,000 expiring at the following dates:

2007

$

100,000

2009

$          180,000

2010

$

135,000

2014

$

349,000

2015

$

531,000

2026

$

1,117,000

12.

Related Party Transactions

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

	2006	2005	2004
Geological and exploration	$91,000	$98,000	$117,000
Direct administrative	148,000	195,000	137,000
Office lease and operating	45,000	35,000	22,000
	$284,000	$328,000	$276,000

Included in the above related party transactions are amounts unpaid at July 31, 2006 of $6,000 (2005 - $6,000; 2004 - $19,000).  These amounts are included in accounts payable and accrued liabilities.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

12.

Related Party Transactions (continued)

Overhead recoveries of $18,000 (2005 - $Nil; 2004 - $9,000) were charged to companies related by virtue of certain common officers and directors.

See also notes 8 and 13.

13.

Commitments

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

During the year, the Company entered into drilling contracts with third party drilling companies and committed to a maximum expenditure of approximately $2,651,000 USD of diamond drilling and/or reverse circulation drilling.  As of July 31, 2006, $1,990,000 USD has been incurred, leaving $661,000 USD remaining on the contracts.

Pursuant to an occupation agreement signed in June 2006, the Company is required to make annual surface rights payments of $166,000 Pesos (approximately $17,000) in June of each year for 10 years (to 2016) to a third party.  The first payment also included paying for the previous two years and totaled $498,000 Pesos (approximately $49,000), which was paid in June 2006.

14.

Subsequent Events

In August 2006, the Company sold its 50.1% interest in the Weedy Lake property in Saskatchewan to Golden Band Resources Inc.  Total consideration for the sale of Tyler’s interest consisted of $1,000,000 CDN, as well as 500,000 common share purchase warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008. The warrants received on the sale were valued using the Black-Scholes Option Pricing Model to be $87,000.  This subsequent selling price was used to determine the carrying value of the property as at July 31, 2006 and the difference between this price and the book value resulted in a write-down of $1,295,003.  The disposition is part of the Company’s continuing commitment to streamline the Company and focus on its ongoing, active exploration program in Mexico.

In October 2006, the Company entered into an agreement with Jennings Capital Inc. on a “best efforts” basis, to lead a brokered private placement of up to 2,041 units at $980 per unit for an aggregate of $2,000,180.  The financing allows for an over allotment of up to 510 units and is scheduled to close late November 2006.  The proceeds from the offering will be used to further the Company’s Bahuerachi project in Mexico and for working capital purposes.

In October 2006, the Company purchased the 10% net profits interest and finalized all documents required to file its 100% interest in the Bahuerachi claim, thus terminating the commitment for future royalty obligations.

15.

Comparative Amounts

Certain comparative amounts have been reclassified to conform to presentation adopted in the current year.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

16.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Had the Company followed U.S. GAAP, certain items on the financial statements of loss and deficit, and balance sheets would have been reported as follows:

Consolidated Statements of Operations and Deficit

For the years ended July 31,	2006 $	2005 $	2004 $
Net loss as shown in the financial statements	(2,663,670)	(1,631,597)	(1,144,770)
Adjustments to:
Exploration property expenditures(a)	(7,963,091)	(4,269,172)	(1,673,569)
Abandonments of property costs (a)	1,528,387	-	261,959
Mineral property recoveries (a)	-	119,000	629,747
Adjust write-offs and loss on sale of investments previously written-down for Canadian GAAP(c)	-	(15,260)	(33,618)
Net loss according to U.S. GAAP	(9,098,374)	(5,797,029)	(1,960,251)
Comprehensive loss (d)	(9,105,849)	(5,779,513)	(1,945,134)
Net loss per share (U.S. GAAP, basic and diluted)	(0.10)	(0.08)	(0.04)

Consolidated Balance Sheets

For the years ended July 31,	2006		2005
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets
Current assets (c)	3,642,071	3,642,079	10,302,399	10,302,405
Other assets (c)	35,750	18,000	41,991	31,741
Capital assets	67,999	67,999	76,447	76,447
Mineral properties (a)	16,268,836	-	9,834,155	-
	20,014,656	3,728,078	20,254,992	10,410,593
Liabilities and shareholders’ equity
Current liabilities	948,213	948,213	319,119	319,119
Long term liabilities	55,590	55,590	-	-
Shareholders’ equity
Capital stock	23,109,538	23,096,538	21,620,259	21,607,259
Contributed surplus (b)	2,332,070	2,477,070	1,900,660	2,045,660
Warrants	3,417,961	3,417,961	3,600,000	3,600,000
Accumulated other comprehensive income (c & d)	-	(17,742)	-	(10,267)
Deficit	(9,848,716)	(26,249,552)	(7,185,046)	(17,151,178)
Total shareholders’ equity	19,010,853	2,724,275	19,935,873	10,091,474
	20,014,656	3,728,078	20,254,992	10,410,593

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2006

16.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Comprehensive Loss

For the years ended July 31,	2006 $	2005 $	2004 $
Net loss, US GAAP	(9,098,374)	(5,797,029)	(1,960,251)
Change in net unrealizable gains on available-for-sale investments	(7,475)	(4,004)	(15,513)
Realized portion of loss regarding investments sold during the year	-	21,520	30,630
Comprehensive loss (d)	(9,105,849)	(5,779,513)	(1,945,134)

Consolidated Statements of Cash Flows

For the years ended July 31,	2006		2005		2004
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Operating activities (a)	(770,850)	(9,243,159)	(287,734)	(4,098,208)	(312,382)	(1,346,689)
Investing activities (a)	(8,484,854)	(12,545)	(3,855,401)	(44,927)	(503,890)	530,417
Financing activities	1,239,400	1,239,400	12,095,452	12,095,452	3,152,751	3,152,751
Foreign exchange gain	(27,708)	(27,708)	(27,839)	(27,839)	-	-
Cash and cash equivalents, beginning of year	10,268,934	10,268,934	2,344,456	2,344,456	7,977	7,977
Cash and cash equivalents, end of year	2,224,922	2,224,922	10,268,934	10,268,934	2,344,456	2,344,456

a)

Mineral properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production.  The costs relating to abandoned properties, and costs related to properties which the Company has assessed as not viable, based on the price of metals/minerals and general economic and market conditions, are charged to “other expenses” in the year in which such determination is made.

Under U.S. GAAP the costs relating to mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations.

b)

Stock-based compensation

Prior to August 1, 2002, the Company did not recognize compensation expense when stock options were granted.  Under U.S. GAAP, FAS 123, Accounting for Stock-Based Compensation, required compensation expense to be recognized for stock options granted in its fiscal 2001 and 2002 years.  Therefore, the stock compensation expense for options granted prior to August 1, 2002 is included under U.S. GAAP causing the difference of $145,000 in contributed surplus between Canadian and U.S. GAAP.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

16.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

c)

Investments

Under Canadian GAAP, portfolio investments in shares of public companies have been recorded at the lesser of cost and fair market value.  Under U.S. GAAP, the Company’s investments are classified as available-for-sale investments under FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.  As a result, the investments are recorded at fair value on the balance sheet, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of comprehensive income.  Included in other assets is an investment in Majescor Resources Inc. with a fair value of $18,000 at July 31, 2006 (2005 - 25,500; 2004 - $21,000).  An adjustment is made to comprehensive income on sale or impairment of the investment.

d)

Comprehensive income

Comprehensive income is measured in accordance with FAS No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners.  Comprehensive income comprises of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources.  See the impending accounting changes (e) below for the new Canadian standard.

e)

Impending Accounting Changes

Canadian GAAP

In April 2005, the CICA approved Handbook Section 1530, Comprehensive Income.  The new standard is intended to harmonize Canadian GAAP with U.S. GAAP.  This section applies to fiscal years beginning on or after October 1, 2006, and is therefore effective for the Company in fiscal 2008.

In July 2006, the CICA issued section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes.  This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008.

In April 2005, the CICA approved Handbook Section 3855, Financial Instruments - Recognition and Measurement.  The new standard is intended to harmonize Canadian GAAP with U.S. GAAP.  The new standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet as well as its measurement amount. This Section also specifies how financial instruments gains and losses are to be presented.  This section applies to fiscal years beginning on or after October 1, 2006, and is therefore effective for the Company in fiscal 2008.

United States GAAP

FAS 154, Accounting Changes and Error Corrections, changes the requirements for the accounting for and reporting of a change in accounting principle.  FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  Therefore the new standard is effective for the Company in fiscal 2007.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123(R), Share Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation.  This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  FAS No. 123(R) is effective at the beginning of the first interim or annual reporting period commencing after December 15, 2005.  The Company adopted a policy of recognizing the cost of stock options at the beginning of fiscal 2002 and as a result anticipates no impact on our consolidated results of operations and financial conditions when FAS 123(R) becomes effective.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

16.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)

Impending Accounting Changes (continued)

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109.  This interpretation applies to all tax positions related to income taxes subject to SFAS 109, Accounting for Income Taxes.  FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 is effective for fiscal years beginning after December 15, 2006, and is therefore effective for the Company in fiscal 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing the Amendment to its original filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Calgary, Alberta, this 17th day of November, 2006.

TYLER RESOURCES INC.

/s/ Jean Pierre Jutras

By:

Jean Pierre Jutras

President/Director/Chief Executive Officer

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

Date: November 17, 2006

 /s/ Jean Pierre Jutras

Name:

Jean Pierre Jutras

Title:

President/Chief Executive Officer

Exhibit 12.2

FORM OF CERTIFICATION

PURSUANT TO RULE 13a-14 AND 15d-14

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

CERTIFICATIONS

I,  Jennifer Munro, certify that:

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

Date: November 17, 2006

 /s/ Jennifer Munro

Name:

Jennifer Munro

Title:

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 20-F for the financial year ended July 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

November 17, 2006

 /s/ Jean Pierre Jutras

By:  Jean Pierre Jutras

President/Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Tyler Resources Inc. (the “Company”) on Form 20-F for the financial year ended July 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

November 17, 2006

 /s/ Jennifer Munro

By:  Jennifer Munro

Chief Financial Officer